     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1998

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                WASTEQUIP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

               OHIO                               3443                            34-1598206
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NO.)             IDENTIFICATION NO.)

                      25800 SCIENCE PARK DRIVE, SUITE 140
                             BEACHWOOD, OHIO 44122
                                 (216) 292-2554
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              GEORGE L. SCHNEIDER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                WASTEQUIP, INC.
                      25800 SCIENCE PARK DRIVE, SUITE 140
                             BEACHWOOD, OHIO 44122
                                 (216) 292-2554
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               EDWARD W. MOORE, ESQ.                            CHRISTOPHER M. KELLY, ESQ.
           CALFEE, HALTER & GRISWOLD LLP                        JONES, DAY, REAVIS & POGUE
          1400 MCDONALD INVESTMENT CENTER                               NORTH POINT
                800 SUPERIOR AVENUE                                 901 LAKESIDE AVENUE
               CLEVELAND, OHIO 44114                               CLEVELAND, OHIO 44114
                  (216) 622-8200                                      (216) 586-3939

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                       AGGREGATE OFFERING          AMOUNT OF
                SECURITIES TO BE REGISTERED                          PRICE(1)            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Shares, without par value............................       $60,000,000               $17,700
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 23, 1998

                                              Shares

                                [WASTEQUIP LOGO]

                                 Common Shares
                              (without par value)

                               ------------------
 Of the                Common Shares, without par value (the "Common Shares"),
 offered hereby (the "Offering"),           shares are being sold by Wastequip,
 Inc. ("Wastequip" or the "Company") and           shares are being sold by the
  Selling Shareholders named herein under "Selling Shareholders." Prior to the
     Offering, there has been no public market for the Common Shares. It is
  anticipated that the initial public offering price will be between $     and
     $     per share. For information relating to the factors considered in determining the initial offering price to the public, see "Underwriting."

  The Company will apply to have the Common Shares approved for listing on the
                                Nasdaq National
                        Market under the symbol "WQIP."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
    AN INVESTMENT IN THE COMMON SHARES, SEE "RISK FACTORS" ON PAGE 8 HEREIN. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                 Underwriting                                    Proceeds
                            Price to             Discounts and           Proceeds to            to Selling
                             Public               Commissions            Company (1)           Shareholders
                       -------------------    -------------------    -------------------    -------------------
Per Share............           $                      $                      $                      $
Total (2)............           $                      $                      $                      $

---------------

(1)   Before deduction of expenses payable by the Company estimated at
      $          .

(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of additional shares from the Company to cover over-allotments. If the option
      is exercised in full, the total Price to Public will be $          ,
      Underwriting Discounts and Commissions will be $          , and Proceeds
      to Company will be $          .

     The Common Shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Common Shares will be
ready for delivery on or about             , 1998, against payment in
immediately available funds.
CREDIT SUISSE FIRST BOSTON
                        EVEREN SECURITIES, INC.

                                              MCDONALD & COMPANY
                                                       SECURITIES, INC.
                      Prospectus dated             , 1998.

[Photographs of Wastequip's products: Roll-Off Containers, Intermodal Containers, Hoists, Compactors, Vacuum Trucks, Front-Load Containers. Graphic will also identify Wastequip's Web site.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) does not give effect to the exercise of the Underwriters' over-allotment option, (ii) has been
adjusted to reflect a   -for-  split of the Company's Common Shares, which will
occur prior to the consummation of the Offering, and the conversion of the Company's Series A Convertible Preferred Shares and Class B Common Shares into Common Shares, which will occur upon the consummation of the Offering and (iii) gives effect to the pending acquisitions of Rayfo, Inc. ("Rayfo") and a small supplier of aftermarket replacement parts. The Company's Class A Common Shares will be renamed Common Shares upon consummation of the Offering and, unless the context otherwise requires, are referred to as such herein. As used in this Prospectus, the terms "Wastequip" and the "Company" mean Wastequip, Inc. and its consolidated subsidiaries, unless the context otherwise requires. Pro forma financial information included herein gives effect to the pending acquisition by the Company of Rayfo as if it took place on January 1, 1997. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY

     Wastequip is one of North America's largest designers, manufacturers and marketers of equipment used to collect, process and transport solid and liquid waste materials. The Company's products include (i) a variety of metal containers used for the collection of waste materials and recyclables, (ii) balers and compactors used for the processing of waste materials and (iii) intermodal and roll-off containers, transfer trailers, roll-off hoists, and vehicle-mounted vacuum units used for the collection and transportation of solid, liquid, semi-liquid and hazardous waste materials. The Company markets its waste handling equipment throughout North America and in selected overseas markets, and its customers include national and regional solid waste service providers, industrial maintenance contractors, various industrial and commercial concerns, equipment rental companies and governmental entities. The Company's operations have experienced rapid growth over the past five years due to internal growth and a successful, regionally-focused acquisition strategy. In 1997, on a pro forma basis after giving effect to the pending acquisition of Rayfo, the Company had net sales of $107.2 million, EBITDA of $10.9 million and net income of $3.1 million.

     Wastequip was founded in 1989 to capitalize on opportunities in the large, growing and highly fragmented equipment segment of the waste management industry, which is comprised principally of small equipment suppliers with limited product scope, geographic marketing reach and capital resources. Driven by the ongoing consolidation of waste service providers, national solid waste service providers increasingly need waste handling equipment suppliers with the manufacturing capacity, geographic presence and product line breadth to meet their growing equipment requirements. In general, waste handling equipment manufacturers benefit from several favorable industry dynamics, which include, among others, (i) growing end markets, (ii) consolidation among waste service providers, (iii) rapid expansion of long-distance waste transport, (iv) predictable replacement cycles and (v) shifting regulatory requirements. The Company believes it is uniquely positioned to benefit from such trends given its broad geographic presence and production capabilities.

     Since its inception, Wastequip has completed eight acquisitions, including one that was divested in 1995, each enhancing or complementing Wastequip's geographic coverage and product lines. Moreover, the Company regularly seeks to improve its operating efficiency and financial performance through rationalization of manufacturing, shared engineering and design activities, cross-marketing of products, centralization of certain administrative and financial functions, and materials and services purchasing economies.

\The following table summarizes key characteristics of the Company's current operations:

                                                                                                  YEAR
            OPERATING UNIT                     PRODUCT DESCRIPTION         GEOGRAPHIC MARKETS   ACQUIRED
---------------------------------------   ------------------------------   ------------------   --------
Rayfo, Inc. ("Rayfo")*                    Small containers, roll-off       Midwest                1998*
                                          containers, compactors
Aftermarket parts supplier*               Aftermarket parts for the        East Coast,            1998*
                                          waste handling equipment         Southwest
                                          industry
May Manufacturing ("May")                 Small containers, roll-off       Rocky Mountains        1996
                                          containers, compactors, hoists
TEEM Enterprises ("TEEM")                 Small containers                 Nationwide             1996
LM Industries ("LM")                      Small containers, roll-off       Southeast              1996
                                          containers
May Fabricating ("May Fab")               Small containers, roll-off       Southwest              1994
                                          containers, specialty
                                          containers
Accurate Industries ("Accurate")          Small containers, roll-off       Northeast              1992
                                          containers Intermodal            Nationwide
                                          containers, compactors,
                                          hoists, bales, tractor
                                          trailers
Industrial Refuse Sales ("Industrial")    Small containers, roll-off       Florida                1991
                                          containers, compactors
Cusco Fabricators, Inc. ("Cusco")         Liquid waste vacuum units,       Worldwide              1990
                                          other specialized products

---------------
* Pending

BUSINESS STRATEGY

     The Company's strategy is to solidify its leading market position by continuing to acquire complementary businesses and developing further the Company's existing operations.

     ACQUISITIONS. The Company seeks to acquire profitable, strategically located businesses to which it can bring new strengths and that provide access to new distribution channels or manufacture and market products complementary to those currently sold by the Company. Wastequip focuses on acquisitions that help achieve two broad strategic goals:

          Penetrate New Geographic Markets. Given the high transportation costs associated with shipping the Company's products, customers tend to purchase equipment on a regional basis. Consequently, possessing local market presence is critical for success in the waste handling equipment industry. Wastequip seeks to significantly expand its current operations by continuing to acquire strategically located businesses in key regions throughout North America.

          Develop a Comprehensive Range of Products. The Company believes that the ability to offer a comprehensive range of waste handling equipment is and will continue to be a strategic advantage in servicing the expanding equipment requirements of its larger customers. The Company intends to continue broadening its product lines by selectively acquiring businesses with complementary products.

     INTERNAL GROWTH. Expanding and increasing the profitability of the Company's existing operations is also central to Wastequip's growth strategy, the key elements of which are:

          Effectively Serve the Needs of Large Customers. Because of its regional distribution capability, product line breadth and manufacturing capacity, Wastequip has become a major supplier to the large national and regional waste service providers. Wastequip believes this uniquely positions the Company to benefit from the desire of its larger customers to rationalize their supply base, a trend being driven by the overall consolidation of the waste management industry.

          Capitalize on Industry Trends. The Company capitalizes on emerging industry trends by aggressively marketing and identifying new or modified products that address its customers' changing needs. For instance, as local urban landfills close and are replaced by larger regional landfills, the Company has become the market leader in supplying intermodal containers designed to haul cost-effectively greater amounts of waste over longer distances.

          Increase Operating Efficiencies. The Company's size and geographic diversity allow it to benefit from raw materials purchasing economies, increased sales coverage and product transportation cost reductions that many of its smaller competitors do not enjoy. Furthermore, the Company standardizes "best practices" across all of its operations in order to maximize financial results. Upon acquiring a new company, Wastequip identifies strengths and weaknesses in both manufacturing and operations and, subsequently, implements improvements across its facilities to increase efficiencies and reduce costs.

          Leverage Decentralized Structure. Due to the regional nature of its business, the Company employs a decentralized operational structure to capitalize on the local market knowledge, product expertise, name recognition and customer relationships of its individual operating units. The Company's senior management provides professional management oversight to ensure that transferable strengths are employed at each of its operations.

          Identify New Products and Markets. The Company enjoys access to a broad range of manufacturing expertise, market knowledge and customer relationships. Wastequip seeks to leverage this know-how to develop new products and to identify new markets for its products.

     The Company is an Ohio corporation organized in 1989 and maintains its principal executive offices at 25800 Science Park Drive, Suite 140, Beachwood, Ohio 44122, telephone number (216) 292-2554.

                              RECENT DEVELOPMENTS

     In June 1998, the Company entered into a letter of intent with respect to its proposed acquisition of Rayfo, a manufacturer of front-load, rear-load and roll-off containers and compactors with operations in Minnesota, Illinois and Wisconsin. The Company believes that the acquisition of Rayfo will facilitate its entry into certain Midwest markets by providing the manufacturing capability and delivery access to service such markets. During the fiscal year ended November 30, 1997, Rayfo had revenues of $12.3 million. Also, in June 1998, the Company entered into a letter of intent with respect to its proposed acquisition of a small aftermarket supplier of replacement parts for the waste handling equipment industry with multiple locations. The Company believes that this acquisition will diversify its product offerings and allow it to more effectively access the replacement parts sector of the waste handling equipment industry. The Company expects the acquisitions of Rayfo and the aftermarket parts supplier to be completed in August 1998. Both transactions are subject to the satisfaction of a number of contingencies, and there can be no assurance that either the acquisition of Rayfo and/or the aftermarket parts supplier will be completed or as to the timing of their completion.

                                  THE OFFERING

Common Shares offered by the Company........................    shares (1)
Common Shares offered by the Selling Shareholders...........    shares
Common Shares to be outstanding after the Offering..........    shares (1)(2)
Use of proceeds.............................................    To reduce indebtedness and for
                                                                working capital and other general
                                                                corporate purposes, including
                                                                acquisitions. See "Use of
                                                                Proceeds."
Proposed Nasdaq National Market symbol......................    WQIP

---------------
(1) Excludes up to                Common Shares that may be sold by the Company
    pursuant to the Underwriters' over-allotment option. See "Underwriting."

(2) Based upon the number of Common Shares outstanding at June 30, 1998 ( shares), and the number of Common Shares which, upon completion of the Offering, are issuable upon (i) the automatic conversion of the Class B
    Common Shares outstanding at June 30, 1998 (       shares) and the Series A
    Convertible Preferred Shares outstanding at June 30, 1998 (       shares)
    and (ii) the exercise of certain warrants issued by the Company in
    connection with a financing transaction. Excludes        Common Shares
    issuable upon the exercise of outstanding stock options and        Common
    Shares reserved for issuance upon the exercise of certain warrants and convertible notes issued by the Company in connection with certain acquisitions. See "Capitalization," "Management -- Executive Compensation" and "Description of Capital Stock."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth certain consolidated financial and other operating data for the Company. This data should be read in conjunction with the more detailed information contained in the Consolidated Financial Statements and Notes thereto, the "Unaudited Pro Forma Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus.

                                                   YEAR ENDED               YEAR ENDED              THREE MONTHS
                                                  DECEMBER 31,           DECEMBER 31, 1997         ENDED MARCH 31,
                                 NINE MONTHS    -----------------   ---------------------------   -----------------
                                    ENDED                                             PRO
                                 DECEMBER 31,                          PRO         FORMA AS
                                   1995 (1)      1996      1997     FORMA (2)   ADJUSTED (2)(3)    1997      1998
                                 ------------   -------   -------   ---------   ---------------   -------   -------
                                                                                                     (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.......................   $62,913      $82,063   $94,933   $107,245        $             $17,617   $24,006
Gross profit....................    14,102       17,846    20,304     23,045                        3,596     5,528
Amortization of goodwill........       420          883       967      1,030                          242       242
Operating profit................     5,738        6,053     7,660      8,648                          844     1,860
Income (loss) before income
  taxes and extraordinary
  item..........................     2,402        1,378     2,750      3,118                         (283)      749
Provision for (benefit from)
  income taxes (4)..............       191       (2,098)     (151)       (11)                          14       252
                                   -------      -------   -------   --------        -------       -------   -------
Income (loss) before
  extraordinary item............     2,211        3,476     2,901      3,129                         (297)      497
Extraordinary item--early
  extinguishment of debt (5)....        --        2,368        --         --                           --        --
                                   -------      -------   -------   --------        -------       -------   -------
Net income (loss)...............   $ 2,211      $ 1,108   $ 2,901   $  3,129        $             $  (297)  $   497
                                   =======      =======   =======   ========        =======       =======   =======
Earnings per share:
    Basic.......................                                                    $
                                                                                    =======
    Diluted.....................                                                    $
                                                                                    =======

OTHER DATA:
EBITDA (6)......................   $ 6,749      $ 7,898   $ 9,818   $ 10,906        $             $ 1,368   $ 2,420
Capital expenditures, net.......       891        1,817       612        721                           80       (49)

                                      THREE MONTHS ENDED
                                        MARCH 31, 1998
                                  ---------------------------
                                                    PRO
                                     PRO         FORMA AS
                                  FORMA (2)   ADJUSTED (2)(3)
                                  ---------   ---------------

INCOME STATEMENT DATA:
Net sales.......................   $26,988        $
Gross profit....................     6,145
Amortization of goodwill........       258
Operating profit................     2,113
Income (loss) before income
  taxes and extraordinary
  item..........................       847
Provision for (benefit from)
  income taxes (4)..............       289
                                   -------        -------
Income (loss) before
  extraordinary item............       558
Extraordinary item--early
  extinguishment of debt (5)....        --
                                   -------        -------
Net income (loss)...............   $   558        $
                                   =======        =======
Earnings per share:
    Basic.......................                  $
                                                  =======
    Diluted.....................                  $
                                                  =======
OTHER DATA:
EBITDA (6)......................   $ 2,700        $
Capital expenditures, net.......       (36)

                                                                        MARCH 31, 1998 (UNAUDITED)
                                                              -----------------------------------------------
                                                                                               PRO FORMA AS
                                                                ACTUAL       PRO FORMA (2)    ADJUSTED (2)(3)
                                                              -----------    -------------    ---------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $   197         $   197          $
Working capital, excluding current portion of long-term
  debt......................................................     17,789          22,109
Property, plant and equipment, net..........................      5,903           6,273
Total assets................................................     76,430          84,820
Long-term debt (including current portion)..................     39,194          46,164
Stock warrants, subject to put option (7)...................      2,047           2,047
Shareholders' equity........................................     15,895          15,895

             NOTES TO SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

(1) For financial reporting purposes, the Company changed its fiscal year end from March 31 to December 31 effective for the period ended December 31, 1995.

(2) Gives effect to acquisition of Rayfo as if it occurred on January 1, 1997. This data should be read in conjunction with the more detailed information contained in the "Unaudited Pro Forma Consolidated Financial Information" and notes thereto included elsewhere in the Prospectus.

(3) Gives effect to the sale of                Common Shares offered hereby and
    the application of the net proceeds by the Company as if they had occurred as of January 1, 1997. See "Use of Proceeds" and "Unaudited Pro Forma Consolidated Financial Information."

(4) For financial reporting purposes the Company has recognized the future benefits of the net operating loss carryforwards at December 31, 1997. Accordingly, the Company began recording a normalized tax provision for financial reporting purposes in 1998. Therefore, 1998 net income comparisons to prior periods may not be meaningful.

(5) Reflects a write-off in 1996, which was comprised of unamortized deferred financing costs of approximately $634,000 related to the previous credit facility, cash prepayment costs of $172,000 and the remaining unamortized discount on the senior subordinated loans of $1.6 million, which were repaid in February 1996. See Note C to the Consolidated Financial Statements.

(6) EBITDA is defined as earnings from continuing operations before interest expense, taxes, depreciation and amortization (including amortization of debt discount and goodwill). EBITDA is presented because the Company believes it allows for a more complete analysis of the Company's liquidity and results of operations. EBITDA should not be considered an alternative to, nor is there any implication that it is more meaningful than, any measure of performance or liquidity as promulgated under generally accepted accounting principles ("GAAP").

(7) Certain warrants of the Company provide that the holders thereof have the
    option to purchase           Common Shares at a price per share of $.005 and
    are exercisable until May 26, 2004. The Company has the option to repurchase such warrants and the warrant holders have the right to put the warrants to the Company for cash, at prices as defined in the related warrant agreement. The warrant holders' put option is suspended for 270 days upon the notification of a plan to complete any initial public offering. Such warrants will be exercised at the time of the Offering, and the put option will expire. See "Description of Capital Stock -- Warrants; Banc One Warrants."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes statements that contain "forward-looking" information (as defined in the Private Securities Litigation Reform Act of
1995). Words such as "anticipate," "expect," "estimate," "project" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements may be made by management in written material such as press releases, portions of "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and "Risk Factors" contained in this Prospectus.

     Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including without limitation those identified below and under "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results of current and future operations may vary materially from those anticipated, estimated or projected. Prospective purchasers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

     Among the factors that will have a direct bearing on the Company's results of operations and the waste handling equipment industry in which it operates are the effects of risks associated with the pending acquisitions of Rayfo and the aftermarket parts supplier and future acquisitions, including the failure to successfully manage the Company's growth and integrate the business operations of such acquisitions, dependence on third party suppliers and industry spending, regulatory uncertainties, potential product liability and the Company's successful execution of its strategy and internal operating plans. See "Risk Factors."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Company's Common Shares. See "Disclosure Regarding Forward-Looking Statements."

ABILITY TO MANAGE GROWTH

     The Company intends to increase the scale of its operations through internal growth and the acquisition of other waste handling equipment manufacturers. Consequently, the Company may experience periods of rapid growth that could place a significant strain on the Company's management and on its operational, financial and other resources. The Company's ability to maintain and manage its growth effectively will require it to continue to invest in adequate management information and financial systems. In addition, the Company will need to recruit appropriate additional personnel at a pace consistent with the Company's growth. Any failure by the Company to adequately maintain such systems, recruit additional personnel or otherwise manage its growth could have a material adverse effect on the Company.

GROWTH BY ACQUISITION; COMPETITION FOR ACQUISITIONS; RISKS OF INTEGRATION

     Since its founding in 1989, the Company has acquired eight operating units, one of which was subsequently divested, and currently has two pending acquisitions. In addition to the pending acquisitions of Rayfo and the aftermarket parts supplier, the Company intends to continue to seek suitable acquisition candidates. There can be no assurance, however, that the Company will be able to continue to identify, acquire and integrate businesses that will improve the Company's profitability. Acquisitions may result in increased depreciation and amortization expense, increased interest expense, increased financial leverage, decreased operating income or potentially dilutive issuances of equity securities, any of which could have a material adverse effect on the Company's operating results. While the Company has not experienced significant competition in its efforts to acquire businesses, there can be no assurance that heightened competition for acquisition candidates will not occur in the future. Although the Company seeks to successfully integrate its operating units by promoting shared design, engineering, manufacturing and marketing functions and coordinating the provisions of insurance, finance, legal and accounting services, the integration of acquired businesses into Wastequip's operations may result in unforeseen difficulties which may require greater amounts of management's attention and the Company's resources. In 1990, the Company completed its first acquisition, a manufacturer of solid waste collection vehicles. This acquisition resulted in significant losses to the Company, and the operating unit was subsequently sold in 1995. There can be no assurance that the pending acquisitions or any future acquisitions will prove to be profitable for the Company.

DEPENDENCE ON THIRD PARTY SUPPLIERS; DEPENDENCE ON FOREIGN SUPPLIERS

     The Company is dependent on third party suppliers for the raw materials and certain parts it uses in the manufacture of its products. Specifically, the Company believes that its profitability has depended in part on its ability to negotiate with suppliers for steel at prices generally lower than its competitors. While the Company attempts to maintain numerous alternative sources for necessary raw materials and purchased components, and believes that multiple sources are currently available, the Company may be subject to periodic shortages and fluctuations in prices of raw materials and purchased components that could have an adverse effect on the Company. Further, the Company generally does not enter into supply agreements with its suppliers, but purchases raw materials and components by placing individual purchase orders from time to time. In addition, the Company purchases steel from foreign suppliers in order to reduce costs; however, such purchases may be dependent upon the ability of such suppliers to deliver steel in a timely fashion. Failure or delay by suppliers to deliver raw materials or required components to the Company could adversely affect the Company's ability to manufacture and deliver its products on a timely and competitive basis. Further, steel prices have been subject to price fluctuations over time. Any significant price increases in the future that cannot be passed on to customers could have a material adverse effect on the Company.

DEPENDENCE ON MAJOR CUSTOMERS; DEPENDENCE ON INDUSTRY CAPITAL EXPENDITURES

     In 1997 and 1996, Waste Management, Inc. ("Waste Management"), accounted for approximately 14% and 7%, respectively, of the Company's net sales on a pro forma basis after giving effect to the pending acquisition of Rayfo. In addition, Browning-Ferris Industries, Inc. ("BFI") accounted for 5% and 12%, respectively, of those same pro forma net sales. Further, following the recent merger of Waste Management and USA Waste, Inc. ("USA Waste"), the combined entity on a pro forma basis after giving effect to the pending acquisition of Rayfo would have accounted for approximately 20% of the Company's net sales in 1997. The Company believes that it maintains good relationships with Waste Management, BFI, USA Waste and its other principal customers. However, the loss of BFI or the combined Waste Management/USA Waste entity as a customer or any material decrease in the Company's sales to such customers could have a material adverse effect on the Company. See "Business -- Customers."

     The waste management industry is experiencing ongoing consolidation, which will likely result in a change of ownership or control of some of the Company's customers. Many of the Company's customers currently make equipment purchase decisions regionally; however, certain customers could decide to centralize equipment purchases and select a different supplier. In addition, the Company's customers may periodically engage in significant, unpredicted cutbacks in purchases of waste handling equipment that could adversely affect the Company's sales. Moreover, certain major customers have the financial resources to develop waste handling equipment production capabilities internally. If these companies were to fill a portion of their own waste handling equipment needs or significantly modify their current purchasing patterns, the demand for the Company's products could be reduced, with a resulting material adverse effect on the Company.

COMPETITION

     The market for waste handling equipment in the United States is highly competitive. The Company competes nationally with a few large companies and regionally with a significant number of smaller companies. Some of Wastequip's competitors, which are subsidiaries or divisions of major industrial enterprises, may have substantially greater financial, marketing or other resources than the Company. Although contracts with municipalities do not represent a significant portion of the Company's sales, most of Wastequip's contracts with municipalities are obtained through competitive bidding, where price is a significant factor. Competitors with greater resources than the Company may be able to offer lower prices to municipalities and thereby compete more effectively for such contracts. There can be no assurance that the Company will not encounter increased competition in the future or that such competition will not have a material adverse effect on Wastequip's results of operations. See "Business -- Competition."

RELIANCE ON KEY PERSONNEL

     The Company is substantially dependent on its executive officers and other key personnel, particularly because of the vital importance of personal contacts with customers and potential acquisition candidates in the waste management industry. The loss or interruption of the continued services of either Charles
W. Walton, the Chairman of the Board, or George L. Schneider, the President and Chief Executive Officer, or an inability to attract and retain additional personnel, could have a material adverse effect on the Company. Moreover, each of Wastequip's operating units are managed by certain key individuals. The loss of any one of these individuals could also have a material adverse effect upon the Company's relations with its principal customers and the day-to-day operation of the Company's operating units. The Company currently has employment agreements with Mr. Walton, Mr. Schneider and certain other key management personnel, and maintains key man insurance on certain management personnel.

RESTRICTIONS UNDER CREDIT AGREEMENT; CONDITIONAL NATURE OF NEW FACILITY

     The Company's senior credit facility (the "Senior Credit Facility") contains various covenants regulating, among other things, capital expenditures, dividend payments, additional borrowings and acquisitions and requires the Company to maintain certain financial ratios. As of June 30, 1998, the Company was in compliance with the covenants in the Senior Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     It is anticipated that, in connection with the Offering, the Company will enter into a new, five-year credit facility (the "New Credit Facility") which, if obtained, will replace the Senior Credit Facility. The New Credit Facility is expected to contain customary financial covenants and limitations on dividends and capital expenditures. Wastequip expects funds under the New Credit Facility to be available for future acquisitions. There can be no assurance that the Company will enter into the New Credit Facility or, if so, on the terms discussed herein. In addition, the Company will recognize a one-time extraordinary charge to earnings during the quarter in which the Senior Credit Facility is terminated, as a result of prepayment penalties and the write-off of deferred financing costs associated with the termination of the Senior Credit Facility. As of June 30, 1998, the aggregate amount of the prepayment penalty and the write-off of deferred financing costs associated with termination of the Senior Credit Facility was estimated to be $750,000, the majority of which will be a non-cash, pre-tax charge. The Company estimates that such extraordinary charge will be incurred in the third quarter of 1998. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto.

PRODUCT LIABILITY

     The Company is primarily engaged in the business of manufacturing and selling large metal containers, compactors, hoists, vehicle-mounted vacuum units and other waste equipment. It is possible that the use of these products may result in injury, and, from time to time, claims may be brought against the Company as a result. Additionally, the Company's products are generally designed to be used by the waste management industry, an industry that is subject to extensive environmental regulation and risk of significant liability arising from the unexpected release of hazardous waste products into the environment. It is possible that the Company could be subject to product liability claims concerning the Company's products, such as claims resulting from leaking containers or defective seals resulting in the unintended release of waste products from the containers. Such claims, if successful and not fully covered by the Company's insurance, could have a material adverse impact on the Company. To date, the Company has had no such claims and does not believe that such claims are likely, but there can be no assurance that such a claim could not arise. Should such claims be brought against it, the Company believes that it maintains adequate insurance to safeguard it from material adverse impact that may otherwise result.

GOVERNMENT REGULATION

     The Company's manufacturing processes often involve the spray application of certain paints to its containers. When such paints are applied in significant quantity or with high frequency, the Company may be subject to federal, state and local laws and regulations relating to air quality and record keeping and often requiring permits and air quality inspections, depending upon the jurisdiction of the manufacturing facility. Although the Company believes that its painting processes and record keeping conform in all material respects to applicable regulatory standards, the Company may be required to incur charges, from time to time, in the operation of its businesses relating to these regulations. Generally, with respect to environmental liabilities, the Company is indemnified by the sellers of its acquired businesses. However, if such sellers default in their indemnity obligations, the Company could incur liability for the remediation based upon the Company's status as a lessee. Furthermore, there can be no assurance that additional environmental issues will not arise or will not be incurred as a result of future acquisitions.

     In addition, Wastequip's customers generally are subject to laws and regulations that govern matters such as environmental protection and height and weight restrictions on roads and highways. While the Company believes that its products allow customers to conduct business efficiently and in compliance with current laws and regulations, these regulations are continually evolving. The Company therefore may be required to make capital and operating expenditures in order to develop products in response to regulatory changes. See "Business -- Industry Overview" and "-- Environmental and Other Regulatory Matters."

SEASONALITY; FLUCTUATIONS IN QUARTERLY RESULTS

     As a supplier of equipment for the waste management industry, the Company is subject to fluctuations based on its customers' purchasing levels throughout the year. For that reason, the Company's revenues tend to be somewhat lower in the late fall and winter months thereby causing fluctuations in the Company's quarterly results. The Company expects that such seasonal fluctuations in demand for its products will continue. In addition, demand and timing for the Company's intermodal containers can vary significantly from quarter to quarter due to the large order size and project-oriented nature associated with a typical order. Other factors which vary the demand for intermodal containers include the availability of rail cars and completion of contracts between the city generating the waste, the railroad and the landfill accepting the waste. Therefore, year to year comparisons of quarterly results may not be meaningful, and quarterly results during the year are not necessarily indicative of the results for any future period or for the entire year.

NO PRIOR PUBLIC MARKET; DETERMINATION OF PUBLIC OFFERING PRICE

     Prior to the Offering, there has been no public market for the Common Shares, and there can be no assurance that an active trading market will develop or be sustained. Accordingly, no assurance can be given as to the liquidity of the market for the Common Shares or the price at which any sales may occur. The initial public offering price of the Common Shares will be determined by negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters and may not be indicative of the market price of the Common Shares after the Offering. After the Offering, the market price of the Common Shares may be volatile, depending on future events, including quarter-to-quarter variations in operating results, news announcements, trading volume, general market trends and other factors. See "Underwriting."

ANTI-TAKEOVER PROVISIONS; CERTAIN PROVISIONS OF OHIO LAW; ARTICLES OF INCORPORATION AND
CODE OF REGULATIONS

     Certain provisions of Ohio law and the Company's Amended and Restated Articles of Incorporation and Amended and Restated Code of Regulations could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. The Company's Amended and Restated Articles of Incorporation provide for the Board of Directors to be divided into three classes of Directors serving staggered three-year terms. Such classification of the Board of Directors expands the time required to change the composition of a majority of the Directors and may tend to discourage a proxy contest or other takeover bid for the Company. Certain provisions of Ohio law and the Company's Amended and Restated Articles of Incorporation allow the Company to issue preferred shares with rights senior to those of the Common Shares without any further vote or action by the shareholders. The issuance of preferred shares could decrease the amount of earnings and assets available for distribution to the holders of Common Shares or could adversely affect the rights and powers, including voting rights, of the holders of Common Shares. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Shares. In addition, Ohio law prohibits any person who owns 10% or more of a corporation's stock from engaging in mergers, consolidations, majority share acquisitions, asset sales, loans and certain other transactions with the corporation for a three-year period after acquiring the 10% ownership, unless approval is first obtained from the corporation's board of directors. After the three-year waiting period, the 10% shareholder can complete the transaction only if, among other things: (i) approval is received from two-thirds of all voting shares and from a majority of shares not held by the 10% shareholder or certain affiliated persons; or (ii) the transaction meets certain criteria designed to ensure fairness to all remaining shareholders. The Company is also subject to the anti-takeover provisions of Section 1701.831 of the Ohio General Corporation Law, which require the prior approval of the holders of a majority of disinterested shares for acquisitions of specified percentages of the outstanding Common Shares. The application of Section 1701.831 also could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock -- Serial Preferred Shares" and "-- Ohio Law and Certain Charter Provisions."

DILUTION OF PURCHASERS OF COMMON SHARES

     Purchasers of the Common Shares will experience immediate and substantial dilution in the net tangible book value per share of the Common Shares. The net tangible book value of the Common Shares as of March 31, 1998 was approximately
$          million or $     per share. After giving effect to the receipt by the
Company of the estimated net proceeds from the Offering (without giving effect to any exercise of the Underwriters' over-allotment option), and after deducting the underwriting discounts and estimated expenses payable by the Company, the pro forma net tangible book value of the Common Shares as of March 31, 1998
would have been approximately $     per share. This represents an immediate
increase in net tangible book value of $     per share to existing shareholders
and an immediate dilution of $     per share to purchasers of the Common Shares
in the Offering. See "Dilution."

COMMON SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, of the                authorized Common
Shares,                Common Shares will be outstanding (               if the
Underwriters exercise their over-allotment option in full). Of these shares,
               sold in the Offering (               if the Underwriters exercise
their over-allotment option in full) will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for such shares as may be acquired by "affiliates" of the Company (as that term is defined in Rule 144 under the Securities Act). The remaining shares constitute "restricted securities" within the meaning of Rule 144, and will only be eligible for sale if sold in compliance with the resale volume limitations and other requirements of Rule 144. These volume limitations will apply only if and as long as the holders of these shares are "affiliates" of the
Company for purposes of Rule 144.                of these shares are also
subject to a lock-up agreement described below. In addition, the Company has granted demand and "piggy-back" registration rights to certain of the current shareholders of the Company with respect to certain of the foregoing shares. See "Shares Eligible for Future Sale."

     The Company and certain of its current shareholders who hold
               Common Shares in the aggregate have agreed that they will not, directly or indirectly, without the prior written consent of the Underwriters, offer, sell, announce their intention to sell, pledge or otherwise dispose of any Common Shares for a period of 180 days after the consummation of the Offering. Any sale of a significant number of these shares in the public market following the expiration of the 180-day period could adversely affect the market price of the Common Shares. See "Shares Eligible for Future Sale."

POSSIBLE NEED FOR ADDITIONAL FINANCING

     The Company believes that funds from operations, cash and cash equivalents and borrowings under the Senior Credit Facility or the expected New Credit Facility, together with the net proceeds of the Offering, will be adequate to fund the Company's current operating plans for the foreseeable future. However, the Company may need additional debt or equity financing in order to carry out its acquisition strategy. The amount and timing of financing which the Company may need will vary depending on the timing and size of acquisitions and the willingness of sellers to provide a portion of the necessary financing. To the extent the Company requires additional financing in the future and is unable to obtain such additional financing, it may not be able to implement fully its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

YEAR 2000

     Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including a temporary inability to process transactions, send invoices or engage in normal business activities. Although, based on a preliminary assessment, the Company believes that the change to the year 2000 will not have a material adverse impact upon the operations of the Company. No assurance can be given that its efforts to upgrade its software or the failure by one or more of its major suppliers or customers to upgrade their software in anticipation of the transition to the year 2000 will not have a material adverse impact on the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Shares offered
hereby are estimated to be approximately $          million ($          million
if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses payable
by the Company, assuming an initial public offering price of $          per
share (the mid-point of the estimated initial public offering price set forth on the cover page of this Prospectus). The Company intends to use approximately $34.4 million of the net proceeds from the Offering to repay the outstanding borrowings under the Senior Credit Facility. Borrowings under the Senior Credit Facility aggregated approximately $34.4 million at June 30, 1998, bear interest at a weighted average interest rate of approximately 8.9% and mature on February 15, 2001. The indebtedness under the Senior Credit Facility was incurred primarily to fund acquisitions and, to a lesser extent, to provide working capital to support operating activities. The Company also intends to use approximately $6.5 million of the net proceeds to repay other outstanding indebtedness having a weighted average interest rate of 8.2% (as of June 30, 1998) and maturing at various times between 2000 and 2001. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management -- Employment Contracts and Termination of Employment" and Note C of Notes to Consolidated Financial Statements.

     The remaining net proceeds from the Offering are expected to be used by the Company for working capital and other general corporate purposes, including possible acquisitions. See "Business -- Business Strategy." Although the Company is currently evaluating acquisition opportunities, it does not have any current understanding, arrangement or agreement to acquire any such businesses or assets, except for the pending acquisitions of Rayfo and Parts. Pending application of the net proceeds from the Offering, the Company will invest such net proceeds in short-term, interest-bearing, investment grade securities. The Company will not receive any of the proceeds from the sale of the Common Shares by the Selling Shareholders.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Shares. The Company currently intends to retain any earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company is currently prohibited from paying cash dividends under the Senior Credit Facility and expects that the terms of the New Credit Facility will prohibit or significantly restrict the payment of cash dividends.

                                 CAPITALIZATION

     The following table sets forth at March 31, 1998 the Company's capitalization (long-term debt plus shareholders' equity) (i) on an actual basis, (ii) on a pro forma basis after giving effect to the acquisition of Rayfo and (iii) on a pro forma basis after giving effect to the acquisition of Rayfo
and as adjusted to reflect the sale by the Company of the                Common
Shares offered hereby, after deducting estimated underwriting discounts and commissions and estimated expenses payable by the Company and the application of the net proceeds therefrom to repay certain indebtedness assuming an initial
public offering price of $     per share (the mid-point of the estimated initial
public offering price set forth on the cover of this Prospectus). See "Use of Proceeds." The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                          MARCH 31, 1998
                                                             -----------------------------------------
                                                                                          PRO FORMA
                                                             ACTUAL      PRO FORMA     AS ADJUSTED (1)
                                                             -------   -------------   ---------------
                                                                      (DOLLARS IN THOUSANDS)
     Current portion of long-term debt.....................  $ 4,054      $ 4,054         $
                                                             =======      =======         ========
     Long-term debt:
       Senior Credit Facility:
          Revolving credit facility........................  $ 9,632      $10,602         $
          Notes payable....................................   17,750       22,750
       Notes payable to sellers............................    7,701        8,701
       Notes payable--other................................       57           57
                                                             -------      -------         --------
            Total long-term debt...........................   35,140       42,110
     Stock warrants, subject to put option.................    2,047        2,047
     Shareholders' equity:
       Serial Preferred Shares, without par value (actual
          and pro forma: zero shares authorized, issued and
          outstanding; pro forma as adjusted:
                         shares authorized, zero shares
          issued and outstanding)..........................
       Series A Convertible Preferred Shares, without par
          value (actual and pro forma: 100,000 shares
          authorized, issued and outstanding; pro forma as
          adjusted: zero shares authorized, issued and
          outstanding).....................................   10,000       10,000
       Common Shares, without par value (actual and pro
          forma:        shares authorized,        shares
          issued and outstanding; pro forma as adjusted:
                 shares authorized,        shares issued
          and outstanding) (1)(2)..........................       91           91
       Class B Common Shares, without par value (actual and
          pro forma: 160,000 shares authorized, issued and
          outstanding; pro forma as adjusted: zero shares
          authorized, issued and outstanding)..............       16           16
     Additional paid-in capital............................   13,417       13,417
     Retained deficit (3)..................................   (7,148)      (7,148)
     Foreign currency translation..........................     (481)        (481)
                                                             -------      -------         --------
            Total shareholders' equity.....................   15,895       15,895
                                                             -------      -------         --------
               Total capitalization........................  $53,282      $60,252         $
                                                             =======      =======         ========

---------
(1) Excludes (i)         Common Shares issuable upon the exercise of outstanding
    stock options and (ii)          Common Shares reserved for issuance upon the
    exercise of certain warrants and convertible notes issued by the Company in connection with certain acquisitions.

(2) The actual and pro forma shareholders' equity in Common Shares indicated herein consists of shareholders' equity in Class A Common Shares, which will be renamed Common Shares upon completion of the Offering.

(3) In connection with the Offering and refinancing of the Company's debt, the Company will recognize up to a $650,000 one-time charge for additional compensation to certain of the Company's officers and an additional extraordinary one-time charge of approximately $750,000, the majority of which is a non-cash charge, for the write-off of deferred financing costs and prepayment fees associated with the termination of the Senior Credit Facility.

                                    DILUTION

     The net tangible book value of the Company as of June 30, 1998 was
approximately $          million, or $     per share. Net tangible book value
per share is determined by dividing the amount of the Company's total tangible assets less total liabilities by the number of Common Shares outstanding. After
giving effect to the sale by the Company of the           Common Shares offered
hereby (at an assumed initial public offering price of $     per share, the
mid-point of the estimated initial public offering price as set forth on the cover page of this Prospectus), the pro forma net tangible book value of the
Company as of           would have been approximately $          million, or
$     per share. This represents an immediate dilution of $     per share to new
investors purchasing Common Shares in the Offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................              $
  Net tangible book value per share before the Offering.....  $
  Increase per share attributable to new investors..........
                                                              --------
Pro forma net tangible book value per share after the
  Offering..................................................
                                                                          --------
Dilution per share to new investors.........................              $
                                                                          ========

     The following table summarizes, on a pro forma basis as of June 30, 1998, the difference between existing shareholders and new investors with respect to the number of Common Shares purchased from the Company, the total consideration paid to the Company and the average price per share paid (before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company):

                              SHARES PURCHASED        TOTAL CONSIDERATION        AVERAGE
                            ---------------------    ----------------------       PRICE
                              NUMBER      PERCENT      AMOUNT       PERCENT     PER SHARE
                            ----------    -------    -----------    -------    -----------
Existing shareholders.....                     %     $                   %     $
New investors.............
                            ----------      ---      -----------      ---
          Total...........                  100%     $                100%
                            ==========      ===      ===========      ===

     The foregoing calculations do not give effect to, as of June 30, 1998,
               Common Shares issuable upon the exercise of outstanding options
at a weighted average exercise price of $     per share. To the extent any such
options are exercised, there will be further dilution to new investors. See "Capitalization," "Management -- Stock Option Plans" and "Description of Capital Stock."

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The unaudited pro forma consolidated income statement data of the Company for the year ended December 31, 1997 and for the three months ended March 31, 1998 includes the historical operations of the Company and gives effect to (i) the pending acquisition of Rayfo and (ii) the sale by the Company of the Common Shares in the Offering and the application of the net proceeds therefrom to repay certain indebtedness as set forth under "Use of Proceeds," as if they had occurred as of January 1, 1997. The pending acquisition of the aftermarket parts supplier would not have a material effect upon the unaudited consolidated pro forma financial information, and is not reflected therein.

     The unaudited pro forma consolidated balance sheet data as of March 31, 1998 gives effect to (i) the pending acquisition of Rayfo and (ii) the sale by the Company of the Common Shares in the Offering and the application of the net proceeds therefrom to repay certain indebtedness as set forth under "Use of Proceeds." The acquired assets and liabilities of Rayfo are stated at values representing a preliminary allocation of the purchase cost based upon estimated fair market values. The final purchase accounting allocations will be determined based upon final valuations.

     The unaudited pro forma consolidated financial information has been prepared by the Company's management. The information is not designed to represent and does not represent what the Company's results of operations actually would have been had the Rayfo transaction been completed as of January 1, 1997. The pro forma adjustments are based on available information and certain assumptions that the Company currently believes are reasonable under the circumstances. The unaudited pro forma consolidated financial information should be read in conjunction with the more detailed information contained in the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           HISTORICAL                                                    PRO FORMA AS
                                      ---------------------    PRO FORMA                 OFFERING      ADJUSTED FOR THE
                                      WASTEQUIP   RAYFO (1)   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS        OFFERING
                                      ---------   ---------   -----------   ---------   -----------    ----------------
Net Sales...........................   $94,933     $12,312       $          $107,245     $                 $
Cost of sales.......................    74,629       9,571                    84,200
                                       -------     -------       -----      --------     --------          --------
Gross profit........................    20,304       2,741                    23,045
Selling, general and administrative
  expenses..........................    11,677       1,690                    13,367
                                       -------     -------       -----      --------     --------          --------
                                         8,627       1,051                     9,678
Amortization of goodwill............       967                      63(2)      1,030
                                       -------     -------       -----      --------     --------          --------
Operating profit....................     7,660       1,051         (63)        8,648
Interest expense....................     4,910         116         504(3)      5,530             (5)
                                       -------     -------       -----      --------     --------          --------
Income before income taxes..........     2,750         935        (567)        3,118
Provision for (benefit from) income
  taxes.............................      (151)                    140(4)        (11)            (4)
                                       -------     -------       -----      --------     --------          --------
Net income..........................   $ 2,901     $   935       $(707)     $  3,129     $                 $
                                       =======     =======       =====      ========     ========          ========
Earnings per share:
  Basic.............................                                                                       $
                                                                                                           ========
  Diluted...........................                                                                       $
                                                                                                           ========

      See Notes to Unaudited Pro Forma Consolidated Financial Information.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                   FOR THE THREE MONTHS ENDED MARCH 31, 1998
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                           HISTORICAL                                                    PRO FORMA AS
                                      ---------------------    PRO FORMA                 OFFERING      ADJUSTED FOR THE
                                      WASTEQUIP   RAYFO (1)   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS        OFFERING
                                      ---------   ---------   -----------   ---------   -----------    ----------------
Net Sales...........................   $24,006     $ 2,982       $          $ 26,988     $                 $
Cost of sales.......................    18,478       2,365                    20,843
                                       -------     -------       -----      --------     --------          --------
Gross profit........................     5,528         617                     6,145
Selling, general and administrative
  expenses..........................     3,426         348                     3,774
                                       -------     -------       -----      --------     --------          --------
                                         2,102         269                     2,371
Amortization of goodwill............       242                      16(2)        258
                                       -------     -------       -----      --------     --------          --------
Operating profit....................     1,860         269         (16)        2,113
Interest expense....................     1,111          25         130(3)      1,266             (5)
                                       -------     -------       -----      --------     --------          --------
Income before income taxes..........       749         244        (146)          847
Provision for income taxes..........       252                      37(4)        289             (4)
                                       -------     -------       -----      --------     --------          --------
Net income..........................   $   497     $   244       $(183)     $    558     $                 $
                                       =======     =======       =====      ========     ========          ========
Earnings per share:
  Basic.............................                                                                       $
                                                                                                           ========
  Diluted...........................                                                                       $
                                                                                                           ========

      See Notes to Unaudited Pro Forma Consolidated Financial Information.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

                                                                                                              PRO FORMA
                                              HISTORICAL                                                     AS ADJUSTED
                                         ---------------------    PRO FORMA           PRO      OFFERING        FOR THE
                                         WASTEQUIP   RAYFO (1)   ADJUSTMENTS         FORMA    ADJUSTMENTS     OFFERING
                                         ---------   ---------   -----------        -------   -----------    -----------
ASSETS
Current assets:
Cash and cash equivalents..............   $   197     $  (61)      $    61(6)       $   197     $              $
Accounts receivable, net of
  allowance............................    13,858      1,899                         15,757
Inventories............................    18,391      2,490                         20,881
Deferred income taxes..................     1,825                                     1,825
Prepaid expenses and other current
  assets...............................       199        730          (729)(6)        1,050
                                                                       850(7)
                                          -------     ------       -------          -------     ------         ------
         Total current assets..........    34,470      5,058           182           39,710
Property, plant and equipment, net.....     5,903        737          (367)           6,273
Other assets:
Goodwill and identified intangible
  assets...............................    35,133                    2,520(8)        37,653
Deferred financing costs...............       626                      120(9)           746
Other..................................       298        142            (2)(6)          438
                                          -------     ------       -------          -------     ------         ------
                                           36,057        142         2,638           38,837
                                          -------     ------       -------          -------     ------         ------
         Total assets..................   $76,430     $5,937       $ 2,453          $84,820     $              $
                                          =======     ======       =======          =======     ======         ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable.......................   $10,192     $  428       $                $10,620     $              $
Accrued interest.......................       639                                       639
Accrued expenses and other
  liabilities..........................     5,850        489             3(6)         6,342
Current maturities of long-term debt...     4,054                                     4,054           (5)
                                          -------     ------       -------          -------     ------         ------
         Total current liabilities.....    20,735        917             3           21,655
Other long-term liabilities............     2,613                      500(10)        3,113
Revolving credit facility..............     9,632                      970(11)       10,602           (5)
Notes payable to bank..................    17,750        551          (551)(6)       22,750           (5)
                                                                     5,000(11)
Notes payable to sellers...............     7,701        524          (524)(6)        8,701           (5)
                                                                     1,000(11)
Notes payable--other...................        57                                        57
Stock warrants, subject to put
  option...............................     2,047                                     2,047           (12)
Shareholders' equity:
  Serial Preferred Shares..............
  Series A Convertible Preferred
    Shares.............................    10,000                                    10,000           (12)
  Common Shares........................        91         14           (14)(6)           91           (12)
  Class B Common Shares................        16                                        16           (12)
Additional paid-in capital.............    13,417                                    13,417
Retained deficit.......................    (7,148)     3,931        (3,931)(6)       (7,148)                         (13)
Foreign currency translation
  adjustment...........................      (481)                                     (481)
                                          -------     ------       -------          -------     ------         ------
         Total shareholders' equity....    15,895      3,945        (3,945)          15,895
                                          -------     ------       -------          -------     ------         ------
         Total liabilities and
           shareholders' equity........   $76,430     $5,937       $ 2,453          $84,820     $              $
                                          =======     ======       =======          =======     ======         ======

      See Notes to Unaudited Pro Forma Consolidated Financial Information

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following notes identify the pro forma adjustments made to the historical amounts in the pro forma combined financial statements:

 (1)The unaudited pro forma consolidated statement of income for the year ended December 31, 1997 includes the audited historical statement of operations for Rayfo for the year ended November 30, 1997. The unaudited pro forma statement of income for the three months ended March 31, 1998 includes the unaudited historical statement of operations for Rayfo for the three months ended February 28, 1998. The unaudited pro forma balance sheet at March 31, 1998 includes the unaudited historical balance sheet of Rayfo at February 28, 1998.

 (2)Represents the incremental amortization of goodwill from applying the purchase method of accounting in the acquisition of Rayfo. Goodwill is amortized over 40 years.

 (3)Represents additional interest expense associated with approximately $7.0 million of debt expected to be incurred to finance the acquisition of Rayfo which would have been outstanding for the entire periods presented. Interest on bank borrowings of $5.9 million is imputed assuming an 8.65% borrowing rate for the twelve months ended December 31, 1997 and the three months ended March 31, 1998. The interest on the seller note of $1.0 million is computed at an 8% assumed interest rate for the periods presented.

 (4) Reflects an effective tax rate of 38% on Rayfo operating results, the pro forma adjustments and the offering adjustments.

 (5) Reflects the application of the net proceeds from the Offering, estimated
     to be $     million net of expenses and fees, as described in "Use of
     Proceeds." At March 31, 1998, the outstanding debt to be repaid in
     connection with the Offering totaled $            . Interest expense
     associated with indebtedness repaid with the proceeds from the Offering has been eliminated.

 (6) Reflects adjustments for the assets and liabilities which will not be acquired pursuant to the letter of intent including long-term debt.

 (7) As part of the acquisition of Rayfo, the Company has agreed to purchase approximately $850,000 of assets from a related company that has common ownership with Rayfo.

 (8) Represents the excess of purchase price above that which was allocated to the purchased net assets in the purchase of Rayfo. See note 1 above.

 (9) Reflects the projected deferred financing costs for the purposes of financing the acquisition of Rayfo.

(10) Represents a $500,000 adjustment for a non-compete obligation, established pursuant to the pending acquisition of Rayfo.

(11) Represents a portion of approximately $7.0 million of debt to be incurred to finance the acquisition of Rayfo and acquire the assets discussed in note 7. See also note 3 above.

(12) Series A Convertible Preferred Shares and Class B Common Shares will be converted into Common Shares upon consummation of the Offering. Warrants to
     purchase        Common Shares will be exercised upon consummation of the
     Offering.

(13) In conjunction with the Offering and refinancing of the Company's debt, the Company will recognize up to a $650,000 one-time charge for additional compensation to certain of the Company's officers and an additional extraordinary one-time charge of approximately $750,000, the majority of which is a non-cash charge, for the write-off of deferred financing costs and prepayment fees associated with the termination of the Senior Credit Facility.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following consolidated financial data presented below under the captions "Income Statement Data," "Other Data" and "Balance Sheet Data" as of and for each of the two years ended December 31, 1997 and 1996; as of and for the nine months ended December 31, 1995; and as of and for each of the two years ended March 31, 1995 and 1994, have been derived from the audited consolidated financial statements of the Company. The selected consolidated financial data as of and for the three months ended March 31, 1998 and 1997 have been derived from unaudited consolidated financial statements of the Company, which have been prepared by management on the same basis as the audited consolidated financial statements of the Company, and, in the opinion of the Company's management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such data for such periods and as of such dates. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. This data should be read in conjunction with the more detailed information contained in the Consolidated Financial Statements and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus.

                                            YEAR ENDED        NINE MONTHS        YEAR ENDED           THREE MONTHS
                                             MARCH 31,           ENDED          DECEMBER 31,         ENDED MARCH 31,
                                        -------------------   DECEMBER 31,   -------------------   -------------------
                                         1994        1995       1995(1)       1996        1997      1997        1998
                                        -------     -------   ------------   -------     -------   -------     -------
                                                                                                       (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.............................  $42,053     $78,603     $62,913      $82,063     $94,933   $17,617     $24,006
Cost of sales.........................   32,699      61,016      48,811       64,217      74,629    14,021      18,478
                                        -------     -------     -------      -------     -------   -------     -------
Gross profit..........................    9,354      17,587      14,102       17,846      20,304     3,596       5,528
Selling, general and administrative
  expenses............................    6,909       9,892       7,944       10,910      11,677     2,510       3,426
Amortization of goodwill..............      293         490         420          883         967       242         242
                                        -------     -------     -------      -------     -------   -------     -------
Operating profit......................    2,152       7,205       5,738        6,053       7,660       844       1,860
Interest expense......................    1,308       3,519       3,336        4,675       4,910     1,127       1,111
                                        -------     -------     -------      -------     -------   -------     -------
Income (loss) from continuing
  operations before income taxes......      844       3,686       2,402        1,378       2,750      (283)        749
Provision for (benefit from) income
  taxes...............................      123       1,653         191       (2,098)       (151)       14         252
                                        -------     -------     -------      -------     -------   -------     -------
Income (loss) from continuing
  operations(2)(3)....................  $   721     $ 2,033     $ 2,211      $ 3,476     $ 2,901   $  (297)    $   497
                                        =======     =======     =======      =======     =======   =======     =======

EARNINGS PER SHARE:
  Basic...............................  $           $           $            $           $         $           $
                                        =======     =======     =======      =======     =======   =======     =======
  Diluted.............................  $           $           $            $           $         $           $
                                        =======     =======     =======      =======     =======   =======     =======

OTHER DATA:
EBITDA (4)............................  $ 2,932     $ 8,363     $ 6,749      $ 7,898     $ 9,818   $ 1,368     $ 2,420
Capital expenditures, net.............      534       1,032         891        1,817         612        80         (49)

                                                  MARCH 31,              DECEMBER 31,
                                              -----------------   ---------------------------    MARCH 31,
                                               1994      1995      1995      1996      1997        1998
                                              -------   -------   -------   -------   -------   -----------
                                                                 (DOLLARS IN THOUSANDS)         (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................  $   589   $   166   $   559   $   171   $   209     $   197
Working capital, excluding current portion
  of long-term debt.........................    6,692    13,528    17,667    20,355    22,049      17,789
Property, plant and equipment, net..........    3,569     4,376     4,706     6,732     6,245       5,903
Total assets................................   29,475    54,058    53,389    75,845    77,518      76,430
Long-term debt (including current
  portion)..................................   12,964    36,446    38,468    48,945    45,293      39,194
Stock warrants, subject to put option (5)...              2,047     2,047     2,047     2,047       2,047
Shareholders' equity........................    8,745       (42)    2,112    12,607    15,388      15,895

---------

 (1) For financial reporting purposes, the Company changed its fiscal year end from March 31 to December 31 effective for the period ended December 31, 1995.

 (2) The Company recognized a loss from discontinued operation of $2.6 million and $10.9 million during the years ended March 31, 1994 and 1995, respectively. The $10.9 million loss in 1995 was net of an income tax benefit of $1.2 million and included a $7.5 million pre-tax provision for loss on disposal.

 (3) The Company recorded an extraordinary charge on early extinguishment of debt of $1.6 million and $2.4 million, respectively during the years ended March 31, 1994 and December 31, 1996.

 (4) EBITDA is defined as earnings from continuing operations before interest expense, taxes, depreciation and amortization (including amortization of debt discount and goodwill). EBITDA is presented because the Company believes it allows for a more complete analysis of the Company's liquidity and results of operations. EBITDA should not be considered an alternative to, nor is there any implication that it is more meaningful than, any measure of performance or liquidity as promulgated under GAAP.

 (5) Certain warrants of the Company provide that the holders thereof have the
     option to purchase          Common Shares at a price per share of $.005 and
     are exercisable until May 26, 2004. The Company has the option to repurchase such warrants and the warrant holders have the right to put the warrants to the Company for cash, at prices as defined in the related warrant agreement. The warrant holders' put option is suspended for 270 days upon the notification of a plan to complete any initial public offering. Such warrants will be exercised at the time of the Offering, and the put option will expire. See "Description of Capital Stock -- Warrants; Banc One Warrants."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Wastequip is one of North America's largest designers, manufacturers and marketers of equipment used to collect, process and transport solid and liquid waste materials. The Company's products include (i) a variety of metal containers used for the collection of waste materials and recyclables, (ii) balers and compactors used for the processing of waste materials and (iii) intermodal and roll-off containers, transfer trailers, roll-off hoists, and vehicle-mounted vacuum units used for the collection and transportation of solid, liquid, semi-liquid and hazardous waste materials. The Company markets its waste handling equipment throughout North America and selected overseas markets, and its customers include national and regional solid waste service providers, industrial maintenance contractors, various industrial and commercial concerns, equipment rental companies and governmental entities. The Company's operations have experienced rapid growth over the past five years due to internal growth and a successful, regionally-focused acquisition strategy. In 1997, on a pro forma basis after giving effect to the pending acquisition of Rayfo, the Company had net sales of $107.2 million, EBITDA of $10.9 million and net income of $3.1 million.

     Since the beginning of 1997, the Company has achieved strong internal growth in sales and improvements in profitability. Net sales in the first quarter of 1998 increased approximately 36%, driven principally by strong volume increases in small containers and roll-off containers, higher demand for the Company's vehicle-mounted vacuum units and several large orders for intermodal containers. The Company's profitability also increased significantly in the first quarter as a result of the aforementioned sales growth and volume-related operating efficiencies. The Company anticipates that the current favorable business environment will have a similarly positive impact on its results of operations for the six-month period ending June 30, 1998.

     The Company's principal source of revenue is from the sale of solid waste handling equipment and related parts. The Company's primary products, small containers and roll-off containers, accounted for approximately 63% of the Company's net sales in 1997. Intermodal containers, vehicle-mounted vacuum units and technical products, such as hoists, compactors and balers, in the aggregate accounted for approximately 29% of the Company's net sales in 1997, with spare parts and other products accounting for the remainder of the Company's net sales. For the same period, U.S. sales accounted for approximately 94% of total revenue. As such, currency exchange rate fluctuations do not materially impact the Company. The Company recognizes revenues in accordance with the shipping terms of its sales contracts.

     The main components of cost of sales for the Company's products are primarily steel, and, to a lesser extent, plastic lids, paint, labor and manufacturing overhead costs. The Company purchases its steel from various sources worldwide, seeking to take advantage of volume discounts, opportunistic pricing terms and availability. Inventory is relieved and cost of sales is recorded at the time of revenue recognition. Inventory is valued at lower of cost or market.

     Selling, general and administrative expenses include salaries, sales commissions, employee benefits, travel related expenses, advertising, promotion and professional services. All expenses are recognized in the period in which they are incurred.

     Depreciation and amortization includes costs associated with the depreciation of property, plant and equipment, as well as the amortization of intangible assets, primarily goodwill associated with the Company's acquisitions.

     Since its inception, the Company has completed eight acquisitions, including one acquisition that was divested in 1995. All of the acquisitions were accounted for under the purchase method of accounting with the purchase price allocated to the estimated fair market value of the assets acquired and liabilities assumed. The excess of the purchase price paid over the estimated fair value of the net assets acquired was allocated to goodwill, which resulted in approximately $35.1 million of goodwill reflected on the Company's balance sheet as of March 31, 1998. The annual amortization of goodwill will result in non-cash charges to future operations of approximately $1.0 million per year (the majority of which is deductible for tax purposes) based on a 40-year amortization period.

     The Company's first acquisition was unprofitable at the time of acquisition and incurred further operating losses until it was sold for a loss in 1995. This generated net operating loss carryforwards, of which approximately $10.0 million is available to reduce future taxable income. For financial reporting purposes the Company recognized the future benefits of the net operating loss carryforwards at December 31, 1997. Accordingly, the Company began recording a normalized tax provision for financial reporting purposes in 1998. Therefore, in 1998 net income comparisons to prior periods may not be meaningful.

PENDING ACQUISITIONS

     Wastequip has entered into letters of intent related to the proposed acquisition of two businesses, each of which will be accounted for as a purchase. In June 1998, Wastequip entered into a letter of intent with respect to its proposed acquisition of Rayfo, a manufacturer of metal container products with operations in Minnesota, Wisconsin and Illinois. Also, in June 1998, Wastequip entered into a letter of intent with respect to its proposed acquisition of a supplier of aftermarket replacement parts to the waste handling equipment industry with multiple locations. The Company anticipates completing the pending acquisitions of Rayfo and the aftermarket parts supplier in August 1998. The Company expects to pay for these acquisitions with borrowings under the Senior Credit Facility.

ONE-TIME EXPENSES

     In connection with the Offering, the Company will write off deferred financing costs and incur a prepayment penalty related to the termination of the Senior Credit Facility totaling approximately $750,000, the majority of which will be a non-cash extraordinary charge to earnings. Additionally, the Company will pay to certain of the Company's officers a one-time cash bonus of up to $650,000 upon completion of the Offering. As a result, Wastequip will record a non-recurring and an extraordinary charge totaling up to $1.4 million in the quarter ended September 30, 1998.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, items in the Company's Consolidated Statement of Operations as a percentage of net sales.

                                                                                            THREE MONTHS
                                                       NINE MONTHS       YEAR ENDED            ENDED
                                                          ENDED         DECEMBER 31,         MARCH 31,
                                                       DECEMBER 31,    --------------      --------------
                                                           1995        1996     1997       1997     1998
                                                       ------------    -----    -----      -----    -----
Net sales............................................      100.0%      100.0%   100.0%     100.0%   100.0%
Cost of sales........................................       77.6        78.3     78.6       79.6     77.0
                                                          ------       -----    -----      -----    -----
Gross profit.........................................       22.4        21.7     21.4       20.4     23.0
Selling, general and administrative expenses.........       12.6        13.3     12.3       14.2     14.3
Amortization of goodwill.............................        0.7         1.1      1.0        1.4      1.0
                                                          ------       -----    -----      -----    -----
Operating profit.....................................        9.1         7.3      8.1        4.8      7.7
Interest expense.....................................        5.3         5.7      5.2        6.4      4.6
                                                          ------       -----    -----      -----    -----
Income (loss) before income taxes and extraordinary
  items..............................................        3.8         1.6      2.9       (1.6)     3.1
Provision for (benefit from) income taxes............        0.3        (2.6)    (0.2)       0.1      1.0
                                                          ------       -----    -----      -----    -----
Income (loss) before extraordinary item..............        3.5         4.2      3.1       (1.7)     2.1
                                                          ------       -----    -----      -----    -----
Extraordinary item--early extinguishment of debt.....         --         2.9       --         --       --
                                                          ------       -----    -----      -----    -----
Net income (loss)....................................        3.5%        1.3%     3.1%      (1.7)%    2.1%
                                                          ======       =====    =====      =====    =====

THREE MONTHS ENDED MARCH 31, 1998 VERSUS THREE MONTHS ENDED MARCH 31, 1997

     Net Sales. Net sales increased 36%, from $17.6 million in the first quarter of 1997 to $24.0 million in the first quarter of 1998, all of which was the result of internal growth. The increase was primarily due to a $3.2 million increase in small container shipments and a $2.4 million increase in shipments of roll-off containers, which more than offset lower average selling prices in certain of the Company's markets. Furthermore, the Company's results for the first quarter of 1997 were adversely impacted by reduced capital spending on the Company's products by certain of the Company's major customers.

     Gross Profit. Gross profit increased 54%, from $3.6 million in the first quarter of 1997 to $5.5 million in the first quarter of 1998. As a percentage of net sales, gross profit was 23.0% for the first quarter of 1998 as compared to 20.4% for the first quarter of 1997. The higher gross profit margin as a percentage of sales was attributable to increased sales volumes, productivity improvements and lower steel costs.

     Selling, General & Administrative Expenses. Selling, general and administrative expense increased 37%, from $2.5 million in the first quarter 1997 to $3.4 million for first quarter of 1998. As a percentage of net sales, selling, general and administrative expenses were 14.3% for the first quarter of 1998 as compared to 14.2% for the first quarter of 1997. The increase was largely attributable to higher selling expenses, primarily sales commissions paid to direct sales employees as a result of the increased sales volumes.

     Operating Profit. Operating profit increased 120%, from $844,000 in the first quarter of 1997 to $1.9 million in the first quarter of 1998. As a percentage of net sales, operating profit was 7.7% for the first quarter of 1998, as compared to 4.8% for the first quarter of 1997. The higher operating profit margin is primarily due to the increased sales volume, productivity improvements and minimal increases in selling, general and administrative expenses as a percentage of net sales.

     Interest Expense. Interest expense of $1.1 million during the first quarter of 1998 was essentially the same as the corresponding 1997 period as average debt levels and borrowing costs remained relatively constant.

     Income (Loss) Before Income Taxes. Income before income taxes was approximately $749,000 during the first quarter of 1998 versus a loss of approximately $283,000 in the first quarter of 1997.

     Provision for Income Taxes. The Company's provision for income taxes was reduced by the utilization of net operating loss carryforwards in the first quarter of 1997. The Company began to record a normal income tax provision starting in 1998. The Company should continue to benefit from the utilization of the net operating losses for tax purposes for the next few years.

     Net Income (Loss). As a result of the foregoing factors, net income increased to approximately $497,000 for the first quarter of 1998 compared with a loss of $297,000 in the first quarter of 1997.

YEAR ENDED DECEMBER 31, 1997 VERSUS YEAR ENDED DECEMBER 31, 1996

     Net Sales. Net sales increased 16%, from $82.1 million in 1996 to $94.9 million in 1997. The increase was primarily due to a $3.0 million increase in shipments of roll-off containers, an increase of $4.3 million increase in shipments of intermodal containers and a $2.2 million increase in shipments of vehicle-mounted vacuum units. These volume increases, however, were partially offset by lower average selling prices in selected markets.

     In addition, net sales of LM and TEEM were included for a full year versus 10 1/2 months in 1996 and net sales of the Company's May operating unit were included for a full year versus only five months in 1996. The effect of including the results of these operations for a full year in 1997 increased sales by $5.5 million.

     Gross Profit. Gross profit increased 14%, from $17.8 million in 1996 to $20.3 million in 1997. As a percentage of net sales, gross profit was 21.4% in 1997 as compared to 21.7% in 1996. The decline in gross profit margin as a percentage of net sales was due to lower average selling prices in certain of the Company's markets, which was substantially offset by the inclusion of higher margins associated with the companies acquired in 1996 and productivity improvements related to increased sales volumes.

     Selling, General & Administrative Expenses. Selling, general and administrative expenses increased 7%, from $10.9 million in 1996 to $11.7 million in 1997. The increase was primarily attributable to the inclusion of the three acquisitions for the full year in 1997 versus a partial year in 1996. However, as a percentage of net sales, selling, general and administrative expense decreased to 12.3% in 1997 from 13.3% in 1996 due to improved cost controls.

     Operating Profit. Operating profit increased 27%, from $6.1 million in 1996 to $7.7 million in 1997. As a percentage of net sales, operating profit was 8.1% in 1997, as compared to 7.3% in 1996. The higher operating profit margin was primarily due to higher sales volumes and improved operating cost controls and lower raw material costs, particularly steel, which more than offset lower average selling prices in selected markets.

     Interest Expense. Interest expense increased $235,000 in 1997, as compared to 1996, due to increased borrowings under the Company's Senior Credit Facility. The increased borrowings were a result of the increased working capital requirements and three acquisitions completed in 1996.

     Income Before Income Taxes and Extraordinary Item. Income before income taxes and extraordinary item increased 100%, from $1.4 million in 1996 to $2.8 million in 1997.

     Provision for (Benefit From) Income Taxes. The Company recorded tax benefits of $2.1 million in 1996 and $151,000 in 1997. These benefits are due primarily to the utilization of net operating loss carryforwards and a reduction in the valuation allowance against the Company's deferred tax assets.

     Extraordinary Item. In connection with obtaining the Senior Credit Facility and the repayment of $8.6 million of its $10 million senior subordinated loan, the Company recorded an extraordinary charge of $2.4 million related to the early extinguishment of debt. Of the $2.4 million pretax charge, less than $175,000 required cash payments.

     Net Income. As a result of the forgoing factors, net income increased from $1.1 million in 1996 to $2.9 million in 1997.

YEAR ENDED DECEMBER 31, 1996 VERSUS NINE MONTHS ENDED DECEMBER 31, 1995

     Net Sales. Net sales increased 30%, from $62.9 million for the nine months ended December 31, 1995 to $82.1 million in 1996. Net sales related to the three acquisitions completed in 1996 were $11.2 million. Furthermore, in 1996, the Company experienced a decrease in purchasing by two of its largest customers as a result of significant reductions in their capital spending on the Company's products. For financial reporting purposes, the Company changed its fiscal year end from March 31 to December 31, effective for the period ended December 31, 1995. Accordingly, the Company believes that period-to-period dollar comparisons are not meaningful because results for the period ended December 31, 1995 include only nine months of operating results.

     Gross Profit. As a percentage of net sales, gross profit was 21.7% in 1996 as compared to 22.4% for the nine-month period ended December 31, 1995. The decline in gross profit margin was primarily attributable to reduced sales volumes in the second half of 1996.

     Selling, General & Administrative Expenses. As a percentage of net sales, selling, general and administrative expenses were 13.3% in 1996 as compared to 12.6% for the nine-month period ended December 31, 1995. The increase was primarily attributable to reduced sales volumes in the second half of 1996.

     Operating Profit. As a percentage of net sales, operating profit was 7.3% in 1996 as compared to 9.1% for the nine-month period ended December 31, 1995. The decline in operating profit margin was primarily attributable to the above-mentioned factors.

     Interest Expense. Interest expense was $4.7 million in 1996 and $3.3 million for the nine-month period ended December 31, 1995. The increased interest expense was primarily attributable to increased borrowings as a result of three acquisitions completed in 1996.

     Income Before Income Taxes and Extraordinary Item. As a percentage of net sales, income before income taxes and extraordinary item decreased to 1.6% in 1996 from 3.8% for the nine-month period ended December 31, 1995.

     Provision for Income Taxes. The Company reduced its valuation allowance against deferred tax assets by $2.0 million, resulting in a recorded benefit for income taxes.

     Extraordinary Item. In 1996, in connection with obtaining the Senior Credit Facility and the repayment of $8.6 million of its $10 million senior subordinated loan, the Company recorded an extraordinary charge of $2.4 million related to the early extinguishment of debt. Of the $2.4 million pretax charge, less than $175,000 required cash payments.

     Net Income. As a result of the foregoing factors, net income as a percentage of net sales decreased to 1.3% in 1996 as compared to 3.5% for the nine months ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Wastequip finances its operating activities primarily through cash generated from operations. Acquisitions have been financed through a combination of additional equity investments, borrowings under the Senior Credit Facility and seller notes. Cash provided by continuing operations decreased to $4.5 million in 1997 from $4.6 million in 1996. The Company experienced a small positive cash flow from continuing operations for the nine-month period ended December 31, 1995. Cash provided by continuing operations increased to $5.2 million in the first quarter of 1998 from a use of $724,000 in the first quarter of 1997, due primarily to an increase in net income and a reduction in working capital.

     The Company augments the funding of daily operations through its revolving credit facility of $20.0 million. As of March 31, 1998, $9.6 million was outstanding under the revolving credit facility. Borrowing availability, which is based on eligible accounts receivable and inventory, was $9.3 million at March 31, 1998. Upon completion of the Offering, the Company anticipates that it will replace the Senior Credit Facility with the New Credit Facility, which is expected to be a five-year revolving credit facility with borrowings of up $60.0 million. The interest rate is expected to be LIBOR plus 100 to 175 basis points. It is anticipated that the New Credit Facility will be unsecured and will contain customary financial covenants and limitations on dividends and capital expenditures. Wastequip expects funds under the New Credit Facility to be available for acquisitions.

     The Company anticipates that capital expenditures in 1998 will be approximately $1.4 million. Approximately half of this amount is for reconfiguring and expanding its Florida facility to improve production efficiencies. Capital for these expenditures is expected to be provided by internally generated funds. The Company currently does not have any commitments for material capital expenditures at year-end.

     Based upon current and anticipated levels of operations and plans for integrating the acquisitions of Rayfo and the parts supplier, the Company believes that its cash on hand and cash flow from operations, combined with borrowings available under the New Credit Facility and the net proceeds from the Offering, will be sufficient to enable the Company to meet its current and anticipated cash operating requirements and capital expenditures and to implement its acquisition strategy. However, actual capital requirements may change, particularly as a result of an acquisition of significant size. The ability of the Company to meet its current and anticipated operating requirements will be dependent upon the future performance of the Company which, in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond the Company's control. Depending on the nature, size and timing of future acquisitions, the Company may be required to raise additional financing. There can be no assurances that such additional financing will be available to the Company on acceptable terms.

SEASONALITY; FLUCTUATIONS IN QUARTERLY RESULTS

     As a supplier of equipment for the waste management industry, the Company is subject to fluctuations based on its customers' purchasing levels throughout the year. For that reason, the Company's revenues tend to be somewhat lower in the late fall and winter months, thereby causing fluctuations in the Company's quarterly results. The Company expects that such seasonal fluctuations in demand for its products will continue in the future. In addition, demand and timing for the Company's intermodal containers can vary significantly from quarter to quarter due to the large order size and project-oriented nature of a typical order. Other factors which vary the demand for intermodal containers include the availability of rail cars and completion of contracts between the city generating the waste, the railroad and the landfill accepting the waste. Therefore, year to year comparisons of quarterly results may not be meaningful, and quarterly results during the year are not necessarily indicative of the results for any future period or for the entire year.

YEAR 2000

     Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including a temporary inability to produce transactions, send invoices or engage in normal business activities. The Company does not expect that the cost of converting its computer systems to year 2000 compliance will be material to its financial condition. The Company believes that it will be able to achieve year 2000 compliance by the end of 1999, and it does not currently anticipate any disruption in its operations as the result of any failure by the Company to be in compliance. The Company does not currently have any information concerning the year 2000 compliance status of its customers and vendors.

                                    BUSINESS

THE COMPANY

     Wastequip is one of North America's largest designers, manufacturers and marketers of equipment used to collect, process and transport solid and liquid waste materials. The Company's products include (i) a variety of metal containers used for the collection of waste materials and recyclables, (ii) balers and compactors used for the processing of waste materials and (iii) intermodal and roll-off containers, transfer trailers, roll-off hoists, and vehicle-mounted vacuum units used for the collection and transportation of solid, liquid, semi-liquid and hazardous waste materials. The Company markets its waste handling equipment throughout North America and in selected overseas markets, and its customers include national and regional solid waste service providers, industrial maintenance contractors, various industrial and commercial concerns, equipment rental companies and governmental entities. The Company's operations have experienced rapid growth over the past five years due to internal growth and a successful, regionally-focused acquisition strategy. In 1997, on a pro forma basis after giving effect to the pending acquisition of Rayfo, the Company had net sales of $107.2 million, EBITDA of $10.9 million and net income of $3.1 million.

     Wastequip was founded in 1989 to capitalize on opportunities in the large, growing and highly fragmented equipment segment of the waste management industry, which is comprised principally of small equipment suppliers with limited product scope, geographic marketing reach and capital resources. Driven by the ongoing consolidation of waste service providers, national solid waste service providers increasingly need waste handling equipment suppliers with the manufacturing capacity, geographic presence, and product line breadth to meet their growing equipment requirements.

     Since its inception, Wastequip has completed eight acquisitions, including one that was divested in 1995, each enhancing or complementing Wastequip's geographic coverage and product lines. Moreover, the Company regularly seeks to improve its operating efficiency and financial performance through rationalization of manufacturing, shared engineering and design activities, cross-marketing of products, centralization of certain administrative and financial functions, and materials and services purchasing economies. The following table summarizes key characteristics of the Company's current operations:

                                                                   GEOGRAPHIC       YEAR      YEAR
OPERATING UNIT                      PRODUCT DESCRIPTION              MARKETS      ACQUIRED   FOUNDED
--------------                      -------------------          ---------------  --------   -------
Rayfo*                       Small containers, roll-off          Midwest            1998*     1970
                             containers, compactors
Aftermarket parts supplier*  Aftermarket parts for the waste     East Coast,        1998*     1985
                             handling equipment industry         Southwest
May                          Small containers, roll-off          Rocky Mountains    1996      1984
                             containers, compactors, hoists
TEEM                         Small containers                    Nationwide         1996      1971
LM                           Small containers, roll-off          Southeast          1996      1983
                             containers
May Fab                      Small containers, roll-off          Southwest          1994      1979
                             containers, specialty containers
Accurate                     Small containers, roll-off          Northeast          1992      1973
                             containers
                             Intermodal containers, compactors,  Nationwide
                             hoists, balers, transfer trailers
Industrial                   Small containers, roll-off          Florida            1991      1981
                             containers, compactors
Cusco                        Liquid waste vacuum units, other    Worldwide          1990      1967
                             specialized products

---------
* Pending

INDUSTRY OVERVIEW

     The waste handling equipment industry is highly fragmented with an estimated 300 manufacturers of solid and liquid waste handling equipment in the United States. The Company believes that no single manufacturer controls a significant share of this market and that the five largest manufacturers, of which the Company is one, have approximately 20% market share. Demand for the Company's products is driven primarily by the overall growth in the generation of waste materials and the resultant need for equipment that aids in the collection, processing and transport of the waste. The Company perceives several key industry trends that should continue to support increasing demand for the Company's products.

     Growing End Markets. Between 1960 and 1996, the last year for which data are available, the United States Environmental Protection Agency (the "EPA") estimates that the generation of municipal solid waste increased from 88.1 million tons to 209.7 million tons. A principal factor in this increase has been the steadily growing U.S. population, which, over the same period, increased from 180.0 million to 265.3 million residents. By the year 2000, the U.S. Bureau of the Census expects the population of the United States to have increased to at least 271.2 million residents. From 1990 to 1994, U.S. residents generated approximately 4.5 pounds of trash per person per day. While this number had decreased to an estimated 4.3 pounds per person per day by 1996, the EPA estimates that 4.5 pounds of trash again will be generated per person per day by the year 2000. Without substantial additional source reduction, the Company expects that the combination of increased population and the return of per capita amounts of waste generation to recent historical levels will generate increased amounts of solid waste for disposal. The Company believes that, in addition, continued high levels of commercial and construction activity will increase the demand for waste handling equipment used in the construction and demolition industries. Also, recently passed federal legislation, which appropriated over $200 billion for highway and infrastructure projects, will augment private sector demand. Increases in additional waste generated should sustain demand for waste handling equipment.

     Consolidation Among Industry Participants. An important factor fueling demand for waste handling equipment is the consolidation among waste service providers. Approximately 56% of the $35 billion waste management market is controlled by the five largest national waste service providers based on 1997 revenues. The remaining approximately $15 billion market consists of a number of regional waste service providers, 7,000 small companies and public agencies. In recent years, large waste service providers, such as Waste Management, BFI, Republic Industries, Inc., Allied Waste Industries, Inc. and USA Waste, have consolidated the waste management industry causing a similar consolidation trend among the suppliers of waste handling equipment. The consolidation of private waste management and waste service providers results in increased pressure on waste handling equipment manufacturers to fill larger orders of products with uniform specifications and to satisfy nationwide delivery needs.

     Rapid Expansion of Long-distance Waste Transport. The federal "Subtitle D" regulations, as well as various state and municipal solid waste regulations, have reduced the development and operation of urban landfills, replacing them with larger regional landfills in relatively remote and less populated areas. At the same time, the amount of municipal solid waste generated in urban centers is steadily increasing from what are already high levels. The combination of these trends is requiring service providers to haul increasing amounts of solid waste over increasing average distances. This trend continues to be very favorable for waste handling equipment manufacturers, as the need for intermodal transport products, vehicular containers, transfer station equipment and transfer trailers has increased rapidly and is expected to continue to expand.

     Predictable Equipment Replacement Cycle. The Company's products, similar to those of its competitors, are subject to rigorous physical use, such as exposure to corrosive chemicals and severe handling, resulting in the measurable and predictable wear associated with steel products. The Company's products typically have expected economic lives ranging from five to ten years, depending on how the product has been used, after which waste management companies typically replace their equipment with new products. Many of the national solid waste service providers have policies whereby equipment is scrapped, rather than sold, at the end of its service life. Furthermore, waste service providers continually purchase new waste collection, processing and transportation equipment in order to maintain cost competitiveness and increasingly higher standards for customer service and environmental safety. As a result, new equipment tends to be purchased at regular intervals, creating a relatively stable and predictable equipment replacement cycle.

     Shifting Regulatory Requirements. In addition to reducing the development and operation of urban landfills, state and municipal regulation has also increased restrictions relating to the total weight of vehicles traveling on their highways. This trend has increased demand for waste handling equipment by increasing the number of trips required to haul a given payload, as well as creating the demand for new lower weight vehicles, which have higher effective payloads. Additionally, federal and state regulations have increased the demand for specially engineered and certified hazardous waste collection and transportation equipment.

     Increasing federal, state and municipal regulations also have increased the amount of waste recycled. According to the EPA, the amount of municipal solid waste recycled has increased at a compounded annual rate of 7.3% (versus 2.2% for total waste) from 8 million tons in 1970 to 46.6 million tons in 1995. The percentage of total waste recycled has increased from 6.6% in 1970 to 22.4% in 1995. This trend has been fueled by the initiation of state and municipal programs requiring the mandatory separation of recyclables and an effort to develop cost effective waste disposal solutions. Furthermore, many environmental organizations have fostered voluntary recycling programs. The expansion of the recycling market has been favorable for waste handling equipment manufacturers as the need for recycling equipment and the introduction of new types of specialized containers and vehicular equipment for recycling has increased steadily and is expected to continue to expand.

BUSINESS STRATEGY

     The Company's strategy is to solidify its leading market position by continuing to execute a focused business strategy that capitalizes on industry trends and the Company's competitive strengths. This strategy consists of continuing to acquire complementary businesses and developing further the Company's existing operations.

     ACQUISITIONS. The Company seeks to acquire profitable, strategically located businesses to which it can bring new strengths, and that provide access to new distribution channels or manufacture and market products complementary to those currently sold by the Company. Wastequip focuses on acquisitions that help achieve two broad strategic goals:

          Penetrate New Geographic Markets. Wastequip seeks to significantly expand upon its current operations by acquiring strategically located businesses in key regions throughout North America. Given the high transportation costs associated with shipping the Company's products, customers tend to purchase equipment on a regional basis. Consequently, possessing local market presence is critical for success in the waste handling equipment industry. The Company intends to benefit from the regional nature of the industry and expand its market reach by acquiring local market leaders that currently operate outside the Company's existing distribution channels. For instance, Wastequip's acquisition of LM in 1996 allowed the Company to penetrate new markets in the Southeast, and the pending acquisition of Rayfo is expected to strengthen the Company's position in the Midwest in such markets as Minneapolis, Chicago, Milwaukee and St. Louis. The Company believes that its broad geographic scope and production capabilities represent a significant competitive strength that allows it to reduce or eliminate delays in filling customer orders due to capacity constraints and will help position the Company as a core supplier to its existing customers.

          Develop a Comprehensive Range of Products. Wastequip offers one of the broadest product lines of equipment for the waste collection, processing and transport markets. The Company believes that the ability to offer a comprehensive range of waste handling equipment is and will continue to be a strategic advantage in servicing the expanding equipment requirements of its larger customers. The Company has successfully acquired businesses that have enhanced the Company's product offerings, and it intends to continue broadening its product lines by selectively acquiring businesses with complementary products.

          Historically, the Company has sought to minimize risks by avoiding the acquisition of early-stage businesses or businesses developing and applying new technologies. The Company has focused instead on acquiring manufacturing operations with leading franchises in a particular market or region. Prior to an acquisition, the Company evaluates the following factors:

          - Reasonable purchase price;

          - Consistent profitability;

          - Strong customer base and reputation in its particular market; and

          - Significant potential for integration with Wastequip's other operating units.

     INTERNAL GROWTH. Expanding and increasing profitability of the Company's existing businesses are central to Wastequip's growth strategy, the key elements of which are:

          Effectively Serve the Needs of Large Customers. Because of its regional distribution capability, product line breadth and manufacturing capacity, Wastequip has become a major supplier to the large national and regional waste service providers. As Wastequip's larger customers have continued to consolidate, growing in both size and national scope, they have increasingly sought to benefit from purchasing economies of scale. In particular, Wastequip believes it is uniquely positioned to benefit from the desire of its larger customers to rationalize their supply base, as it is one of the few equipment suppliers capable of meeting the order size requirements of its largest customers on a national basis.

          Capitalize on Industry Trends. The Company capitalizes on emerging industry trends by aggressively marketing and identifying new or modified products, which address its customers' changing needs. For instance, as local urban landfills close and are replaced by large, regional landfills, the Company has become the market leader in supplying intermodal containers designed to haul cost-effectively greater amounts of waste over longer distances. Furthermore, with greater regulation and focus on the environmental impact of waste materials, Wastequip is developing products to meet industry standards and help its customers comply with government regulations.

          Increase Operating Efficiencies. The Company believes that its strategy to consolidate the waste handling equipment industry has increased operating efficiencies and improved profitability. In particular, due to its size and geographic diversity, Wastequip benefits from raw materials purchasing economies, increased sales coverage and product transportation cost reductions that many of its smaller competitors do not enjoy. Furthermore, the Company standardizes "best practices" from its acquired businesses across its other facilities, enabling Wastequip to provide high quality products and services to its customers and to maximize financial results. In particular, upon acquiring a new company, Wastequip conducts a comprehensive review of the company's manufacturing and operating practices to identify areas of both strengths and weaknesses. Once identified, Wastequip has the ability to apply this knowledge across its other operations, and implement new practices at the acquired company to improve its profitability. In general, Wastequip seeks to capitalize on identified strengths by focusing some of its facilities on manufacturing only those products that they are best suited and most capable of producing. By regularly bringing new ideas and practices to the individual operating units, Wastequip believes it benefits from a lower manufacturing cost position versus its competition.

          Leverage Decentralized Structure. Due to the regional nature of its business, the Company employs a decentralized operational structure to capitalize on the local market knowledge, product expertise, name recognition and customer relationships of its operating units. This decentralized structure is especially important in developing relationships with small, regional waste service providers and non-hauler customers (e.g., rental and leasing companies) as these customers almost always purchase equipment on a regional basis. Additionally, it allows the Company to maintain strong local relationships with the large waste service providers which receive purchasing information regionally, and in some cases, give their local operators purchasing autonomy. Senior management supports the Company's operating units in key areas such as business planning, finance and employee benefits and ensures that the transferable strengths of each unit are employed by all of the Company's operations.

          Identify New Products and Markets. With seven different operating units, the Company has access to a broad range of manufacturing expertise, market knowledge and customer relationships. Wastequip seeks to leverage these assets to develop new products and to identify new markets for its products. In 1997, the Company engineered and began to manufacture its Frac Tank, a 3000-gallon mobile tank, designed specifically for use by petroleum companies, and its 25-barrel tank, designed for offshore transfer and storage of chemicals and drilling mud. In response to the increasing use of intermodal containers, the Company also sells a "bomb cart" designed for the transfer of intermodal containers at rail yards and seaports. The Company believes it has excellent metal fabrication capabilities, and it will continue to develop custom products for customers within and outside of the waste management industry.

PRINCIPAL PRODUCTS AND MARKETS

     Wastequip produces a broad range of equipment for use in the collection, processing and transportation of solid, liquid and semi-liquid waste materials, including hazardous waste.

     The Company's principal product line is a wide variety of steel containers used to collect waste and recyclable materials, at the point of generation, which includes factories, residential complexes, commercial establishments and construction and demolition sites. Waste processing equipment includes compactors and balers used to compact and bale materials such as corrugated paper and other packaging materials. Waste transportation equipment includes transfer trailers used to transport waste materials from transfer stations to landfills or other disposal sites, truck-mounted hoists used in conjunction with roll-off containers to transport materials from construction and demolition sites to landfills, and intermodal containers used to transport municipal solid waste by rail or barge from collection points to distant disposal sites. The Company's truck- and trailer-mounted vacuum units are used to collect and transport a variety of liquid and semi-liquid waste materials, including hazardous materials.

     Roll-off Containers. The Company manufactures containers designed to be rolled off trucks or other specially made vehicle bodies and placed at various industrial or construction sites requiring immediate collection and removal of large amounts of solid and liquid waste and, once filled, easily rolled back onto the vehicle for disposal. Roll-off units include a variety of metal waste containers, roll-off vacuum containers and sludge, recycling and other specialty containers. These products are used by companies that provide waste services in various industrial and construction businesses. The estimated economic life of these products is seven to ten years, depending on the type of use. Roll-off units accounted for approximately 34% of the Company's net sales in 1997.

     - Roll-off Vacuum Containers. Roll-off vacuum containers are used in conjunction with vacuum trucks for the collection of liquid and semi-liquid waste. The vacuum container is then transported via a roll-off hoist to the disposal site.

     - Sludge, Recycling and Specialty Containers. These products are custom designed and engineered to a customers' specifications and are typically employed in large volume collection and transport of liquid and semi-solid sludge (the by-product from the treatment of municipal waste water) and recycled materials.

     Small Containers. Wastequip manufactures an extensive line of small (1 1/2 to 10 cubic yard) containers designed for waste collection. Generally, small containers include front-load, side-load and rear-load containers that are typically used for the collection of solid commercial and residential waste. The majority of these products are designed to meet established industry specifications of waste service providers and are manufactured in a wide variety of standardized sizes. The estimated economic life of these products is seven to ten years, depending on the type of use. Small containers accounted for approximately 28% of the Company's net sales in 1997.

     - Front-Load Containers. Front-load containers are metal containers used to collect and temporarily hold solid waste and are specifically designed to allow a waste hauling truck to approach the container from the front and lift the container up and over the truck body while simultaneously emptying the container's contents into the truck. Front-load containers are primarily used to collect commercial and industrial waste materials and must be designed to conform to the specifications of the power lift apparatus of the waste hauling vehicle used for collection.

     - Rear-Load Containers. Rear-load containers are metal containers and, like the front-load containers, are designed to collect and temporarily hold solid waste for collection. Rear-load containers are primarily used to collect residential waste materials. Rear-load containers, however, are designed to be pushed to the rear end of the waste hauling truck, where the container will be emptied.

     - Side-Load Containers. Side-load containers are metal containers primarily designed to collect and temporarily store commercial and industrial waste to be emptied into a waste hauling truck from the side.

     Intermodal Containers. Intermodal containers are used to transport solid waste and municipal sludge to landfills or other disposal sites by rail or barge and must be manufactured to meet Association of American

Railroads ("AAR") standards. The Company's intermodal containers are also manufactured to meet ISO 1496 standards, relating to the construction of dry bulk shipping containers, and the Container Safety Standards required by the U.S. Coast Guard. Depending on their specific end-use and the jurisdictions through which they are transported, they may also be required to satisfy local environmental and safety standards. Because intermodal containers are transferred and stacked onto rail cars that transport waste through all regions of North America, the AAR standards establish highly specific guidelines relating to their dimensions, fixtures and structural integrity. Consequently, the Company believes that many small manufacturers do not possess the engineering and testing capabilities to produce the containers to AAR standards. Intermodal containers have an estimated service life of five to ten years depending on type of use. Intermodal containers accounted for approximately 9% of the Company's net sales in 1997.

     Vacuum Units. Wastequip manufactures vehicle-mounted vacuum units that are used primarily in industrial vacuuming applications requiring efficient collection of liquid and semi-liquid waste, including hazardous waste, for secure containment and transport. Once vacuumed into the unit, the solid or liquid waste can be transported for disposal or storage. These units' most important components are the vacuum pump, suction hose, moveable arm and steel containment vessel certified in design and construction by the U.S. Department of Transportation ("DOT"). The Company manufactures DOT-certified containment vessels from stainless steel or from other types of steel depending on the waste to be held by the vessel. The vacuum units are designed and manufactured in compliance with the American Society of Mechanical Engineers Code and have also been certified by DOT for the transportation of hazardous materials. Vehicle-mounted vacuum units accounted for approximately 9% of the Company's net sales in 1997.

     Waste Processing Units. The Company manufactures a broad range of self-contained and stationary compaction systems and other related compaction products, including balers and push pits. Balers are used to compact and bundle cardboard, paper, cloth and light metals to make the transportation of such waste more efficient. Push pits are used at waste transfer stations to assist in storing and transferring waste from pits to stationary compactors that compress the waste into transfer trailers. The estimated service life of these products is between five and ten years, depending on type of use. Waste processing units accounted for approximately 8% of the Company's net sales in 1997.

     Spare Parts and Hoists. The Company also manufactures and distributes spare parts, including container lids and wheels, for the continued maintenance of its products and hoists required to lift and transport large capacity roll-off and sludge containers. Wastequip maintains an inventory of spare parts, which enables the Company to replenish customer supplies efficiently and on an as-needed basis. The Company sells spare parts to both customers and distributors. Hoists are made with hydraulic cylinders purchased from third-party vendors, assembled and installed on customer specified vehicles at the Company's facilities. Wastequip's hoists have the capacity to lift between 40,000 and 80,000 pounds. Hoists and spare parts accounted for approximately 4% and 6%, respectively, of the Company's net sales in 1997. Wastequip intends to complement its existing spare parts business with the pending acquisition of the aftermarket parts supplier.

     Wastequip also has the capacity to make other products, including transfer trailers designed and engineered by the Company to hold capacities of 50 to 110 cubic yards and used to transfer large quantities of compacted and uncompacted solid waste from transfer stations to landfills or processing centers. Wastequip's transfer trailers have an estimated service life of between five to ten years.

     The majority of Wastequip's new and developing product lines are designed on the basis of modifications and improvements of existing products. All of Wastequip's manufacturing facilities operate in conjunction with one another to provide continuous modification and improvement of product lines specifically for the purpose of satisfying the regulatory and performance requirements imposed upon the waste management and service providers.

MARKETING AND DISTRIBUTION

     The Company has pursued a strong geographic focus in both its acquisition program and its organizational structure which has improved its ability to supply national waste management companies. Wastequip's operations serve the container markets for waste handling equipment in the Midwest, the Northeast, the Southeast, the Southwest and the Rocky Mountains regions. The Company's operating businesses have long-standing relationships with their regional customers and are, in general, considered leaders in quality, reliability and service in their respective markets. The Company currently markets its non-container products throughout North America and, in the case of Cusco, throughout the world. Wastequip's direct regional sales force markets the Company's products to both large commercial waste hauling companies and to various smaller providers of waste disposal services. Due to regional customer contacts, the strategic geographic location of its facilities and national cross-selling between its regional locations, the Company believes that it will be able to increase its geographic coverage, improve market share and grow revenue.

     The Company's marketing effort focuses on maintaining strong relationships with regional customers while being able to meet the increased volume demands required by national waste service providers. Historically, waste service providers purchased their equipment from manufacturers that were typically small, family-run businesses with a strictly regional customer base. These suppliers marketed their products based on quality and name recognition of the product as well as the strength of their existing relationships with their customers. Although waste service providers have grown and are requiring more stringent design demands, increased order quantities and shorter delivery times, the Company believes that strong business relationships and regional name recognition are still significant factors in maintaining growth in sales. The Company has national account managers who are the primary contacts with the national customers that make up a substantial portion of the Company's business.

     The Company markets quality brand-name products and maintains an experienced sales team with detailed knowledge of the Company's various markets. Because of the strategic geographic location of each of its facilities, the Company can introduce products manufactured at one location into new geographic markets and can fill large orders in shorter periods of time by sourcing its products from more than a single location. Wastequip attempts to design versatile products, which can be adapted to its customers' unique needs. Although the Company's sales representatives cover a broad geographic area, information is centralized for efficient and uniform order processing capable of meeting the demands of its national customers.

     The Company employs 19 sales and marketing personnel to implement its marketing strategy. Direct marketing methods employed by Wastequip's sales team include direct regional and territorial sales calls, the broad dissemination of sales and product literature, advertisements in trade journals, participation in regional and national trade shows, direct mailings to prospective customers, an internet site and the submission of bids for local and regional government contracts. Wastequip's direct sales and marketing efforts are also influenced by the degree of competition present in its regional markets. In this respect, the Company has distinguished itself by being competitive on pricing terms, delivering products of superior quality and offering deliver and other services tailored to its customers specific needs. Additionally, in association with Center Capital Corp., the Company has also successfully implemented a financing program pursuant to which Wastequip is able to assign leasehold interests on a non-recourse basis in exchange for cash payments.

CUSTOMERS

     Wastequip is a major supplier for waste handling equipment to more than 200 customers. The Company believes that its efforts to build strong relationships with its customers have resulted in a high degree of repeat business, understanding of regional markets. The timely manufacture and delivery of a consistently high quality product have been a key part in maintaining close customer relationships. The Company's largest customers, Waste Management, BFI and USA Waste, are the national leaders within the private waste hauling industry. In 1997, sales to Waste Management, BFI and USA Waste accounted for approximately 14.2%, 5.3% and 6.1%, respectively, of the Company's proforma net sales. The Company believes that it maintains good relationships with these and its other principal customers. Although waste service providers account for the largest portion of Wastequip's sales, Wastequip also markets its products to municipal governmental agencies, chain stores and rental companies.

FACILITIES

     As of June 30, 1998, the Company's operations were located at properties leased or owned as set forth below. All leases for manufacturing facilities vary in length from one year to five years and include the option to extend the lease terms or purchase the facilities.

                                           SQUARE
LOCATION                                    FEET          STATUS
--------                                   -------        ------
WASTEQUIP CORPORATE OFFICE
  Beachwood, Ohio                            1,600        Leased
ACCURATE
  Alexandria, Louisiana                     60,000        Leased
  Erial, New Jersey                         28,000        Leased
  Erial, New Jersey                         60,000        Leased
  Williamstown, New Jersey                  55,000        Leased
CUSCO
  Toronto, Canada                           28,500        Leased
INDUSTRIAL
  Lakeland, Florida                         37,000        Owned
MAY FAB
  Beeville, Texas                           50,000        Leased
  Brookhaven, Mississippi                   25,000        Leased
  Durant, Oklahoma                          50,000        Leased
LM
  Greenville, South Carolina                54,500        Leased
  Greer, South Carolina                     30,000        Leased
TEEM
  Sioux Falls, South Dakota                 30,000        Leased
MAY
  Arvada, Colorado                          30,000        Leased
RAYFO*
  Rosemount, Minnesota                      31,400        Leased
  Waupon, Wisconsin                         26,000        Leased
  Marissa, Illinois                         20,370        Leased
AFTERMARKET PARTS SUPPLIER*
  Three locations                           16,000        Leased
                                           -------
Total                                      631,770
                                           =======

---------------

* Pending.

     The Company believes that its facilities are generally adequate to meet its present production capacity requirements and, based upon its current growth plans, the production capacity requirements for the foreseeable future. Moreover, the Company anticipates no significant difficulty in leasing alternate space at reasonable rates in the event of the expiration, cancellation or termination of a lease relating to any of the Company's leased properties.

MANUFACTURING AND ENGINEERING; RAW MATERIALS

     The Company believes that its engineering and manufacturing processes are among the most efficient, timely and low-cost methods currently employed in the manufacture of high-quality waste handling equipment. The

Company standardizes "best practices" from its acquired businesses across its other facilities, enabling Wastequip to provide high quality products and services to its customers and maximize financial results. In particular, upon acquiring a new company, Wastequip conducts a comprehensive review of the company's manufacturing and operating practices to identify both strengths and weaknesses. Once identified, Wastequip has the ability to apply this knowledge across its other operations, and implement new practices at the acquired company to improve its profitability. In general, Wastequip seeks to capitalize on identified strengths by focusing some of its facilities on manufacturing only those products that it is best suited and most capable of producing. As a result, the Company has lowered manufacturing costs and reduced manufacturing lead times while producing higher quality products that adapt more quickly and efficiently to changes in the industry. As additional businesses are purchased and integrated into the Wastequip organization, the Company plans to continue to enhance its production techniques and refine the manufacturing focus of each facility.

     Relatively low capital expenditures are required to effectively maintain the Company's manufacturing process, which are, for the most part, uncomplicated and inexpensive. The Company's containers are built from steel purchased under the direction of a centralized purchasing office. The steel is cut, bent and formed for welding assembly in accordance with standard product specifications or specific customer requirements. Once assembled, the products are painted and delivered to the customer or stored as inventory. The Company purchases and assembles the power components needed for the production of compactors and hoists or, in some cases, contracts with outside sources to assemble the components to the Company's specifications.

     By manufacturing products for inventory, the Company is able to maintain low production costs and satisfy its customers delivery requirements. The Company's manufacturing methods are designed to produce a high volume of standard waste handling products for delivery on short notice and, alternatively, for maintaining inventory for immediate sale. With respect to the manufacture of its hoists and its vacuum collection products, truck chassis are generally supplied by the customer, although the Company may, from time to time, be requested to supply the chassis and body unit. Vacuum equipment typically requires two to six weeks' advanced notice to manufacture because each unit is generally built to customer specifications and requires more complicated manufacturing processes.

     As the Company's customers increasingly request specialized and customized products, the Company's engineering, design and product development methods are becoming more flexible, efficient and adaptive to changing customer needs. The Company's engineering and product development activities are primarily focused on designing new products that meet customers' specific requirements. Engineering personnel actively assist customers in developing their unique requirements with respect to product strength, size, fixtures and environmental safety. Customers also expect the Company to maintain the flexibility to modify product designs on short notice without altering the timing of product delivery. To accommodate these needs, the Company applies computer-aided design ("CAD") technology to its engineering efforts. The Company has a centralized CAD system that is electronically linked between each of its manufacturing facilities and accessible to all of its engineers, enabling it to offer its customers, in any given region, the engineering skills and manufacturing technology available at operating facilities located elsewhere. The Company believes that its customized design capabilities and its CAD system have enhanced its customer relations and improved its ability to compete in all of its markets.

     Steel is the primary raw material required by the Company's manufacturing operations. The Company utilizes a centralized purchasing function to procure low-cost steel for all of its manufacturing facilities. The Company's steel is purchased from a variety of competing sources, including steel service centers, mills, foreign suppliers and steel brokers. Through the focused efforts of centralized steel purchasing, the Company is able to consistently negotiate favorable steel prices and thereby decrease production costs. The Company is not dependent on any one steel supplier and does not have written contracts with any supplier. Relationships with such suppliers are considered satisfactory, and the Company believes that adequate alternative sources of supply are available.

COMPETITION

     Wastequip is one of the leading manufacturers of waste handling equipment in North America. Although an estimated 300 businesses compete aggressively for waste handling equipment sales at the regional level, Wastequip has few significant competitors on a national scale.

     With the exception of the Company's line of vacuum units and the Company's intermodal containers, each of the Company's manufacturing facilities competes regionally with local businesses whose sales and manufacturing capacity are significantly smaller than Wastequip's consolidated operations. Sales of metal waste containers have traditionally been restricted to small geographic areas due to the high shipping costs associated with transporting large metal containers over long distances. Each of Wastequip's regional markets cover geographic territories within an approximately 350-mile radius from its respective manufacturing facility. Certain of the Company's other products, such as its line of vacuum units, can be shipped greater distance because of the increased value added justifying higher shipping costs.

     The Company believes that, due to the consolidation of its customer base, its ability to compete effectively against regionally based manufacturers has been enhanced as a result of its capacity to manufacture larger orders on a timely basis. However, many of these local businesses offer similar products at prices lower than Wastequip's prices. Although price is an important factor, contracts for the Company's products are often awarded on the basis of the Company's capacity for large-scale service and consistent product quality. Wastequip competes against its smaller regional competitors by maintaining a strong inventory of standard products, thereby providing delivery on demand, and through a continuing effort to design, engineer and manufacture high-quality, industry-certified products with regional name recognition.

WARRANTY

     Wastequip's products are warranteed for design, workmanship and material quality. The duration of a product warranty is typically one year depending upon the type of product, variations in design specification and competitive standards within the Company's various regional markets.

PATENTS AND TRADEMARKS

     Although the Company has a number of patents, trademarks and licenses related to its businesses, no one of them or related group of them is considered by the Company to be of such importance that its expiration or termination would have a material adverse effect on the Company's businesses. In general, each operating unit depends upon technological capabilities, manufacturing quality control and application of know-how rather than patents or other proprietary rights in the conduct of its business.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

     The Company's operations are impacted, both positively and negatively, by certain environmental laws and regulations. This extensive regulatory framework imposes certain compliance burdens and risks on the Company, particularly with respect to its painting operations. Notwithstanding these requirements, the Company believes that it is in material compliance with all laws and regulations governing its present operations. Based upon the Company's experience to date, the cost of compliance with environmental laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition, liquidity or results of operations. Future events, however, such as changes in existing laws and regulations, may give rise to additional compliance costs that could have a material adverse effect on the Company's financial condition, liquidity or results of operations. Conversely, the Company may be presented with potential opportunities for growth as a result of the extensive and evolving body of environmental laws and regulations that impose restrictions and requirements on its customers.

     The Company, as a result of its manufacturing operations, is subject to, among other requirements, the Clean Air Act, the Clean Water Act, the Resource Conversation and Recovery Act, the Safe Drinking Water Act, the Emergency Planning and Community Right-to-Know Act, and similar state or local laws regulating air emissions, water discharges, and solid and hazardous waste generation, treatment, storage and disposal. The Comprehensive

Environmental Response, Compensation and Liability Act ("CERCLA") authorizes the federal and state governments, along with private parties, to bring cleanup cost recovery actions, which impose joint and several liability for releases of hazardous substances into the environment, without regard to fault or the lawfulness of the original activity. In addition, the Clean Air Act regulates emissions of a wide range of pollutants, including some paint constituents, into the ambient air from certain sources of air pollutants. Permits are required to construct or operate stationary sources of air pollutants, the terms of which vary from one emission source to another and from pollutant to pollutant. With respect to air quality regulation, the Company has recently received notices of noncompliance regarding two of its operations. The Company received a notice of violation from the New Jersey Department of Environmental Protection alleging that the Company's New Jersey operations exceeded permitted emissions limits. In addition, the Company's Colorado facility is considering installing an electrostatic paint system as part of its negotiated settlement with the Colorado Department of Health and Environment, which has alleged violations of certain air quality regulations. The Company's operations are also subject to the Occupational Safety and Health Act, which regulates exposures to hazardous substances and other hazardous conditions within a facility and complements those laws and regulations, such as the Clean Air Act, regulating exposures to hazardous substances outside of a facility.

     In connection with its acquisitions, the Company conducts environmental investigations at each of its acquired facilities, including, where appropriate Phase I, Phase II and Phase III environmental assessments. The Company typically receives indemnification for environmental liabilities and, if necessary, has arranged for reimbursement from sellers of its acquired businesses to cover potential environmental liabilities. With respect to its acquisition of Accurate, the Company entered into an agreement that set aside funds in escrow earmarked for the cleanup of pollutants released by a prior owner of the property and fixed the Company's maximum exposure to environmental liability at $50,000. However, in general, if any indemnity obligations are defaulted on or, in the case of Accurate, if the escrow funds set aside to meet the cleanup obligations described above are insufficient to cover all environmental liabilities, the Company could incur liability for the remediation of the contamination based upon the Company's status as an owner of lessee of these properties.

     In addition to the laws and regulations described above, the Company's customers are subject to a variety of federal, state and local laws and regulations, including zoning and health measures that limit waste management activities to specified sites or activities and other restrictions with respect to the movement of wastes. The federal government and many state governments also impose certain restrictions applicable to vehicles and containers used to transport waste materials on roads and highways, including height and weight limitations.

     These laws and regulations are extensive and frequently evolving, and the Company believes that the ongoing enforcement and implementation of such laws and regulations by governmental agencies provide it with unique opportunities for market growth. Consequently, the Company attempts to anticipate the development of regulatory requirements and standards that might be imposed on its customers and works with its customers in the design of products that will adequately assure compliance with new regulations and industry standards. The Company believes that such laws, regulations and standards applicable to the waste management industry will continue for the foreseeable future.

EMPLOYEES

     As of May 31, 1998, the Company had a total of 798 employees, including 126 salaried and 672 hourly employees. The Company believes its employee relations are good. The Company's employees are not represented by any labor union.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which the Company is a party or to which the Company's assets are subject.

INSURANCE

     The Company currently purchases occurrence-based product liability insurance. The Company believes that the amounts and scope of coverages of such insurance are adequate.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The name, age and principal position of each director, executive officer and significant employee of the Company are as follows:

NAME                                       AGE                     POSITION
----                                       ----                    --------
Charles W. Walton........................   66     Chairman of the Board*
George L. Schneider......................   61     President, Chief Executive Officer and
                                                   Director*
Richard L. Garcia........................   41     Chief Financial Officer*
Steven M. Godwin.........................   42     President--Cusco
John J. Martorana........................   47     Vice President--Director of Steel
                                                   Purchasing
Robert A. May............................   59     President--May Fab Group
Robert C. Rasmussen......................   56     President--Accurate
William C. Hatch, Jr.....................   41     Controller
John H. Agee.............................   50     Director
James T. Bartlett........................   61     Director
Paul S. Brentlinger......................   71     Director
Forrest D. Hayes.........................   66     Director
Daniel P. Howell.........................   46     Director
H. James McGinness, Jr...................   66     Director
S. Sterling McMillan, III................   59     Director
Richard B. Tullis........................   85     Director

---------
* Executive officer of the Company.

     Charles W. Walton is the founder of the Company and has been Chairman of the Board of Directors of the Company since May 1993. From August 1989 until May 1993, Mr. Walton served as President and Chief Executive Officer of Wastequip. From May 1993 to November 1994, Mr. Walton served as Chairman and Chief Executive Officer of Wastequip. From 1983 to 1988, Mr. Walton was President and Chief Executive Officer of Sudbury, Inc., a Cleveland-based holding company for manufacturers of industrial products. Mr. Walton holds a Bachelor of Science degree in Foreign Service and a Doctor of Philosophy degree in economics from Georgetown University.

     George L. Schneider has been the President and Chief Executive Officer of Wastequip and a member of the Board of Directors since November 1994. From 1976 until he joined Wastequip, Mr. Schneider was a Vice President at TRW, Inc., a multinational oil and automotive parts and equipment manufacturer. During his tenure with TRW, Inc., Mr. Schneider managed the $1 billion engine components and aftermarket group, which consisted of 16 plants in nine countries. Mr. Schneider holds a Bachelor of Science degree in Industrial Engineering from Northwestern University and a Master of Business Administration degree from Harvard Business School.

     Richard L. Garcia has served as the Company's Chief Financial Officer since May 1992. From 1985 to 1992, Mr. Garcia served as Assistant Treasurer with NACCO Industries, Inc. From 1979 to 1985, Mr. Garcia was an Audit Manager at Arthur Andersen & Co. Mr. Garcia holds a Bachelor of Business Administration degree in Accounting from Kent State University and received his Executive Masters of Business Administration from the Case Western Reserve University Weatherhead School of Management in May 1991.

     Steven M. Godwin has been the President of Cusco since 1991. From 1980 through 1991, Mr. Godwin served in various capacities, most recently as chief engineer and general manager of Cusco, in which capacity he was responsible for day-to-day operations. Prior to joining Cusco, Mr. Godwin was an engineer for the Fruehauf Corporation. He holds a Bachelor of Science in Aerospace Engineer from Tyerson Polytechnical College.

     John J. Martorana has been the Vice President of Steel Purchasing of Wastequip since 1996. From 1983, he was the President of Industrial. From 1979 to 1983, Mr. Martorana served as a regional sales representative for Dietrich Industries, a steel processor and distribution center. He holds a Bachelor of Science from Butler University.

     Robert A. May has been President of May Fab since its founding in 1980. Prior thereto, Mr. May served as Vice President of Engineering of the Environmental Equipment Corporation, a subsidiary of BFI. He holds a Bachelor of Science in Mechanical Engineering from the University of Texas at Austin.

     Robert C. Rasmussen has been the President of Accurate since co-founding Accurate in 1973. Prior to co-founding Accurate, Mr. Rasmussen was a General Manager, and then President, of American Environmental Products, a manufacturer of waste incinerators, roll-off containers, compactors and balers. He holds a Bachelor of Science in Mechanical Engineering from Drexel University.

     William C. Hatch, Jr. has been the Corporate Controller of Wastequip since February 1993. From 1992 to 1993, Mr. Hatch served as the Controller of Jet Inc., a manufacturer of residential waste treatment systems. From 1985 to 1992, Mr. Hatch served as the Controller of Graphic Laminating, Inc., a manufacturer of computer identification systems. From 1983 to 1985, Mr. Hatch served as a Senior Internal Auditor for Scott Fetzer. From 1980 to 1983, Mr. Hatch was a Senior Auditor with Peat Marwick Mitchell & Co. He holds a Bachelor of Science in Accounting from Miami University (Ohio).

     John H. Agee has been a Director of the Company since 1996. Since 1985, Mr. Agee has been President of Adler Management, L.L.C., a privately-held financial consulting and management services company. Prior to assuming that position, Mr. Agee was the President of Normandale Properties LLC, a privately-held commercial property management company. Mr. Agee is also a director of Delta Beverage Group, Inc., an independent beverage bottling franchise headquartered in Memphis, Tennessee.

     James T. Bartlett has been a Director of the Company since 1989. Mr. Bartlett has been a Managing General Partner of Primus Venture Partners, a Cleveland-based venture capital limited partnership ("Primus") since 1986. Prior to joining Primus, Mr. Bartlett was President of Acme-Cleveland Corporation, a manufacturer of machine tools. Currently, Mr. Bartlett is a director of Keithley Instruments, Inc., a provider of research-oriented instruments for scientific investigations, The Lamson & Sessions Co., a manufacturer and distributor of electrical, consumer, telecommunications and fluid drainage products, and Oglebay Norton Company, a Cleveland-area shipping and industrial minerals company.

     Paul S. Brentlinger became a Director of the Company in 1989. Since 1984, Mr. Brentlinger has been a partner of the Cleveland-based Morgenthaler Ventures ("Morgenthaler"), a 30-year-old venture capital partnership. Before joining Morgenthaler, he served in various positions with Harris Corporation ("Harris"), a manufacturer of information, communications and governmental systems and semiconductors, for 33 years, most recently as Senior Vice President, Finance. Mr. Brentlinger is also a director of Allegheny Teledyne Inc., a manufacturer of specialty metals, aerospace and electronics systems and products, and specialized industrial and consumer products.

     Forrest D. Hayes has been a Director of the Company since 1991. Since 1992, Mr. Hayes has been President and Chief Executive Officer of Brittany Corporation ("Brittany"), a privately owned holding company for a group of midwest manufacturing companies. Before joining Brittany, Mr. Hayes was Chief Financial Officer of Wastequip from 1990 until March 1992. Mr. Hayes joined Arthur Andersen & Co. in 1954, was made partner in 1967 and served as managing partner of its Cleveland office from 1978 to 1990.

     Daniel P. Howell has been a Director of the Company since 1996. Mr. Howell has been Senior Managing Director of Mesirow Private Equity Investments ("MPEI") and has held various positions at MPEI since 1986. He has also been Vice President of Mesirow Financial Services Inc., an affiliate of MPEI, since 1986. He currently serves as a member of the Boards of Directors of IMNET Systems, Inc., which develops and markets electronic healthcare information and document management systems, and Microware Systems Corporation, which develops and markets "real-time" operating systems. He has been a professional venture capitalist since 1980.

     H. James McGinness, Jr. has been a Director of the Company since 1989. Since 1963, Mr. McGinness has been the President of J.J. White Products, Inc., an investment management company with operating subsidiaries in the specialty chemical and textile finishing industries.

     S. Sterling McMillan, III has served as a Director of the Company since 1989. Mr. McMillan has been Vice Chairman, Principal and Portfolio Manager of Greenleaf Capital Management ("Greenleaf"), an investment management company, since October 1986. Prior to joining Greenleaf, he served as Vice President, Finance of Cleveland-Cliffs, Inc.

     Richard B. Tullis has been a Director and Vice Chairman of the Board of the Company since May 1993. From August 1989 to May 1993, Mr. Tullis served as Chairman of the Board of the Company. Mr. Tullis is the Chairman Emeritus of Harris Corporation and from 1968 to 1978 served as the Chief Executive Officer of Harris.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has three standing committees: Executive, Audit and Compensation. Messrs. Walton, Schneider, Bartlett, Brentlinger and Tullis have been appointed members of the Executive Committee, which exercises the power and authority of the Board in the period between Board meetings. Messrs. McMillan, Agee, Bartlett and McGinness have been appointed members of the Audit Committee, which is authorized to review the professional services provided by the Company's independent auditors, the independence of such auditors from management of the Company, the annual financial statements of the Company and the Company's system of internal accounting controls. The Audit Committee also reviews such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it may find appropriate or as may be brought to its attention. Messrs. Tullis, Brentlinger, Hayes and Howell have been appointed members of the Compensation Committee, which reviews executive salaries, administers any bonus, incentive compensation and stock option plans of the Company and approves the salaries and other benefits of the executive officers of the Company. The Compensation Committee also consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company.

TERMS OF DIRECTORS

     The Board of Directors consists of ten members. The Board of Directors is divided into three classes. The Directors serve staggered terms of three years, with members of one class being elected in any single year, as follows: (i) Messrs. Bartlett, Brentlinger, Howell and Agee have been designated as Class I Directors and will serve until the 1999 annual meeting; (ii) Messrs Tullis, McMillan and McGinness have been designated as Class II Directors and will serve until the 2000 annual meeting; and (iii) Messrs. Walton, Schneider and Hayes have been designated as Class III Directors and will serve until the 2001 annual meeting. Executive officers are elected by the Board of Directors and serve at its discretion.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee of the Board of Directors are Messrs. Hayes, Tullis, Brentlinger and Howell. Mr. Hayes served as Chief Financial Officer of the Company from 1990 through March 1992, and Mr. Tullis served as Chairman of the Board from 1989 through May 1993. No current executive officer of the Company serves on the Board of Directors or Compensation Committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

DIRECTOR COMPENSATION

     Upon completion of the Offering, the Company will pay its Directors who are
not employees an annual fee of $          and a fee of $       for each day on
which a Director attends one or more meetings of the Board and/or any committee of the Board. Additionally, the Company will grant options to purchase 5,000 Common Shares to each Director, pursuant to the Outside Directors Stock Option Plan or the 1998 Outside Director Stock Option Plan upon his or her initial election to the Board.

EXECUTIVE COMPENSATION

     The table below sets forth information concerning annual and long-term compensation for services in all capacities for the Company in 1997, with respect to those persons who were, at December 31, 1997, (i) the Chief Executive Officer and (ii) the executive officers of the Company (collectively, with the Chief Executive Officer, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                                            COMPENSATION
                                         ANNUAL COMPENSATION                   AWARDS
                            ---------------------------------------------   ------------
NAME AND                    FISCAL                         OTHER ANNUAL        STOCK          ALL OTHER
PRINCIPAL POSITION           YEAR     SALARY    BONUS    COMPENSATION (1)   OPTIONS (#)    COMPENSATION (2)
------------------          ------   --------  --------  ----------------   ------------   ----------------
Charles W. Walton.........   1997    $150,000  $114,000      $                  --              $   --
  Chairman of the Board
George L. Schneider.......   1997    $229,253  $175,800      $                  --              $3,200
  President and Chief
     Executive Officer
Richard L. Garcia.........   1997    $115,676  $ 89,900      $                  --              $2,780
  Chief Financial Officer

---------
(1) Unless otherwise indicated, no executive officer received a perquisite or other personal benefit in excess of the lesser of $50,000 or 10% of such individual's salary plus annual bonus.

(2) Consists of contributions by the Company on behalf of the Executive Officers to the Wastequip, Inc. 401(k) Plan.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

     Wastequip has entered into employment agreements with Messrs. Walton and Schneider, pursuant to which Mr. Walton serves as Chairman of the Board and Mr. Schneider serves as the Company's President and Chief Executive Officer.

     Mr. Walton's employment agreement, as amended, continues through December 31, 1999 unless earlier terminated pursuant to its terms, and includes a non-competition provision that precludes Mr. Walton from competing with the Company during the term of the agreement. Mr. Walton is restricted under this non-competition provision for one year after his employment is terminated. The employment agreement provides for the payment of a base annual salary for Mr. Walton in the amount of $150,000. The agreement also provides that if Mr. Walton voluntarily terminates his employment or is discharged for just cause, his salary and benefits in effect at the time of termination shall be payable through the date of termination, after which the Company will have no further obligation to him as an employee. Under this agreement, if Mr. Walton's employment with the Company is terminated as a result of his disability or death, his salary and benefits are payable through the end of the month of termination, and thereafter the Company will have no further obligation to him. In the event Mr. Walton is discharged without just cause, Mr. Walton's salary and benefits are payable through the later of six months following discharge or December 31, 1999.

     Mr. Schneider's employment agreement continues through December 31, 2000 unless earlier terminated pursuant to its terms. This agreement also includes a non-competition provision that precludes Mr. Schneider from competing with the Company during his term of employment and for the two years thereafter. Mr. Schneider's employment agreement provides for the payment of a base annual salary for Mr. Schneider in the amount of $380,000 and for an annual performance bonus that will range from 10% to 100% of his base annual salary. The agreement also provides that, if Mr. Schneider voluntarily terminates his employment or is discharged for just cause, his salary and benefits in effect at the time of termination shall be payable through the date of termination, after which the Company will have no further obligation to him as an employee. Under this agreement, if Mr. Schneider's employment with the Company is terminated as a result of his disability or death, his salary and benefits are payable through the end of the month of termination and thereafter the Company will have no further obligation to him. In the event Mr. Schneider is discharged without just cause, Mr. Schneider's salary and benefits are payable through December 31, 2000.

     Mr. Schneider's employment agreement provides that he will be entitled to a success bonus upon (i) the completion of his five-year employment term, or the earlier termination of his employment due to death, disability or termination by the Company without just cause or voluntarily for good reason, if at such time the appraised value of the Company's Common Shares equals or exceeds $ per share; (ii) the closing of an initial public offering of the Company's Common Shares, including the Offering; (iii) the sale of all or substantially all of the Company's capital stock or assets; (iv) the occurrence of certain mergers or consolidations; (v) the occurrence of any liquidity event similar to the foregoing; or (vi) the occurrence of any liquidity event within one year following the termination of Mr. Schneider's employment due to death, disability or termination without cause or for good reason. Upon the occurrence of one of the foregoing triggering events, Mr. Schneider will be entitled to one success bonus of at least $300,000. If the appraised value of the Common Shares or per share consideration received upon a liquidating event exceeds $ per share, then Mr. Schneider's success bonus will be increased at the rate of $3,500 per $0.10 increase in per share appraised value or per share consideration, up to a maximum bonus of $650,000. Mr. Schneider is also due a retention bonus of $100,000 if he continues to be employed as Chief Executive Officer through October 31, 1999. In connection with Mr. Schneider's employment agreement, Mr.
Schneider has been granted           Common Shares at $  per share.

STOCK OPTION PLANS

     Key Employees Stock Option Plan. The Company's Key Employees Stock Option Plan (the "Key Employees Stock Option Plan"), which was adopted by Wastequip's shareholders on August 9, 1990, provides for the issuance of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and other stock options which are nonqualified under the Code, to certain key employees of the Company. The Key Employees Stock Option Plan is administered by the Compensation Committee of the Company's Board of Directors. The Compensation Committee has broad discretion to prescribe conditions (such as the completion of a period of employment with the Company prior to the exercise of any options) which must be satisfied before an option becomes exercisable. Incentive stock options are exercisable at such exercise prices as may be determined by the Compensation Committee but the exercise price cannot be less than 100% of the fair market value per share on the date the option is granted or, if the optionee holds more than 10% of the total combined voting power of the Company, the exercise price cannot be less than 110% of the fair market value per share on the date the option is granted. Nonqualified stock options granted under the Key Employees Stock Option Plan are exercisable at such exercise prices and with such other terms and conditions as the Compensation Committee may determine. The Key Employees Stock Option Plan currently provides for the granting of options to purchase up to Common Shares. The total number of options that may be granted by the Company to employees in any fiscal year may not exceed 1% of the total outstanding Common Shares as of the first day of the Company's applicable fiscal year. If, at the end of the Company's fiscal year, options equal to less than 1% of the then outstanding Common Shares were issued during the fiscal year, the difference between the actual number of options granted and 1% of the outstanding Common Shares as of the first day of the fiscal year may be granted by the Company in any following year. All of the stock options which have been granted under the Key Employees Stock Option Plan are nonqualified stock options. To date, none of the stock options granted under the Key Employees Stock Option Plan have been exercised.

     Outside Directors Stock Option Plan. On August 9, 1990, the Company's shareholders approved the Company's Outside Directors Stock Option Plan (the "Outside Directors Stock Option Plan"), which provides for the issuance of stock
options to purchase up to                Common Shares to those Directors who
are neither employed by the Company nor are the beneficial owners of 10% or more of the Company's Common Shares. The Outside Directors Stock Option Plan is administered by the Compensation Committee. Nonqualified stock options to
purchase all        Common Shares available under the Outside Directors Stock
Option Plan, at an exercise price of $12.50 per share, have been granted.

     1998 Key Employees Stock Option Plan. The Company's 1998 Key Employees Stock Option Plan (the "1998 Plan") provides for the issuance of incentive stock options within the meaning of Section 422 of the Code, and other stock options which are nonqualified for federal income tax purposes, to certain key employees of the Company. The 1998 Plan shall not become effective until the closing of the Offering. All employees of the Company will be eligible to be selected by the Compensation Committee for the grant of options under the 1998 Plan.

     The aggregate number of Common Shares that may be subject to stock options
granted under the 1998 Plan during its term is      Common Shares, subject to
certain adjustments. Common Shares issued upon the exercise of options granted under the 1998 Plan may be either newly-issued shares or treasury shares. Common Shares subject to an option that is forfeited, terminated, or canceled without having been exercised will generally be available again for grant under the 1998 Plan without reducing the number of Common Shares available in any fiscal year for grant of options under the 1998 Plan. In the event of a recapitalization, stock dividend, stock split, distribution to shareholders, or similar transaction, the Compensation Committee can adjust the number and class of shares that may be issued under the 1998 Plan and the number and class of shares, and the exercise price, applicable to outstanding options. The 1998 Plan provides that the maximum aggregate number of Common Shares for which stock options may be granted to any particular employee during any calendar year
during the term of the 1998 Plan is           Common Shares, subject to certain
adjustments. The exercise price of a stock option (other than an incentive stock option) may be paid in cash, by the transfer of Common Shares, by the surrender of all or part of an option (including the option being exercised) or by a combination of these methods, as permitted by the Compensation Committee. The exercise price of an incentive stock option may be paid in cash, by the transfer of Common Shares or by a combination of these methods, as permitted by the Compensation Committee. The Committee may prescribe any other method of paying the exercise price that is determined to be consistent with the applicable law and the purpose of the 1998 Plan. In general, an employee will not recognize taxable income at the time an incentive stock option is granted or exercised provided the employee has been employed by the Company or a subsidiary at all times from the date of grant until the date three months before the date of exercise. However, the excess of the fair market value of the Common Shares acquired upon exercise of the incentive stock option over the exercise price is an item of tax preference for purposes of the alternative minimum tax. If the employee exercises an incentive stock option without satisfying the employment requirement, the income tax treatment will be the same as that for a non-qualified stock option, described below. Upon disposition of the Common Shares acquired upon exercise of an incentive stock option, a long-term capital gain or loss will be recognized in an amount equal to the difference between the sale price and the exercise price, provided that the employee has not disposed of the Common Shares within two years of the date of grant or within one year from the date of exercise (a "Disqualifying Disposition"). If the employee disposes of the shares in a Disqualifying Disposition, the employee will recognize ordinary income at the time of the Disqualifying Disposition to the extent of the difference between the exercise price and the lesser of the fair market value of the shares on the date the incentive stock option is exercised or the amount realized in the Disqualifying Disposition. Any remaining gain or loss is treated as a capital gain or capital loss.

     The Company is not entitled to a tax deduction either upon the exercise of an incentive stock option or upon the disposition of the Common Shares acquired thereby, except to the extent that the employee recognizes ordinary income in a Disqualifying Disposition and subject to the applicable provisions of the Code.

     In general, an employee will not recognize taxable income at the time a stock option that does not qualify as an incentive stock option (a "Nonqualified Stock Option") is granted. An amount equal to the difference between the exercise price and the fair market value, on the date of exercise, of the Common Shares acquired upon exercise of the Nonqualified Stock Option will be included in the employee's ordinary income in the taxable year in which the Nonqualified Stock Option is exercised. Upon disposition of the Common Shares acquired upon exercise of the Nonqualified Stock Option, appreciation or depreciation after the date of exercise from the exercise price of the shares acquired will be treated as either capital gain or capital loss.

     Subject to the applicable provisions of the Code, the Company generally will be entitled to a tax deduction in the amount of the ordinary income realized by the employee in the year the Non-qualified Stock Option is exercised. Although the Compensation Committee has discretion to grant Nonqualified Stock Options with exercise prices above or below fair market value on the date of grant, the compensation realized by a Named Executive Officer upon exercise of a Nonqualified Stock Option granted by the Committee with an exercise price equal to or greater than the fair market value of the underlying shares on the date of grant will be deductible by the Company notwithstanding the deductibility limitations under Section 162(m) of the Code. Any amounts includable as ordinary income to an employee in respect of a Nonqualified Stock Option will be subject to applicable withholding for federal income and employment taxes.

     Contingent on the completion of the Offering, the Compensation Committee
has granted Nonqualified Options to purchase an aggregate of           Common
shares pursuant to the 1998 Plan. The options will be granted at an exercise price equal to the initial public offering price and vest in equal portions on the first and second anniversaries of the date of grant. The options were
granted to an aggregate of   key employees. Messrs. Walton, Schneider and
Garcia, all of whom are Named Executive Officers, will receive options to
purchase      ,      , and      , respectively, Common Shares as part of this
grant.

     1998 Outside Directors Stock Option Plan. The Company's 1998 Outside Directors Stock Option Plan (the "Directors Option Plan") provides for the issuance of options to purchase Common Shares to new Directors of the Company who are not employees of the Company or of any of its subsidiaries or affiliates ("Outside Directors"). Only Outside Directors initially elected or appointed to the Board after the approval of the Directors Option Plan by the Company's shareholders, and who have not received options to purchase Common Shares under any other option Plan of the Company, are eligible to participate in this Plan. All options granted under the Directors Option Plan will be Nonqualified Stock Options for federal income tax purposes.

     The aggregate number of Common Shares for which options may be issued
pursuant to options granted under the Directors Option Plan is           Common
Shares, subject to certain adjustments. Common Shares issued upon the exercise of options granted under the Directors Option Plan may be either newly-issued shares or treasury shares. In the event of a recapitalization, stock dividend, stock split, distribution to shareholders or similar transactions, an appropriate adjustment will automatically be made to the number and class of shares that may be issued under the Directors Option Plan and the number and class of shares, and the exercise price, applicable to outstanding options.

     Each new Outside Director who is eligible under the Plan will automatically
receive one-time grant of an option to purchase           Common Shares. The
date of grant of such option shall be the date that such Outside Director is elected or appointed to the Board. The exercise price of a stock option under the Directors Option Plan shall be equal to the fair market value of a Common Share on the date the option is granted. The fair market value of a Common Share for purposes of the Directors Option Plan is determined by reference to the closing sale price on the date of grant as reported on the Nasdaq National Market. Each option granted under the Directors Option Plan shall be exercisable for a period of ten years from the date of grant, but will not be exercisable during the first year of such period. Thereafter, during each succeeding year after the grant date, the option may be exercised for up to a maximum of 50% of the total number of Common Shares subject to the option, which annual rights of exercise will be cumulative.

     All of the options granted under the Directors Option Plan will be Nonqualified Stock Options for federal income tax purposes. Accordingly, under current law, an optionee shall not realize income upon the granting of such an option. However, in any year in which an optionee exercises a part or all of such an option, the optionee shall realize income equal to the excess, if any, of the fair market value of the shares on the date of exercise over the option price, which shall be taxed as compensation at ordinary income tax rates at that time, and the Company shall be entitled to a tax deduction for a like amount.

                              CERTAIN TRANSACTIONS

     May Fab Acquisition. In connection with the acquisition of May Fab, the Company entered into a series of transactions with May Fab-Oklahoma, Inc. ("May Fab-OK"), May Fab-Mississippi, Inc. ("May Fab-MS"), May Fabricating Company (now known as MFCO, Inc. ("MFCO")) and May Properties, Inc. ("May Properties"), each of which is controlled by Robert A. May, President of the Company's May Fab Group and a principal shareholder of the Company. In connection with the acquisition of May Fab, the Company issued to May Fab-OK a warrant for the
purchase of           Common Shares at a price of $          per share (the "May
Fab Warrant"). If the May Fab Warrant were exercised in full, and assuming that no other convertible securities of the Company were exercised simultaneously, May Fab-OK would own approximately 9.1% of the Common Shares outstanding prior
to the Offering, and      % of the Common Shares outstanding after the
consummation of the Offering. The May Fab Warrant is subject to certain terms and conditions described under "Description of Capital Stock -- Warrants; May Fab Warrant."

     Also in connection with the acquisition of May Fab, Wastequip Manufacturing Company ("WQMC"), the Company's principal operating subsidiary, issued a subordinated promissory note in the principal amount of $3.2 million to May Fab-OK and a subordinated promissory note in the principal amount of $2.2 million to May Fab-MS. The Company has guaranteed the obligations of WQMC under the May Fab Warrant and these notes. The $3.2 million note does not bear interest and is payable yearly, on the anniversary of a public offering of the Common Shares which yields gross proceeds to the Company of at least $5 million, in six annual installments of $400,000 and a seventh annual installment of $800,000. However, the entire unpaid principal amount of the $3.2 million note is due and payable in full upon the earlier of (a) a change in control of the Company, WQMC or the May Fab Group or (b) May 26, 2001. The $2.2 million note bears interest at the rate of 9% per annum, payable quarterly in arrears and is due and payable in full upon the earliest to occur of (i) a public offering of the Common Shares which yields gross proceeds to the Company of at least $5,000,000; (ii) a change in control of the Company, WQMC or the May Fab Group or (iii) May 26, 2001.

     Also as part of the May Fab acquisition, the Company entered into a lease with MFCO and two leases with May Properties (collectively, the "May Fab Leases"). Pursuant to the May Fab Leases, the Company leases its facility in Beeville, Texas from MFCO and leases its facilities in Durant, Oklahoma, and Brookhaven, Mississippi, from May Properties and pays rent to MFCO and May Properties monthly in the aggregate amount of $24,634. Each of the May Fab Leases will terminate in accordance with its terms on May 25, 2001. The May Fab Leases provide an option to purchase these properties at fair market value at the end of the first of each of lease periods.

     The Company also entered into three master equipment leases with MFCO and three master equipment leases with May Properties (collectively, the "May Equipment Leases"). Pursuant to the May Equipment Leases, the Company leases equipment located at its Beeville, Brookhaven and Durant facilities from MFCO and May Properties. The Company pays rent to MFCO and May Properties monthly in the aggregate amount of $34,591. Each of the May Equipment Leases will terminate on May 25, 2001, in accordance with its terms. However, the Company has the right to renew each of the May Equipment Leases for two additional terms of seven years each. Further, the Company has the option to purchase the equipment during the six-month period prior to the termination of the May Equipment Leases or during any renewal term.

     The Company believes that the terms of each of the agreements entered into with the companies controlled by Robert A. May are at least as favorable to the Company as those that could be obtained from an unrelated third party in an arms-length transaction.

     Shareholders Agreement. In connection with certain financing activities, the Company entered into an Amended and Restated Shareholders Agreement (the "Shareholders Agreement") with certain holders of its then-outstanding Class A Common Shares, Class B Common Shares and Series A Convertible Preferred Shares. Messrs. Walton, McGinness, McMillan and Tullis, all of whom are Directors of the Company, are parties to the Shareholders' Agreement. The Shareholders' Agreement provides for, among other things, registration upon demand by certain of the shareholders who are parties thereto and for "piggy-back" registration by the remaining holders of the Company's capital stock. With the exception of the registration rights granted thereby, the

Shareholders Agreement will terminate upon the sale of the Common Shares offered hereby. See "Shares Eligible for Future Sale -- Registration Rights."

     Banc One Warrants. In connection with obtaining financing for the acquisition of May Fab, the Company issued to Banc One Capital Partners Corporation and to Banc One Capital Partners II, Limited Partnership warrants
for the purchase of an aggregate of             Common Shares at the price of
$0.005 per share (collectively, the "Banc One Warrants"). If the Banc One Warrants were exercised in full, and assuming that no other convertible securities of the Company were exercised simultaneously, Bank One Capital Partners Corporation and Banc One Capital Partners II, Limited Partnership collectively would own approximately 8.8% of the Company's Common Shares
outstanding prior to the Offering, and      % of the Company's outstanding
Common Shares after the consummation of the Offering. The terms of the Banc One Warrants were determined in an arms-length transaction. See "Description of Capital Stock -- Warrants; Banc One Warrants."

     May Acquisition. In connection with the acquisition of May Manufacturing, WQMC issued a 7% convertible subordinated promissory note in the principal amount of $1.25 million and a 9% nonconvertible subordinated promissory note in the principal amount of $500,000 (collectively, the "May Notes") to James D. May, Sr. The Company has guaranteed the obligations of WQMC under the May Notes. The May Notes are payable in four consecutive equal annual installments commencing on July 31, 2000. Upon the closing of a public offering of the Company's Common Shares which yields net proceeds to the Company of at least $10,000,000, the holder of the May Notes has the option to declare the outstanding principal balance of either or both of the May Notes, and all accrued but unpaid interest on either or both, immediately due and payable. The Company also entered into a lease with James D. May, Sr., (the "May Manufacturing Lease"). Pursuant to the May Manufacturing Lease, the Company leases its facility in Arvada, Colorado from James D. May, Sr. The Company pays rent to James D. May, Sr. in the amount of $11,814 monthly. The May Manufacturing Lease will terminate on July 31, 2003. However, the Company has been granted the option to renew the lease for one additional term of five years. The Company has also been granted the option to purchase this property during the renewal term of the May Manufacturing Lease, if exercised, at a fair market value to be determined upon the exercise of the purchase option, provided that WQMC has satisfied its obligations under the May Notes. James D. May, Sr., the landlord under the May Manufacturing Lease and the holder of the May Notes, is the brother of Robert A. May, the President of the Company's May Fab Division
and the beneficial owner of      % of the Company's Common Shares. The terms of
the May Notes and the May Manufacturing Lease were determined in an arms-length transaction, and the Company believes that such terms are at least as favorable to the Company as those that could be obtained from an unrelated third party.

                      SECURITY OWNERSHIP OF MANAGEMENT AND
                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Shares on a fully diluted basis as of July
            , 1998, and as adjusted to reflect the sale of the Common Shares offered by the Company and the Selling Shareholders hereby, by (i) each person known by the Company to be the beneficial owner of more than 5% of the Company's Common Shares, (ii) each Selling Shareholder, (iii) each Director and executive officer and (iv) all Directors and executive officers as a group.

                                          COMMON SHARES                               COMMON SHARES
                                     BENEFICIALLY OWNED PRIOR                    BENEFICIALLY OWNED AFTER
                                         TO THE OFFERING            COMMON             THE OFFERING
                                     ------------------------    SHARES BEING    ------------------------
NAME OF BENEFICIAL OWNER               NUMBER       PERCENT        OFFERED         NUMBER       PERCENT
------------------------             ----------    ----------    ------------    ----------    ----------
Charles W. Walton (1)(4)...........
George L. Schneider (1)(5).........
Richard L. Garcia (2)(6)...........
John H. Agee (3)(7)................
James T. Bartlett (3)(8)...........
Paul S. Brentlinger (3)(9).........
Forrest D. Hayes (3)(10)...........
Daniel P. Howell (3)(11)...........
H. James McGinness, Jr. (3)(12)....
S. Sterling McMillan, III
  (3)(13)..........................
Richard B. Tullis (3)(14)..........
Banc One Capital Partners Holdings,
  Ltd. (15)........................
Robert A. May (16).................
Mesirow Financial Holdings, Inc.
  (17).............................
Morgenthaler Management Partners II
  (18).............................
Primus Capital Fund II Limited
  Partnership (19).................
All Directors and executive
  officers as a Group (10
  persons).........................

---------
* Less than 1%.

 (1) Director and executive officer of the Company.

 (2) Executive officer of the Company.

 (3) Director of the Company.

 (4) Beneficial ownership for Mr. Walton includes        Common Shares subject
     to options granted pursuant to the Key Employees Stock Option Plan and exercisable within 60 days of the date hereof.

 (5) Beneficial ownership for Mr. Schneider includes        Common Shares
     subject to options granted pursuant to the Key Employees Stock Option Plan and exercisable within 60 days of the date hereof.

 (6) Beneficial ownership for Mr. Garcia includes        Common Shares subject
     to options granted pursuant to the Key Employees Stock Option Plan and exercisable within 60 days of the date hereof.

 (7) Beneficial ownership for Mr. Agee is comprised of           Common Shares
     held by Arbeit & Co., a Minnesota general partnership,           Common
     Shares held by the Gerald Rauenhorst Family Foundation, a Minnesota
     non-profit corporation,           Common Shares held by the Alpha & Omega
     Family Foundation, a South Dakota non-profit corporation,        Common
     Shares held by the Sieben Foundation, Inc., a Minnesota non-profit
     corporation, and        Common Shares held by Sieben Investment Co., a
     Minnesota general partnership. Mr. Agee is an executive officer of the corporate general partner of Arbeit Investment Limited Partnership, and is an executive officer of each of the Gerald Rauenhorst Family Foundation, the Alpha & Omega Family Foundation, the Sieben Foundation, Inc., and Sieben Investment Co. Mr. Agee
     disclaims beneficial ownership of these shares. Mr. Agee's address is Adler Management, 602 Second Avenue, South, Suite 4950 First Bank Place, Minneapolis, Minnesota 55402.

 (8) Beneficial ownership for Mr. Bartlett consists of           Common Shares
     held by Primus Capital Fund II Limited Partnership ("Primus II"). Mr. Bartlett is a Managing Director of Primus Venture Partners, Inc., the fund manager of Primus II. Mr. Bartlett disclaims beneficial ownership of these Common Shares. Mr. Bartlett's address is 5900 Landerbrook Drive, Suite 200, Cleveland, Ohio 44124.

 (9) Beneficial ownership for Mr. Brentlinger consists of           Common
     Shares held by Morgenthaler Venture Partners II ("Morgenthaler II") and
            Common Shares held by Morgenthaler Venture Partners III ("Morgenthaler III"). Mr. Brentlinger is a general partner of Morgenthaler Management Partners II, an Ohio limited partnership, the general partner of Morgenthaler II, and is a general partner of Morgenthaler Management Partners III, an Ohio limited partnership ("Morgenthaler Management III"), the general partner of Morgenthaler III. Mr. Brentlinger disclaims beneficial ownership of these Common Shares. Mr. Brentlinger's address is 629 Euclid Avenue, 700 National City Building, Cleveland, Ohio 44114.

(10) Beneficial ownership for Mr. Hayes includes           Common Shares subject
     to options granted pursuant to the Key Employees Stock Option Plan which are exercisable within 60 days of the date hereof.

(11) Beneficial ownership for Mr. Howell consists of           Common Shares
     held by Mesirow Capital Partners V, an Illinois limited partnership
     ("Mesirow V"), and           Common Shares held by Mesirow Capital Partners
     VI, an Illinois limited partnership ("Mesirow VI"). Mr. Howell is a Senior Managing Director of Mesirow Private Equity Investments, Inc., the general partner of Mesirow V, and a Vice President of Mesirow Financial Services, Inc., the general partner of Mesirow VI. Mr. Howell disclaims beneficial ownership of these Common Shares. Mr. Howell's address is 350 North Clark Street, Chicago, Illinois, 60610.

(12) Beneficial ownership for Mr. McGinness includes        Common Shares held
     by McGinness & Co., a Florida limited partnership in which Mr. McGinness is
     a general partner;          Common Shares held by McGinness Investment
     Partnership, a Florida partnership, in which Mr. McGinness is a general
     partner, and           Common Shares subject to options granted pursuant to
     the Outside Directors Stock Option Plan which are exercisable within 60 days of the date hereof.

(13) Beneficial ownership for Mr. McMillan includes        Common Shares held by
     National City Bank as Trustee of the Ruth Strong Trust, of which Mr. McMillan is a beneficiary and for which he acts as trustee advisor,
               Common Shares subject to options granted pursuant to the Outside Directors Stock Option Plan which are exercisable within 60 days of the
     date hereof, and        Common Shares held by Mr. McMillan's spouse as to
     which he disclaims beneficial ownership.

(14) Beneficial ownership for Mr. Tullis is comprised of           Common Shares
     held by National City Bank as Trustee of a trust of which Mr. Tullis is the
     beneficiary,        Common Shares subject to options granted pursuant to
     the Outside Director Stock Option Plan which are exercisable within 60 days
     of the date hereof, and        Common Shares held by National City Bank as
     Trustee of a trust of which Mr. Tullis's spouse is the beneficiary. Mr. Tullis disclaims beneficial ownership of all shares in which his spouse has an ownership interest.

(15) Beneficial ownership for Banc One Capital Partners Holdings, Ltd., an Ohio
     limited liability company, consists of        Common Shares subject to a
     warrant held by Banc One Capital Partners, LLC, an Ohio limited liability company ("BOCP"), which is exercisable within 60 days of the date hereof,
     and        Common Shares subject to a warrant held by Banc One Capital
     Partners II, LLC, an Ohio limited liability company ("BOCPII"), which is exercisable within 60 days of the date hereof. Banc One Capital Partners Holdings, Ltd. is the sole member of BOCP and BOCPII. The address of Banc One Capital Partners Holdings, Ltd. is 150 East Gay Street, Columbus, Ohio 43215.

(16) Beneficial ownership for Robert A. May includes       Common Shares subject
     to a warrant held by May Fab-OK, which is exercisable within 60 days of the
     date hereof. Mr. May is the President and a   % shareholder of May Fab-OK.
     Mr. May's address is c/o MFOK, Inc., P.O. Box 100, Beeville, Texas 78104.

(17) Beneficial ownership for Mesirow Financial Holdings, Inc., an Illinois
     corporation, consists of        Common Shares held by Mesirow V and
     Common Shares held by Mesirow VI. Mesirow Financial Holdings, Inc. is the sole shareholder of Mesirow Financial Services, Inc., the general partner of Mesirow VI, and is also the sole shareholder of Mesirow Private Equity Investments, Inc., the general partner of Mesirow V. The address of Mesirow Financial Holdings, Inc. is 350 North Clark Street, Chicago, Illinois 60610.

(18) Beneficial ownership for Morgenthaler Management Partners II consists of
            Common Shares held by Morgenthaler II, of which Morgenthaler
     Management Partners II is the general partner, and of        Common Shares
     held by Morgenthaler III, the general partner of which is Morgenthaler Management III, which has a number of general partners in common with Morgenthaler Management III. The address of Morgenthaler Management II is 629 Euclid Avenue, 700 National City Building, Cleveland, Ohio 44114.

(19) The address of Primus Capital Fund II Limited Partnership is 5900 Landerbrook Drive, Suite 200, Cleveland, Ohio 44124.

                          DESCRIPTION OF CAPITAL STOCK

     As of June 30, 1998,                Common Shares were issued and
outstanding and held by 67 holders of record. In connection with the Offering, the Company's Articles of Incorporation will be amended and restated (the "Amended Articles"). The Amended Articles will authorize the issuance of
               shares of capital stock, consisting of                Common
Shares and                Serial Preferred Shares, without par value (the
"Preferred Shares"). Set forth below is a description of the capital stock of the Company after giving effect to the amendment and restatement of the Company's Articles of Incorporation.

COMMON SHARES

     The holders of Common Shares are entitled to receive dividends when, if and as declared from time to time by the Board of Directors out of funds legally available therefor. The Common Shares have no preemptive rights or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Shares, except as described below under the heading "--Warrants; Banc One Warrants." All currently outstanding Common Shares are, and the Common Shares being sold by the Company in the Offering will be, duly authorized, validly issued, fully paid and nonassessable. The holders of Common Shares are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of Common Shares do not have the right to vote cumulatively in the election of Directors. Subsequent to the Offering, the Board of Directors will consist of ten members. The Amended Articles can be amended by the affirmative vote of the holders of at least two-thirds of the Company's then outstanding shares having voting power thereon. See "Dividend Policy."

SERIAL PREFERRED SHARES

     The Amended Articles authorize the Board of Directors, without any further action by the shareholders, to issue, from time to time, Preferred Shares in one or more classes or series which would entitle the holder thereof to one vote per share, and to fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, including, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, rights and terms of redemption (including sinking fund provisions, if any), redemption price and liquidation preferences of any unissued shares or wholly unissued series of Preferred Shares. In addition, the Board of Directors may establish the number of shares constituting any such class or series, and the designation thereof, and increase or decrease the number of shares of any such class or series subsequent to the issuance of shares of such class or series, but not below the number of shares of such class or series then outstanding.

WARRANTS

     May Fab Warrant. In connection with the acquisition of May Fab, the Company issued the May Fab Warrant to May Fab-OK providing for the purchase of
          Common Shares at the price of $          per share. The May Fab
Warrant is presently exercisable, and will terminate on the earliest of (a) the sale of all or substantially all of the shares or the assets of the Company, (b) the sale of all or substantially all of the shares of WQMC, (c) the sale of all or substantially all of the assets used by the Company's May Fab Group or (d) May 26, 2001. May Fab-OK has the right, upon exercise of the May Fab Warrant, to pay the applicable exercise price either in cash or through a combination of payment in cash and conversion of an amount of the Company's indebtedness under the $3.2 million subordinated promissory note equal to up to four-sevenths of the applicable exercise price. The May Fab Warrant may not be transferred without the prior written consent of the Company, except to a shareholder of May Fab-OK, subject to certain conditions, upon the liquidation and dissolution of May Fab-OK. See "Certain Transactions -- May Fab Acquisition."

     Banc One Warrants. In connection with obtaining financing for the acquisition of May Fab, the Company issued to Banc One Capital Partners Corporation and to Banc One Capital Partners II, Limited Partnership warrants
for the purchase of an aggregate of           Common Shares at the price of
$0.005 per share (collectively, the "Banc One Warrants"). The Banc One Warrants are presently exercisable, and will terminate on May 26, 2004, if not exercised prior thereto. The warrant holders have the right to put the warrants to the Company for cash, at prices as defined in the warrants. The warrant holders' put option expires upon the notification of a plan to complete any initial public offering, but is reinstated if the initial public offering is abandoned or 270 days pass and the initial public offering does not occur.

     Upon the issuance or sale of any additional Common Shares or any convertible securities, the Company is obligated to give the holders of the Banc One Warrants, or of Common Shares issued upon the exercise of the Banc One Warrants, notice of such issuance or sale; thereafter, such holders have the right, for thirty days following such notification, to purchase additional Common Shares to maintain their pro rata ownership in the Company. These preemptive rights do not apply to the issuance or sale of Common Shares (i) upon the exercise of the Banc One Warrants or certain other outstanding convertible securities, (ii) pursuant to a rights offering in which a holder of the Banc One Warrants, or of Common Shares issued upon the exercise of the Banc One Warrants, participates, (iii) upon the acquisition of a business, provided the issuance or sale has been approved by a unanimous vote of the Board of Directors; or (iv) in connection with the granting of management employee incentives, provided the grant has been approved by the Board of Directors. These rights will be waived in connection with the issuance of Common Shares pursuant to the Offering.

OHIO LAW AND CERTAIN CHARTER PROVISIONS

     Certain statutory provisions of Ohio law, the Amended Articles and the Company's Amended and Restated Code of Regulations (the "Code of Regulations") may have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management of the Company, including transactions in which shareholders of the Company might otherwise receive a premium over the then current market price for their shares. The size of the Board of Directors is fixed at not less than three and not more than fifteen Directors and is divided into three classes. Each class of Directors serves staggered terms of three years and will hold office until the annual meeting of shareholders in the year their respective term ends, at which time their successors are elected. In addition to having a potential anti-takeover effect, classification reduces the ability to alter the composition of the Board of Directors.

     The Amended Articles and the Code of Regulations contain various provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of the Company that is not approved by the Board of Directors. The provisions include the right of the Board of Directors to issue Serial Preferred shares with conversion, voting and other rights, which could adversely affect the rights of holders of shares of Common Stock.

     After the Offering, the Company will be subject to certain provisions of Ohio law that may discourage or render more difficult various transactions, including an unsolicited takeover of the Company. First, Ohio law prohibits any person who owns 10% or more of a corporation's stock from engaging in mergers, consolidations, majority share acquisitions, asset sales, loans and certain other transactions with the corporation for a three-year period after acquiring the 10% ownership, unless approval is first obtained from the corporation's board of directors. After the three-year waiting period, the 10% shareholder can complete the transaction if, among other things, approval is received from the holders of two-thirds of all voting shares and from the holders of a majority of shares not held by the 10% shareholder or certain affiliated persons.

     Second, the acquisition of shares entitling the holder to execute certain levels of voting power of the Company (one-fifth or more, one-third or more, or a majority) can be made only with the prior authorization of (i) the holders of at least a majority of the total voting power and (ii) the holders of at least a majority of the total voting power held by shareholders other than the proposed acquirer, officers of the Company elected or appointed by the Board of Directors, and Directors of the Company who are also employees and excluding certain shares that are transferred during the period between the announcement of the proposed acquisition and the shareholder record date. In light of the fact that, upon completion of the Offering, the Directors and executive officers of the Company and their respective affiliates will continue to own
approximately      % of the Company's outstanding Common Shares, acquisitions of the foregoing levels of voting power by third parties may not be possible unless officers and Directors and current shareholders of the Company vote in favor thereof.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

     Generally, a director of an Ohio corporation will not be found to have violated his fiduciary duties unless there is proof by clear and convincing evidence that the director has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. In general, a director is liable for monetary damages for any action or omission as a director only if it proved by clear and convincing evidence that such act or omission was undertaken either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

     Under Ohio law, a corporation must indemnify its directors, as well as its officers, employees and agents, against expenses where any such person is successful on the merits or otherwise in defense of an action, suit or proceeding. A corporation may indemnify such persons in actions, suits and proceedings (including derivative suits) if the individual has acted in good faith and in a manner that he believes to be in or not opposed to the best interests of the corporation. In the case of a criminal proceeding, the individual must also have no reasonable cause to believe that his conduct was unlawful. Indemnification may be made only if ordered by a court or if authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such a determination may be made by a majority of the disinterested directors, by independent legal counsel or by the shareholders. In order to obtain reimbursement for expenses in advance of the final disposition of any action, the individual must provide an undertaking to repay the amount if it is ultimately determined that he is not entitled to be indemnified.

     In general, Ohio law requires that all expenses, including attorneys fees, incurred by a director in defending any action, suit or proceeding be paid by the corporation as they are incurred in advance of final disposition if the director agrees to repay such amounts if it is proved by clear and convincing evidence that his action or omission was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation and if the director reasonably cooperates with the corporation concerning the action, suit or proceeding.

     The Company's Code of Regulations contains provisions indemnifying Directors and officers of the Company to the fullest extent permitted by law and providing for the advancement of expenses incurred in connection with an action upon the receipt of an appropriate undertaking to repay said amount if it is determined that the individual in question is not entitled to indemnification. The Company has also entered into indemnity agreements pursuant to which it has agreed, among other things, to indemnify its directors for settlements of derivative actions.

GENERAL

     It is possible that the division of the Board of Directors of the Company into classes provided for in the Amended Articles, the ability of the Board of Directors to issue Preferred Shares, and/or the provisions of Ohio law discussed above may discourage other persons from making a tender offer for or acquisitions of substantial amounts of the Company's Common Shares. This could have an incidental effect of inhibiting changes in management and may also prevent temporary fluctuations in the market price of the Common Shares, which often result from actual or rumored takeover attempts. In addition, the indemnification provisions of the Code of Regulations and the indemnity agreements may have the effect of reducing the likelihood of derivative litigation against Directors and of deterring shareholders from bringing a lawsuit against Directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the Company and the shareholders.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Shares is National City Bank, Cleveland, Ohio.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, of the                authorized Common
Shares,                will be outstanding (assuming the Underwriters'
over-allotment option is not exercised). Of these shares, the
sold in the Offering (               if the Underwriters exercise their
over-allotment option in full) will be freely tradeable without restriction under Securities Act, except for such shares as may be acquired by "affiliates" of the Company (as that term is defined in Rule 144 under the Securities Act
("Rule 144")). The       remaining shares constitute "restricted securities"
within the meaning of Rule 144 and will only be eligible for sale if sold in compliance with the applicable requirements of Rule 144, as described below.
Additionally,                of these shares are subject to a lock-up agreement
as described below.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least one year, including an "affiliate," as that term is defined below, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information regarding the Company. "Affiliates" may sell shares not constituting "restricted securities" in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and has not been an "affiliate" for a period of three months, and who has beneficially owned shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the volume limitations and other requirements described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through the use of one or more intermediaries, controls, or is controlled by, or is under the common control with, such issuer.

LOCK-UP AGREEMENT

     The Company, its officers and Directors, the Selling Shareholders, and certain other shareholders of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any Common Shares owned by them after the Offering for a period of 180 days after the date of this Prospectus without the prior written consent of Credit Suisse First Boston Corporation, a representative of the Underwriters.

REGISTRATION RIGHTS

     Shareholders Agreement. Under the Shareholders Agreement, the Company has granted to certain shareholders demand registration rights to register their Common Shares. These demand registration rights permit the applicable shareholders to request the Company to register their Common Shares, provided that such demand is joined by other shareholders of the Company owning not less than 40% of the Company's then outstanding Common Shares on a fully diluted basis. The Company is required to bear the expense of only the first demand registration pursuant to the Shareholders Agreement. The Company is not obligated to register shareholders' shares if Rule 144 under the Securities Act is available to the requesting shareholders for the purpose of selling within a three-month period the number of Common Shares requested to be registered, or within nine months after the effective date of a registration statement filed by the Company pursuant to the exercise of another demand registration right pursuant to the Shareholders Agreement. Pursuant to the Shareholders Agreement, the Company has also granted certain "piggy-back" registration rights to all shareholders, pursuant to which they may have all Common Shares owned by them registered under the Securities Act for sale to the public. The piggy-back registration rights require the Company to provide notice to the shareholders prior to the Company's registration of any securities under the Securities Act. Such persons may then request, subject to limitations imposed by the underwriters of such offering, inclusion of their shares in such registration statement. In accordance with its terms, the Shareholders Agreement will terminate upon the closing of the Offering; however, the terms of the Shareholders Agreement provide for the registration rights described above to survive such termination.

     May Fab Securities Agreement. In connection with the acquisition of May Fab and the grant of the May Fab Warrant, the Company entered into a Securities Agreement with May Fab-OK (the "May Fab Securities

Agreement") under which the Company has granted certain piggy-back and demand
registration rights with respect to the      Common Shares issuable upon
exercise of the May Fab Warrant. The piggy-back registration rights require the Company to provide notice to the holder of the May Fab Warrant prior to the Company's registration under the Securities Act of any of its Common Shares. The holder may then request, subject to limitations imposed by the underwriters of such offering, inclusion of its shares in the registration statement with respect to that offering. The demand registration rights permit the holder of the May Fab Warrant, commencing ten months after the effective date of the Offering, to request the Company to file a registration statement to register the Common Shares which have been received by the holder of the May Fab Warrant upon exercise of the May Fab Warrant, subject to certain limitations. The holder of the May Fab Warrant may make up to three such requests.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated                , 1998 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters), for whom Credit Suisse First Boston Corporation, EVEREN Securities, Inc. and McDonald & Company Securities, Inc. are acting as Representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of Common Shares:

                                                                NUMBER OF
UNDERWRITER                                                      SHARES
-----------                                                     ---------
Credit Suisse First Boston Corporation......................
EVEREN Securities, Inc......................................
McDonald & Company Securities, Inc..........................

                                                                --------
          Total.............................................
                                                                ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Common Shares (other than those covered by the over-allotment option described below), if any are purchased.

     The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase
up to                additional Common Shares at the initial public offering
price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the Common Shares. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Common Shares as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Common Shares directly to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession
of $     per Common Share, and the Underwriters and such dealers may allow a
discount of $     per Common Share on such sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The Representatives have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the Common Shares being offered hereby.

     The Company and certain of the Company's officers, Directors and shareholders have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to any additional Common Shares or securities convertible or exchangeable for any shares of the Company without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus, except, in the case of the Company, issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

     The Underwriters have reserved for sale, at the initial public offering
price up to           Common Shares for employees, directors and certain other
persons associated with the Company who have expressed an interest in purchasing such Common Shares in the Offering. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company will apply to have the Common Shares approved for listing on The Nasdaq Stock Market's National Market under the symbol "WQIP."

     In connection with the Offering, it is anticipated that the Company will enter into the New Credit Facility with Key Bank National Association, an affiliate of KeyCorp. KeyCorp recently announced that it intends to acquire McDonald & Company Investments, Inc., of which McDonald & Company Securities, Inc., one of the Underwriters, is a wholly owned subsidiary.

     Prior to the Offering, there has been no public market for the Common Shares. Accordingly, the initial public offering price for the Common Shares has been determined by negotiation between the Company and the Representatives. In determining such price, consideration was given to various factors, including market conditions for initial public offerings, the history of and prospects for the Company's business, the Company's past and present operations, its past and present earnings and current financial position, an assessment of the Company's management, the market for securities of companies in businesses similar to those of the Company, the general condition of the securities markets and other relevant factors. There can be no assurance, however, that the initial public offering price will correspond to the price at which the Common Shares will trade in the public market subsequent to the Offering or that an active trading market for the Common Stock will develop and continue after the Offering.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Shares originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Shares to be higher than it would otherwise be in the absence of such transactions.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Common Shares in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Shares are effected. Accordingly, any resale of the Common Shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Shares.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Common Shares in Canada who receives a purchase confirmation will be deemed to represent the Company and the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Shares without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the Company's directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against such Company or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Common Shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Shares acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Shares acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Common Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Shares in their particular circumstances and with respect to the eligibility of the Common Shares for investment by the purchaser under relevant Canadian legislation.

                         VALIDITY OF THE COMMON SHARES

     The validity of the Common Shares offered hereby will be passed upon for the Company by Calfee, Halter & Griswold LLP, Cleveland, Ohio. Certain partners
of Calfee, Halter & Griswold LLP own in the aggregate           Common Shares of
the Company. Certain legal matters relating to the offering will be passed upon for the Underwriters by Jones, Day, Reavis & Pogue, Cleveland, Ohio.

                                    EXPERTS

     The consolidated financial statements of Wastequip, Inc. and Subsidiaries at December 31, 1997 and 1996 and for each of the two years then ended and for the nine months ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Rayfo, Inc. as of November 30, 1997 and for the year then ended, included herein, have been audited by Lund Koehler Cox & Arkema, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Shares offered hereby. This Prospectus, which constitutes a part of that Registration Statement, does not contain all of the information set forth in the Registration statement and the exhibits and schedules thereto, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Common Shares offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement.

     After consummation of the Offering, the Company will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will be required to file proxy statements, reports and other information with the Commission. The Registration Statement (with exhibits and schedules thereto), as well as any such report, proxy statement and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 29549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains a Web site (address http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                                WASTEQUIP, INC.

                         INDEX TO FINANCIAL STATEMENTS

WASTEQUIP, INC.
Report of Independent Auditors..............................     F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997
  and March 31, 1998 (unaudited)............................     F-3
Consolidated Statement of Income for the nine months ended
  December 31, 1995 and for the years ended December 31,
  1996 and 1997 and for the three months ended March 31,
  1997 and 1998 (unaudited).................................     F-4
Consolidated Statements of Shareholders' Equity for the nine months ended December 31, 1995 and for the years ended
  December 31, 1996 and 1997 and for the three months ended
  March 31, 1998 (unaudited)................................     F-5
Consolidated Statements of Cash Flows for the nine months
  ended December 31, 1995 and for the years ended December
  31, 1996 and 1997 and for the three months ended March 31,
  1997 and 1998 (unaudited).................................     F-6
Notes to Consolidated Financial Statements..................     F-7

RAYFO, INC.
Report of Independent Public Accountants....................    F-14
Balance Sheets as of November 30, 1997 and May 31, 1998
  (unaudited)...............................................    F-15
Statements of Income for the year ended November 30, 1997
  and for the six months ended May 31, 1998 (unaudited).....    F-16
Statements of Stockholder's Equity for the year ended
  November 30, 1997 and the six months ended May 31, 1998
  (unaudited)...............................................    F-17
Statements of Cash Flows for the year ended November 30,
  1997 and for the six months ended May 31, 1998
  (unaudited)...............................................    F-18
Notes to Financial Statements...............................    F-19

                         REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
WASTEQUIP, INC. AND SUBSIDIARIES

     We have audited the accompanying consolidated balance sheets of Wastequip, Inc. and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years then ended and for the nine months ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wastequip, Inc. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the two years then ended and for the nine months ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP
Cleveland, Ohio
July 22, 1998, except as to
Note I, as to which the date
is August   , 1998

The foregoing is in the form that will be signed upon the completion of the restatement of capital accounts described in Note I to the consolidated financial statements.

                                            /s/ Ernst & Young LLP
                                             ERNST & YOUNG LLP
July 22, 1998

                        WASTEQUIP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31
                                                      --------------------------     MARCH 31,
                                                         1996           1997           1998
                                                      -----------    -----------    -----------
                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $   170,507        208,976    $   196,902
  Accounts receivable, less allowance of $319,000 in
     1996 $329,000 in 1997, and $336,000 in 1998,
     respectively...................................   10,441,876    $13,922,324     13,857,916
  Inventories.......................................   18,082,923     17,515,976     18,390,886
  Deferred income taxes.............................                   2,080,000      1,825,000
  Prepaid expenses and other current assets.........      480,686        394,617        199,213
                                                      -----------    -----------    -----------
          Total current assets......................   29,175,992     34,121,893     34,469,917
Property, plant and equipment, net..................    6,731,828      6,244,785      5,902,838
Other assets:
  Goodwill, net of accumulated amortization of
     $2,243,455, $3,210,622, $3,452,132,
     respectively...................................   36,375,492     35,371,138     35,133,211
  Deferred financing costs..........................      896,003        680,085        625,661
  Deferred income taxes.............................    1,750,000
  Other.............................................      915,687      1,099,984        298,316
                                                      -----------    -----------    -----------
                                                       39,937,182     37,151,207     36,057,188
                                                      -----------    -----------    -----------
          Total assets..............................  $75,845,002    $77,517,885    $76,429,943
                                                      ===========    ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................  $ 4,260,713    $ 6,700,115    $10,191,933
  Accrued interest..................................      974,174      1,129,066        639,348
  Accrued expenses and other liabilities............    3,585,679      4,244,334      5,849,314
  Current maturities of long-term obligations.......    3,865,156      3,930,850      4,054,368
                                                      -----------    -----------    -----------
          Total current liabilities.................   12,685,722     16,004,365     20,734,963
Other long-term liabilities.........................    3,425,533      2,716,566      2,613,207
Long term debt......................................   45,079,622     41,362,488     35,139,558
Warrants, subject to put............................    2,046,836      2,046,836      2,046,836
Shareholders' equity:
  Series A Convertible Preferred Shares, no par
     value, at stated value, 100,000 shares
     authorized, issued and outstanding; convertible
     into Class A Common Shares at $19 per share....   10,000,000     10,000,000     10,000,000
  Common Shares, $.10 per share stated value:
     Class A, 3,000,000 shares authorized and
       905,777 shares issued and outstanding........       90,578         90,578         90,578
     Class B, 160,000 shares authorized, issued and
       outstanding..................................       16,000         16,000         16,000
  Additional paid-in capital........................   13,417,729     13,417,729     13,417,729
  Retained deficit..................................  (10,546,057)    (7,644,822)    (7,147,846)
  Foreign currency translation adjustment...........     (370,961)      (491,855)      (481,082)
                                                      -----------    -----------    -----------
          Total shareholders' equity................   12,607,289     15,387,630     15,895,379
                                                      -----------    -----------    -----------
          Total liabilities and shareholders'
            equity..................................  $75,845,002    $77,517,885    $76,429,943
                                                      ===========    ===========    ===========

See notes to consolidated financial statements.

                        WASTEQUIP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                              NINE MONTHS                                   THREE MONTHS ENDED
                                 ENDED        YEAR ENDED DECEMBER 31             MARCH 31
                              DECEMBER 31,   -------------------------   -------------------------
                                  1995          1996          1997          1997          1998
                              ------------   -----------   -----------   -----------   -----------
                                                                                (UNAUDITED)
Net sales...................  $62,912,838    $82,062,788   $94,933,107   $17,617,477   $24,006,297
Cost of sales...............   48,810,503     64,216,406    74,629,320    14,021,517    18,478,056
                              -----------    -----------   -----------   -----------   -----------
Gross profit................   14,102,335     17,846,382    20,303,787     3,595,960     5,528,241
Selling, general and
  administrative expenses...    7,944,913     10,910,585    11,676,354     2,509,330     3,426,711
                              -----------    -----------   -----------   -----------   -----------
                                6,157,422      6,935,797     8,627,433     1,086,630     2,101,530
Amortization of goodwill....      419,708        882,600       967,167       242,379       241,510
                              -----------    -----------   -----------   -----------   -----------
Operating profit............    5,737,714      6,053,197     7,660,266       844,251     1,860,020
Interest expense............    3,335,513      4,675,281     4,910,200     1,127,338     1,111,164
                              -----------    -----------   -----------   -----------   -----------
Income (loss) before income
  taxes and extraordinary
  item......................    2,402,201      1,377,916     2,750,066      (283,087)      748,856
Provision for (benefit from)
  income taxes..............      191,168     (2,097,829)     (151,169)       14,374       251,880
                              -----------    -----------   -----------   -----------   -----------
Income (loss) before
  extraordinary item........    2,211,033      3,475,745     2,901,235      (297,461)      496,976
Extraordinary item -- early
  extinguishment of debt....                   2,367,973
                              -----------    -----------   -----------   -----------   -----------
Net income (loss)...........  $ 2,211,033    $ 1,107,772   $ 2,901,235   $  (297,461)  $   496,976
                              ===========    ===========   ===========   ===========   ===========
Income (loss) per share:
  Basic:
     Income (loss) before
       extraordinary item...
     Extraordinary item --
       early extinguishment
       of debt..............
                              -----------    -----------   -----------   -----------   -----------
  Basic income (loss) per
     share..................  $              $             $             $             $
                              ===========    ===========   ===========   ===========   ===========
  Diluted:
     Income (loss) before
       extraordinary item...
     Extraordinary item --
       early extinguishment
       of debt..............
                              -----------    -----------   -----------   -----------   -----------
  Diluted income (loss) per
     share..................
                              ===========    ===========   ===========   ===========   ===========

See notes to consolidated financial statements.

                        WASTEQUIP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                          COMPREHENSIVE
                                                                                            INCOME --
                            SERIES A                                                         FOREIGN
                           CONVERTIBLE   CLASS A   CLASS B   ADDITIONAL                     CURRENCY
                            PREFERRED    COMMON    COMMON      PAID-IN       RETAINED      TRANSLATION
                             SHARES      SHARES    SHARES      CAPITAL       DEFICIT       ADJUSTMENT        TOTAL
                           -----------   -------   -------   -----------   ------------   -------------   -----------
Balance (deficit) at
  March 31, 1995.........                $90,578   $16,000   $14,094,726   $(13,864,862)    $(484,076)    $  (147,634)
Net income...............                                                     2,211,033                     2,211,033
Foreign currency
  translation............                                                                      49,252          49,252
                                                                                                          -----------
Comprehensive income                                                                                        2,260,285
                           -----------   -------   -------   -----------   ------------     ---------     -----------
Balance (deficit) at
  December 31, 1995......                 90,578    16,000    14,094,726    (11,653,829)     (434,824)      2,112,651
Issuance of preferred
  shares.................  $10,000,000                          (676,997)                                   9,323,003
Net income...............                                                     1,107,772                     1,107,772
Foreign currency
  translation............                                                                      63,863          63,863
                                                                                                          -----------
Comprehensive income.....                                                                                   1,171,635
                           -----------   -------   -------   -----------   ------------     ---------     -----------
Balance (deficit) at
  December 31, 1996......  $10,000,000    90,578    16,000    13,417,729    (10,546,057)     (370,961)     12,607,289
Net income...............                                                     2,901,235                     2,901,235
Foreign currency
  translation............                                                                    (120,894)       (120,894)
                                                                                                          -----------
Comprehensive income.....                                                                                   2,780,341
                           -----------   -------   -------   -----------   ------------     ---------     -----------
Balance (deficit) at
  December 31, 1997......  $10,000,000    90,578    16,000    13,417,729     (7,644,822)     (491,855)     15,387,630
Net income (unaudited)...                                                       496,976                       496,976
Foreign currency
  translation
  (unaudited)............                                                                      10,773          10,773
                                                                                                          -----------
Comprehensive income
  (unaudited)............                                                                                     507,749
                           -----------   -------   -------   -----------   ------------     ---------     -----------
Balance (deficit) at
  March 31, 1998
  (unaudited)............  $10,000,000   $90,578   $16,000   $13,417,729   $ (7,147,846)    $(481,082)    $15,895,379
                           ===========   =======   =======   ===========   ============     =========     ===========

See notes to consolidated financial statements.

                        WASTEQUIP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                            NINE MONTHS                                    THREE MONTHS ENDED
                                               ENDED         YEAR ENDED DECEMBER 31             MARCH 31
                                            DECEMBER 31,   --------------------------   -------------------------
                                                1995           1996          1997          1997          1998
                                            ------------   ------------   -----------   -----------   -----------
                                                                                               (UNAUDITED)
OPERATING ACTIVITIES
Income (loss) before extraordinary item...  $ 2,211,033    $  3,475,745   $ 2,901,235   $  (297,461)  $   496,976
Adjustments to reconcile income (loss)
  before extraordinary item to net cash
  provided (used) by operating activities:
  Depreciation and amortization...........    1,011,709       1,845,072     2,157,928       524,214       560,052
  Deferred taxes..........................                   (2,000,000)     (330,000)                    255,000
  Changes in operating assets and
     liabilities:
     (Increase) decrease in accounts
       receivable.........................     (462,611)      1,795,438    (3,480,448)   (1,729,929)       64,408
     Decrease (increase) in inventories...    1,187,277         686,757       566,947      (577,541)     (874,910)
     (Increase) decrease in other
       assets.............................      (87,048)        136,291       117,690       (65,092)      206,081
     (Decrease) increase in operating
       liabilities........................   (3,779,429)     (1,321,235)    2,543,982     1,422,171     4,503,721
                                            -----------    ------------   -----------   -----------   -----------
Cash provided (used) by continuing
  operations..............................       80,931       4,618,068     4,477,334      (723,638)    5,211,328
Cash used by discontinued operation.......   (1,171,998)     (1,985,442)
                                            -----------    ------------   -----------   -----------   -----------
Net cash (used) provided by operating
  activities..............................   (1,091,067)      2,632,626     4,477,334      (723,638)    5,211,328
INVESTING ACTIVITIES
Acquisition of businesses.................                  (15,279,078)
Expenditures for property, plant and
  equipment, net..........................     (891,020)     (1,817,236)     (611,528)      (80,352)       49,217
Proceeds from the sale of assets..........                                                                845,415
Other, net................................      354,032         (58,252)     (175,897)      (90,314)      (18,622)
                                            -----------    ------------   -----------   -----------   -----------
Net cash (used) provided by investing
  activities..............................     (536,988)    (17,154,566)     (787,425)     (170,666)      876,010
FINANCING ACTIVITIES
Proceeds from debt........................                   27,000,000
Net borrowings from (payments on)
  revolving credit facility...............     (751,719)     (2,325,809)      (20,568)    2,194,204    (3,739,304)
Repayment of notes payable and
  debentures..............................    2,773,390     (18,970,573)   (3,630,872)     (922,256)   (2,360,108)
Proceeds from issuance of stock...........                    9,323,003
Financing costs...........................                     (893,651)
                                            -----------    ------------   -----------   -----------   -----------
Net cash provided (used) by financing
  activities..............................    2,021,671      14,132,970    (3,651,440)    1,271,948    (6,099,412)
                                            -----------    ------------   -----------   -----------   -----------
Increase (decrease) in cash...............      393,616        (388,970)       38,469       377,644       (12,074)
Balance at the beginning of year..........      165,861         559,477       170,507       170,507       208,976
                                            -----------    ------------   -----------   -----------   -----------
Cash and cash equivalents at end of
  year....................................  $   559,477    $    170,507   $   208,976   $   548,151   $   196,902
                                            ===========    ============   ===========   ===========   ===========

See notes to consolidated financial statements.

                        WASTEQUIP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED DECEMBER 31, 1997 AND 1996 AND
                      NINE MONTHS ENDED DECEMBER 31, 1995

A. BASIS OF PRESENTATION

     Wastequip, Inc. (the "Company") operates companies that manufacture equipment used in the collection, processing, and disposal of waste. The Company's accounts receivable are from corporations in these industries and from municipalities.

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Cusco; Wastequip Manufacturing Company and its divisions: Industrial, Accurate, May Fab, Teem, LM and May Manufacturing; and WQD, Inc. (Dempster), which was sold in 1995. All material intercompany transactions have been eliminated.

     The Company acquired the operating assets and assumed certain liabilities of TEEM Enterprises ("TEEM") in Sioux Falls, South Dakota and LM Industries ("LM") in Greenville, South Carolina on February 15, 1996 and acquired the stock of May Manufacturing & Distributing ("May Manufacturing") of Denver, Colorado on July 31, 1996. The Company has accounted for these acquisitions as purchases and, accordingly, the results of operations prior to the acquisition dates are not reflected in the Company's consolidated statements of income. The purchase price paid for the acquisitions has been allocated to the net assets acquired based upon fair value and the remainder, if any, allocated to goodwill.

     The purchase price for May Manufacturing consisted of $1.5 million in cash and $1.75 million of notes. The net cash purchase price for TEEM and LM of $13.8 million was funded with the credit facilities described in Note C and the issuance of $10 million of Series A Convertible Preferred Shares. In addition to the cash paid at closing, a convertible note of $1.6 million was issued to the seller of TEEM.

     The accompanying unaudited consolidated financial statements at March 31, 1998 and for the three months ended March 31, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

B. SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

     The Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost has been determined under the first-in, first-out method. Inventories are summarized as follows:

                                                           DECEMBER 31
                                                    --------------------------
                                                       1996           1997
                                                    -----------    -----------
Finished goods....................................  $ 8,512,469    $ 9,720,546
Work-in-process...................................    1,617,492      1,253,611
Raw materials and supplies........................    7,952,962      6,541,819
                                                    -----------    -----------
                                                    $18,082,923    $17,515,976
                                                    ===========    ===========

PROPERTY, PLANT AND EQUIPMENT

     Expenditures for property, plant and equipment are capitalized at cost, while expenditures for maintenance and repairs are expensed as incurred.

                        WASTEQUIP, INC. AND SUBSIDIARIES

     Property, plant and equipment is summarized as follows:

                                                            DECEMBER 31
                                                     -------------------------
                                                        1996           1997
                                                     -----------    ----------
Land and improvements..............................  $   171,242    $  171,242
Buildings and improvements.........................    1,886,341     2,032,339
Machinery and equipment............................    7,771,873     8,237,403
                                                     -----------    ----------
                                                       9,829,456    10,440,984
Less accumulated depreciation......................    3,097,628     4,196,199
                                                     -----------    ----------
                                                     $ 6,731,828    $6,244,785
                                                     ===========    ==========

     Depreciation is determined by the straight-line method for financial reporting purposes based on the estimated useful lives of the assets, which are not more than 25 years for buildings and improvements and range from 3 to 10 years for machinery and equipment. Depreciation expense was $592,001 in the nine months ended December 31, 1995, $962,472 in 1996, and $1,190,761 in 1997.

INCOME TAXES

     Deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities as measured by applying the enacted statutory tax rates which will be in effect when these differences reverse.

GOODWILL

     Goodwill is being amortized by the straight-line method over 40 years.

IMPAIRMENT OF LONG-TERM ASSETS

     It is the Company's policy to review goodwill and other long-term assets at each balance sheet date for possible impairment, based on such factors as the occurrence of a significant adverse event, a change in the environment in which the business operates or if the expected undiscounted cash flows would become less than the carrying amount of the related assets. Based on its most recent analysis, the Company believes that no impairment of goodwill and other long-term assets exists at December 31, 1997.

REVENUE RECOGNITION

     The Company recognizes revenue in accordance with the shipping terms of its sales contracts.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Company to concentration of credit risk consist primarily of trade receivables. During the nine months ended December 31, 1995 and the years ended December 31, 1996 and 1997 sales to three major customers accounted for approximately 26.7%, 21.9% and 26.8% of the Company's consolidated net sales, respectively. The Company maintains an allowance for credit losses based on the expected collectibility of accounts receivable. Credit losses have been within management's expectations.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. This Statement establishes standards for reporting financial and descriptive information about operating segments. Under SFAS No. 131, information pertaining to the

                        WASTEQUIP, INC. AND SUBSIDIARIES

Company's operating segments will be reported on the basis that is used internally for evaluating segment performance and making resource allocation determinations. Management is currently studying the potential effects of this Statement, which is effective for all fiscal years beginning after December 15, 1997.

C. LONG-TERM DEBT

     Long-term obligations consist of the following:

                                                             DECEMBER 31
                                                      --------------------------     MARCH 31,
                                                         1996           1997           1998
                                                      -----------    -----------    -----------
                                                                                    (UNAUDITED)
Senior credit facility:
  Revolving credit facility, interest at LIBOR plus
     3.25% at December 31, 1996 and 1997 and LIBOR
     plus 3.0 at March 31, 1998.....................  $13,391,498    $13,370,930    $ 9,631,626
  Notes payable, interest at LIBOR plus 3.25% or
     3.75% at December 31, 1996 and 1997 and LIBOR
     plus 3.00% or 3.50% at March 31, 1998 payable
     in quarterly installments of $925,000 through
     December 1, 2000, and the remainder on March 1,
     2001...........................................   26,075,000     22,375,000     21,450,000
Notes payable to sellers:
  Convertible zero coupon note, face value
     $3,200,000 effective interest rate at 8%,
     payable at the earlier of the occurrence of
     specific events or May 2001....................    2,250,134      2,436,894      2,485,958
  Interest at 9%, payable at the earlier of the
     occurrence of specific events or May 2001......    2,150,000      2,150,000      2,150,000
  Convertible note, interest at 8%, payable in ten
     semi-annual installments commencing July
     1998...........................................    1,644,033      1,644,033      1,644,033
  Convertible note, interest at 7%, payable in four
     annual installments beginning July 2000........    1,250,000      1,250,000      1,250,000
  Interest at 9%, payable in four annual
     installments beginning July 2000...............      500,000        500,000        500,000
Subordinated debt:
  Senior subordinated debt, interest ranging from
     13% to 14.74%..................................    1,400,000      1,400,000
  Junior subordinated debt, interest at 10%.........       75,000         37,500
Other...............................................      209,113        128,981         82,309
                                                      -----------    -----------    -----------
                                                       48,944,778     45,293,338     39,193,926
Less current portion................................    3,865,156      3,930,850      4,054,368
                                                      -----------    -----------    -----------
                                                      $45,079,622    $41,362,488    $35,139,558
                                                      ===========    ===========    ===========

     To provide a portion of the financing for the acquisitions of TEEM and LM in February 1996 and to refinance existing credit facilities, the Company entered into a $47.0 million senior credit facility comprised of a $20.0 million revolving credit facility and a $27.0 million term facility. The revolving credit facility expires in 2001.

     The senior credit facility contains various covenants which restrict capital expenditures, limit borrowings and acquisitions, prohibit payment of dividends and require the Company to maintain certain financial ratios, including levels of shareholders' equity. The amount available under the revolving credit facility is based on a percent of eligible accounts receivable and inventories. The Company had $6,391,000 of available borrowings under the revolving credit facility at December 31, 1997. All tangible assets are pledged as collateral under the senior credit facility. The notes payable to sellers are subordinated to the senior credit facility.

                        WASTEQUIP, INC. AND SUBSIDIARIES

     The scheduled maturities of long-term debt outstanding at December 31, 1997, are summarized as follows:

1998............................................  $ 3,930,850
1999............................................    4,028,807
2000............................................    4,466,307
2001............................................   29,999,131
2002............................................      766,306
Thereafter......................................    2,101,937

     The Company paid interest of $4,350,279, $3,943,953 and $2,914,203 in 1997,
1996 and in the nine months ended December 31, 1995, respectively.

     In 1996, in connection with obtaining the senior credit facility and paying off $8.6 million of the senior subordinated debt, a charge of $2,367,973 for the early extinguishment of debt was recorded. This charge was comprised of unamortized deferred financing costs of approximately $634,000 related to the old credit facility, cash prepayment costs of $172,000 and the remaining unamortized discount on the senior subordinated loans of $1,561,973. In addition, the amount representing imputed interest on the value of the warrants included in interest expense for the year ended December 31, 1996 was $371,000

     The Company manages its exposure to interest rate fluctuations by entering into interest rate cap or swap agreements with major financial institutions. At December 31, 1997 and 1996, the notional amounts under interest rate swap agreement were $8,500,000 and interest rate cap agreements were $10,000,000. The swap agreements, which expire on February 27, 1999, require the Company to pay fixed interest and receive variable interest. Under the cap agreements, which expired May 6, 1998, the Company received payments when 3 month LIBOR interest rates exceeded 7%. The cost of the agreements is being amortized and included in interest expense over the life of the agreements. The Company is exposed to credit losses in the event of counterparty nonperformance, but does not anticipate any such losses.

     In connection with the purchase of May Fab in 1994 the Company issued to the seller warrants to purchase 160,000 shares of Wastequip, Inc., Class A Common Shares at $35 per share. The seller has the right, upon exercise of the warrant, to pay the exercise price in either cash or through a combination cash and conversion of the $3.2 million convertible note (See footnote C) equal to up to four-sevenths of the applicable exercise price.

     The senior subordinated debt included detachable warrants. At December 31, 1997 the warrants provide the holders the option to purchase 152,462 Class A Common Shares at a per share exercise price of $.005. The warrants are exercisable through 2005. The Company has the option to repurchase the warrants and the warrant holders have the right to put the warrants to the Company for cash, at prices as defined in the warrant agreement (approximately $1.2 million at December 31, 1997). The warrant holders' put option is suspended for 270 days upon the notification of a plan to complete an initial public offering. The senior subordinated debt was paid in full as of March 31, 1998.

     Deferred financing costs are amortized over the term of the related debt by the straight-line method. Amortization of deferred financing costs, which is included in interest expense, was $217,861 in 1997, $205,857 in 1996, and $142,722 in the nine months ended December 31, 1995.

     The carrying value of the Company's financial instruments approximates fair value.

D. SHAREHOLDERS' EQUITY

     During 1995, the Company completed a private placement of $10 million Series A Convertible Preferred Shares. The Preferred Shares are convertible into 526,316 Class A Common Shares. The proceeds were used to partially finance acquisitions. Each of the Class B Common Shares are convertible into one Class A Common Share upon the occurrence of certain events. 160,000 Class A Common Shares are reserved for future issuance if

                        WASTEQUIP, INC. AND SUBSIDIARIES
such conversion occurs. The Preferred Shares and the Class B Common Shares convert to Class A Common Shares automatically upon an initial public offering of the Company's Common Shares.

E. STOCK OPTION PLANS

     The Key Employees Stock Option Plan provides for the granting to officers and other key employees options to purchase Common Shares of the Company at a price not less than the market value of such shares at the date of the grant. Options are exercisable over a three to five year period and expire ten years from the date of grant. There were 32,050 options available for grant as of December 31, 1997.

     The Outside Director Stock Option Plan provides grants to purchase Common Shares of the Company at a price not less than the market value of such stock at the date of the grant. Options are exercisable over a five year period and expire ten years from the date of grant. All options granted under this plan are exercisable at December 31, 1997. There are no options available for grant under this plan. The following summarizes option activity for all plans:

                                                                                        WEIGHTED-
                                                                                         AVERAGE
                                                     OUTSTANDING     PRICE RANGE     EXERCISE PRICES
                                                     -----------    -------------    ---------------
Balance at April 1, 1995...........................    176,250      $12.50-15.00         $14.21
  Options granted..................................      5,000      $15.00                15.00
  Options forfeited................................     (2,250)     $15.00                15.00
                                                       -------
Balance at December 31, 1995.......................    179,000      $12.50-$15.00         14.26
  Options granted..................................        950      $21.25                21.25
  Options forfeited................................       (400)     $15.00                15.00
                                                       -------
Balance at December 31, 1996.......................    179,550      $12.50-$21.25         14.26
  Options granted..................................          0
  Options forfeited................................     (1,600)     $15.00                15.00
                                                       -------
Balance at December 31, 1997.......................    177,950      $12.50-$21.25         14.29
Exercisable at December 31, 1997...................    144,509      $12.50-$21.25         14.10
                                                       =======

     Effective April 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which allows the Company to continue to measure compensation costs for employee stock compensation plans in accordance with Accounting Principles Board Statement No. 25 ("APB No. 25") or to adopt the fair value method of accounting prescribed by Statement No. 123. The Company has elected to continue to account for stock options under APB No. 25. The pro forma impact on net income using the fair value method of accounting for stock option grants is not material. The fair value method of accounting for stock option grants may have a material impact on pro forma net income in future years.

                        WASTEQUIP, INC. AND SUBSIDIARIES

F. INCOME TAXES

     Income tax (benefit) expense has been provided as follows:

                                                        NINE MONTHS
                                                           ENDED         YEAR ENDED DECEMBER 31
                                                        DECEMBER 31,    ------------------------
                                                            1995           1996          1997
                                                        ------------    -----------    ---------
Current:
  Federal.............................................                                 $  75,000
  State and other.....................................    $191,168      $   (97,829)     103,831
                                                          --------      -----------    ---------
                                                           191,168          (97,829)     178,831
Deferred federal......................................                   (2,000,000)    (330,000)
                                                          --------      -----------    ---------
                                                          $191,168      $(2,097,829)   $(151,169)
                                                          ========      ===========    =========

     A reconciliation of the Company's reported income tax expense (benefit) to the amount computed by multiplying income before income taxes by the effective federal income tax rate is as follows:

                                                        NINE MONTHS
                                                           ENDED         YEAR ENDED DECEMBER 31
                                                        DECEMBER 31,    ------------------------
                                                            1995           1996          1997
                                                        ------------    -----------    ---------
Statutory amount......................................    $816,748      $   468,491    $ 935,022
Benefit from carryforward of net operating losses.....    (816,748)        (468,491)    (935,022)
State and other income taxes..........................     191,168          (97,829)     178,831
Reduction in valuation allowance for deferred tax
  assets..............................................                   (2,000,000)    (330,000)
                                                          --------      -----------    ---------
Income tax expense (benefit)..........................    $191,168      $(2,097,829)   $(151,169)
                                                          ========      ===========    =========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities as of December 31 are as follows:

                                                                 1996           1997
                                                              -----------    ----------
Deferred tax assets:
  Reserve against accounts receivable.......................  $   108,000    $  119,000
  Reserve for warranties....................................       98,000       140,000
  Compensation related accruals.............................      560,000       586,000
  Net operating loss carryforwards..........................    4,427,000     3,492,000
                                                              -----------    ----------
          Total deferred tax assets.........................    5,193,000     4,337,000
Valuation allowance for deferred tax assets.................   (1,800,000)
                                                              -----------    ----------
Net deferred tax assets.....................................    3,393,000     4,337,000
Deferred tax liabilities:
  Tax over book depreciation and amortization...............    1,433,000     1,900,000
  Other.....................................................      210,000       357,000
                                                              -----------    ----------
          Total deferred tax liabilities....................    1,643,000     2,257,000
                                                              -----------    ----------
Net deferred tax assets.....................................  $ 1,750,000    $2,080,000
                                                              ===========    ==========

                        WASTEQUIP, INC. AND SUBSIDIARIES

     The net operating loss carryforwards included in the total deferred tax assets described above expire from 2004 to 2012. The Company paid income taxes of $143,246, $93,630 and $170,736 during the nine months ended December 31, 1995, and years ended December 31, 1996 and 1997, respectively.

     During 1996 and 1997, the Company reversed the remaining valuation allowance for deferred tax assets due to the reduction in net operating losses as a result of taxable income generated in 1996 and 1997. Management believes realization of deferred tax assets to be more likely than not as a result of the existence of the taxable temporary differences, taxable income generated in the current year and anticipated taxable income in future years, and income from continuing operations before extraordinary items in each of the past three years.

G. COMMITMENTS AND CONTINGENCIES

     The Company has commitments under operating leases for buildings and equipment. Rent expense for operating leases was $1,559,250, $2,502,629 and $2,827,123 for the nine months ended December 31, 1995, and years ended December 31, 1996 and 1997, respectively. Of this amount, $1,126,779, $1,836,707 and
$1,793,816 were paid to related parties for 1995, 1996 and 1997, respectively. Future minimum lease payments under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 1997 are payable as follows:

Fiscal Year:
  1998.........................................    $2,659,620
  1999.........................................     2,399,777
  2000.........................................     2,104,478
  2001.........................................       367,779
  2002.........................................       299,450
  Thereafter...................................        86,065
                                                   ----------
                                                   $7,917,169
                                                   ==========

     Substantially all of these leases are with related parties, and in management's opinion, the lease payments are at fair market value.

     The Company has a $460,000 letter of credit related to workers' compensation which expires in May 1999.

     The Company is subject to various legal proceedings which arise in the ordinary course of business. Management believes the ultimate resolution of these proceedings will not have a material impact on the financial condition or results of operations of the Company.

H. RETIREMENT PLAN

     The Company has a defined contribution plan that covers substantially all domestic employees. Employee contributions are matched by the Company based on plan provisions. Contributions to the plan were $105,803 in the nine months ended December 31, 1995 and $191,720 and $229,028 in the years ended December 31, 1996 and 1997, respectively.

I. SUBSEQUENT EVENTS -- INITIAL PUBLIC OFFERING

     On July 23, 1998, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting
the Company to sell up to an aggregate of             Common Shares (not
including the Underwriters' over-allotment option) to the public. Prior to the consummation of the initial public offering, the Company will increase the number of authorized Common Shares and complete a -for-1 stock split. The earnings per share amounts reflect the shares split.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Rayfo, Inc.:

     We have audited the accompanying balance sheet of Rayfo, Inc. as of November 30, 1997 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rayfo, Inc. as of November 30, 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                              /s/ Lund Koehler Cox & Arkema, LLP

Minneapolis, Minnesota
February 13, 1998

                                  RAYFO, INC.

                                 BALANCE SHEETS

                                                              NOVEMBER 30,      MAY 31,
                                                                  1997           1998
                                                              ------------    -----------
                                                                              (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash......................................................  $    504,118    $   37,136
  Accounts receivable, net..................................     1,870,659     2,074,143
  Inventories...............................................     2,045,349     2,374,178
  Current portion of net investment in sales-type leases....        52,198        46,435
  Due from related companies................................        29,243       966,662
  Prepaid expenses..........................................             0         1,793
                                                              ------------    ----------
          Total current assets..............................     4,501,567     5,500,347
                                                              ------------    ----------
PROPERTY AND EQUIPMENT, NET.................................       754,835       780,769
                                                              ------------    ----------
OTHER ASSETS:
  Net investment in sales-type leases, net of current
     portion................................................        96,664        71,242
  Deposits..................................................        41,201        40,716
  Cash surrender value -- life insurance....................        27,093        27,093
                                                              ------------    ----------
          Total other assets................................       164,958       139,051
                                                              ------------    ----------
                                                              $  5,421,360    $6,420,167
                                                              ============    ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $     97,383    $  842,173
  Accounts payable..........................................       235,247       316,785
  Accrued payroll and employee benefits.....................       296,002       310,802
  Accrued profit sharing....................................       180,000       270,000
  Accrued sales tax.........................................        63,463        66,894
  Accrued expenses..........................................        18,222        38,634
                                                              ------------    ----------
          Total current liabilities.........................       890,317     1,845,288
LONG-TERM DEBT, NET OF CURRENT PORTION......................       882,271       830,085
                                                              ------------    ----------
          Total liabilities.................................     1,772,588     2,675,373
                                                              ------------    ----------
STOCKHOLDER'S EQUITY:
  Common stock, no par value, 2,500 shares authorized, 1,024
     shares issued and outstanding..........................        14,400        14,400
  Retained earnings.........................................     3,634,372     3,730,394
                                                              ------------    ----------
          Total stockholder's equity........................     3,648,772     3,744,794
                                                              ------------    ----------
                                                              $  5,421,360    $6,420,167
                                                              ============    ==========

                See accompanying notes to financial statements.

                                  RAYFO, INC.

                            STATEMENTS OF OPERATIONS

                                                               YEAR ENDED      SIX MONTHS
                                                              NOVEMBER 30,    ENDED MAY 31,
                                                                  1997            1998
                                                              ------------    -------------
                                                                               (UNAUDITED)
SALES, NET..................................................  $12,312,273      $6,874,278
COST OF SALES...............................................    9,570,931       5,369,770
                                                              -----------      ----------
GROSS PROFIT................................................    2,741,342       1,504,508
                                                              -----------      ----------
OPERATING EXPENSES:
  Selling...................................................      920,953         493,929
  General and administrative................................      884,977         425,390
                                                              -----------      ----------
          Total operating expenses..........................    1,805,930         919,319
                                                              -----------      ----------
INCOME FROM OPERATIONS......................................      935,412         585,189
                                                              -----------      ----------
OTHER INCOME (EXPENSE):
  Interest expense..........................................     (116,413)        (51,447)
  Interest income...........................................       24,625           8,442
  Service charge income.....................................       80,432         116,806
  Rental income.............................................       11,426          10,182
                                                              -----------      ----------
          Total other income (expense)......................           70          83,983
                                                              -----------      ----------
NET INCOME..................................................  $   935,482      $  669,172
                                                              ===========      ==========

                See accompanying notes to financial statements.

                                  RAYFO, INC.
                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                     COMMON STOCK
                                                   -----------------     RETAINED
                                                   SHARES    AMOUNT      EARNINGS       TOTAL
                                                   ------    -------    ----------    ----------
BALANCE -- NOVEMBER 30, 1996.....................  1,024     $14,400    $2,759,313    $2,773,713
  Distributions to stockholder...................     --          --       (60,423)      (60,423)
  Net income.....................................     --          --       935,482       935,482
                                                   -----     -------    ----------    ----------
BALANCE -- NOVEMBER 30, 1997.....................  1,024      14,400     3,634,372     3,648,772
  Distributions to stockholder (unaudited).......     --          --      (573,150)     (573,150)
  Net income (unaudited).........................     --          --       669,172       669,172
                                                   -----     -------    ----------    ----------
BALANCE -- MAY 31, 1998 (UNAUDITED)..............  1,024     $14,400    $3,730,394    $3,744,794
                                                   =====     =======    ==========    ==========

                See accompanying notes to financial statements.

                                  RAYFO, INC.
                            STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED       SIX MONTHS
                                                              NOVEMBER 30,     ENDED MAY 31,
                                                                  1997             1998
                                                              -------------    -------------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................    $ 935,482        $ 669,172
  Adjustments to reconcile net income to cash flows from
     operating activities:
       Depreciation and amortization........................      103,053           51,886
     Changes in operating assets and liabilities:
       Accounts receivable, net.............................     (590,768)        (203,484)
       Inventories..........................................      423,013         (328,829)
       Prepaid expenses.....................................        4,414           (1,793)
       Deposits.............................................       20,309              485
       Cash surrender value -- life insurance...............       (2,293)               0
       Accounts payable.....................................      (26,074)          81,538
       Accrued payroll and employee benefits................       47,604           14,800
       Accrued profit sharing...............................            0           90,000
       Accrued sales tax....................................       34,976            3,431
       Accrued expenses.....................................      (41,093)          20,412
       Due to (from) related companies......................      (52,776)        (937,419)
                                                                ---------        ---------
          Cash flows from operating activities..............      855,847         (539,801)
                                                                ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments received on net investment in sales-type
     leases.................................................      130,177           31,185
  Purchases of property and equipment.......................     (109,549)         (77,820)
                                                                ---------        ---------
          Cash flows from investing activities..............       20,628          (46,635)
                                                                ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt..............................            0          740,355
  Payments on long-term debt................................     (589,474)         (47,751)
  Distributions to stockholder..............................      (60,423)        (573,150)
                                                                ---------        ---------
          Cash flows from financing activities..............     (649,897)         119,454
                                                                ---------        ---------
INCREASE (DECREASE) IN CASH.................................      226,578         (466,982)
CASH, BEGINNING.............................................      277,540          504,118
                                                                ---------        ---------
CASH, ENDING................................................    $ 504,118        $  37,136
                                                                =========        =========
SUPPLEMENTAL CASH FLOWS INFORMATION:
  Cash paid for interest....................................    $ 116,413        $  51,447
NONCASH INVESTING ACTIVITY:
  Inventories sold under sales-type leases..................    $  56,097        $       0

                See accompanying notes to financial statements.

                                  RAYFO, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               NOVEMBER 30, 1997
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIOD)

(1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF BUSINESS -- Rayfo, Inc. (the Company) was incorporated in Minnesota on December 1, 1969. The Company manufactures waste containers and compacting equipment used by the waste and recycling industries at plants in Minnesota, Wisconsin, and Illinois. The Company has sales throughout the United States, primarily in the Midwest.

     INTERIM FINANCIAL DATA -- The unaudited balance sheet as of May 31, 1998 and the related statements of operations, cash flows and stockholder's equity for the six months ended May 31, 1998 have been prepared in accordance with the accounting policies in effect as of November 30, 1997 and for the year ended November 30, 1997. In the opinion of management such interim financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the Company's financial position and results of operations and cash flows. The results of operations for the six months ended May 31, 1998 are not necessarily indicative of the results that may be expected for the full year.

     ACCOUNTS RECEIVABLE -- Accounts receivable have been reduced by an allowance for uncollectible accounts of $60,000 at November 30, 1997 and May 31, 1998. The Company believes all accounts receivable in excess of the allowance are fully collectible. If accounts receivable in excess of the provided allowance are determined uncollectible, they are charged to expense in the year that determination is made.

     INVENTORIES -- Inventories consist primarily of waste containers, compacting equipment and related raw materials and parts and are valued at the lower of cost (first-in, first-out), or market.

     DEPRECIATION -- Property and equipment are recorded at cost and are being depreciated using the straight-line method over their estimated useful lives of five to thirty-nine years.

     INCOME TAXES -- The Company, with the consent of its sole stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholder of an S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes has been included in these financial statements.

     MANAGEMENT'S USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) INVENTORIES

     Inventories consisted of the following at:

                                                              NOVEMBER 30,     MAY 31,
                                                                  1997           1998
                                                              ------------    ----------
Raw materials...............................................   $1,202,351     $1,294,078
Work in progress............................................      361,634        361,634
Finished goods..............................................      481,364        718,466
                                                               ----------     ----------
          Total.............................................   $2,045,349     $2,374,178
                                                               ==========     ==========

                                  RAYFO, INC.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consisted of the following at:

                                                              NOVEMBER 30,      MAY 31,
                                                                  1997           1998
                                                              ------------    -----------
Land........................................................  $      8,190    $     8,190
Buildings and improvements..................................       725,101        725,101
Machinery, equipment and furniture..........................     1,199,189      1,277,009
Less: accumulated depreciation..............................    (1,177,645)    (1,229,531)
                                                              ------------    -----------
          Total property and equipment, net.................  $    754,835    $   780,769
                                                              ============    ===========

(4) NET INVESTMENT IN SALES-TYPE LEASES

     The Company has entered into sales-type leases with various customers. These leases range from 36 to 60 months, bear interest at 13.0% to 19.4%, and are secured by the products purchased.

                                                              NOVEMBER 30,     MAY 31,
                                                                  1997          1998
                                                              ------------    ---------
Total minimum lease payments to be received.................   $ 183,989      $ 143,421
Less: unearned income.......................................     (35,127)       (25,744)
                                                               ---------      ---------
Net investment in sales-type leases.........................     148,862        117,677
Less: current portion.......................................     (52,198)       (46,435)
                                                               ---------      ---------
Net investments in sales-type leases, net of current
  portion...................................................   $  96,664      $  71,242
                                                               =========      =========

(5) SELF-FUNDED EMPLOYEE HEALTH INSURANCE

     The Company has a self-insured employee health insurance program. The Company's liability is based on incurred claims paid on behalf of participants up to individual and aggregate stop loss limits. The individual stop loss limit is $12,500 per participant per plan year and the aggregate stop loss limit varies based on the number of participants.

(6) PROFIT SHARING PLAN

     The Company has a profit sharing plan for the benefit of its employees who qualify for participation. Contributions to the plan are determined annually by the Board of Directors. The Company contributed $180,000 for the year ended November 30, 1997. A contribution of $90,000 has been accrued for the six months ended May 31, 1998.

                                  RAYFO, INC.

(7) LONG-TERM DEBT

     Long-term debt consisted of the following at:

                                                              NOVEMBER 30,     MAY 31,
                                                                  1997           1998
                                                              ------------    ----------
Notes payable -- First American Bank Metro --
Monthly installments of $6,309 including interest at 9.29%,
  due October 2001, secured by substantially all of the
  Company's assets..........................................    $246,704      $  219,865
Monthly installments of $3,465 including interest at .5%
  over prime (9% at November 30, 1997), due October 2004,
  secured by real estate and personally guaranteed by the
  Company's sole stockholder................................     205,009         193,161
$1,250,000 revolving credit promissory note that bears
  interest at .50% over the bank's reference rate (9% at
  November 30, 1997), .25% over the bank's reference rate
  subsequent to April 30, 1998. The note expires April 30,
  1999 and is secured by all of the Company's assets and
  personally guaranteed by the Company's sole stockholder.
  The note is subject to various financial covenants........           0         740,355
Note payable -- individual --
Monthly installments of $4,777 including interest at 1% less than First American Bank Metro's prime lending rate (7.5%
  at November 30, 1997), due March 2015, unsecured and
  subordinated to bank debt.................................     527,941         518,877
                                                                --------      ----------
Total long-term debt........................................     979,654       1,672,258
Less: current portion.......................................     (97,383)       (842,173)
                                                                --------      ----------
Long-term debt, net.........................................    $882,271      $  830,085
                                                                ========      ==========

     Future maturities of long-term debt outstanding at November 30, 1997 are as follows for the years ending November 30:

1998........................................................    $ 97,383
1999........................................................     106,507
2000........................................................     116,416
2001........................................................     120,371
2002........................................................      59,587
Thereafter..................................................     479,390
                                                                --------
          Total.............................................    $979,654
                                                                ========

     During 1998, the Company entered into a term note with First American Bank Metro for $750,000. The note bears interest at 8.75%, matures July 16, 1998 and is secured by all of the Company's assets and personally guaranteed by the Company's sole stockholder. There have been no advances to date.

     The Company is also a co-maker on a $600,000 revolving credit promissory note and a $748,814 term note of Rayfo Environmental Products, Inc., a company wholly-owned by the Company's sole stockholder. Outstanding balances on the revolving credit note were $500,000 and $200,000 at November 30, 1997 and May 31, 1998. Outstanding balances on the term note were $683,384 and $624,090 at November 30, 1997 and May 31, 1998 and are reflected on the balance sheet of Rayfo Environmental Products, Inc.

                                  RAYFO, INC.

(8) RELATED PARTY TRANSACTION

     The Company had advanced $42,000 through November 30, 1997 and $947,000 through May 31, 1998 to Rayfo Properties, LLC, a company majority-owned by the Company's sole stockholder. Subsequent to May 31, 1998, the Company advanced an additional $208,500 to Rayfo Properties, LLC.

(9) COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES -- The Company leases space for two of its manufacturing facilities under leases expiring in June 1998 and January 2001. The leases require base rent of $42,120 and $36,666 per year. One of the leases requires the Company to pay its pro rata share of real estate taxes and operating expenses.

     Total rent expense was $97,907 for the year ended November 30, 1997 and $50,298 for the six months ended May 31, 1998.

     Future minimum rental payments are as follows for the years ending November 30:

1998........................................................    $ 61,236
1999........................................................      36,666
2000........................................................      36,666
2001........................................................       6,111
                                                                --------
          Total.............................................    $140,679
                                                                ========

     The Company will be moving its Minnesota operations to a new facility during 1998. This facility will be owned and rented from Rayfo Properties, LLC (see Note 8). Base rent has not yet been determined.

     CONCENTRATION OF CREDIT RISK -- The Company maintains its cash balances primarily in one financial institution. The balances, at times, may exceed federally insured limits.

     CO-SIGNOR ON LOAN -- During 1997, the Company co-signed an installment loan for approximately $100,000 for a customer in connection with a sale. The customer is current on this loan.

(10) SUBSEQUENT EVENT -- PENDING SALE OF BUSINESS (UNAUDITED)

     During June 1998, the Company entered into a letter of intent to sell substantially all its assets to Wastequip, Inc. Although subject to the satisfaction of a number of contingencies, the sale is expected to be completed in July 1998.

                   [Graphic showing map of the United States
                            and Company locations.]

------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS, OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   13
Dividend Policy.......................   13
Capitalization........................   14
Dilution..............................   15
Selected Consolidated Financial
  Data................................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   29
Management............................   41
Certain Transactions..................   49
Security Ownership of Management and
  Principal and Selling
  Shareholders........................   51
Description of Capital Stock..........   54
Shares Eligible for Future Sale.......   57
Underwriting..........................   59
Notice to Canadian Residents..........   61
Validity of the Common Shares.........   62
Experts...............................   62
Additional Information................   62
Index to Consolidated Financial
  Statements..........................  F-1

                               ------------------

  UNTIL                , 1998, (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING)
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
                          ------------------------------------------------------

                              WASTEQUIP, INC. LOGO
                                 Common Shares
                              (without par value)

                                   PROSPECTUS
                           CREDIT SUISSE FIRST BOSTON
                            EVEREN SECURITIES, INC.
                               MCDONALD & COMPANY
                                SECURITIES, INC.

                          ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated expenses to be incurred by the Company in connection with the distribution of the Common Shares being registered hereby. Except for the Securities and Exchange Commission Registration Fee, the National Association of Securities Dealers, Inc., Filing Fee and the Nasdaq National Market Listing Fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee.........    $   --
National Association of Securities Dealers, Inc. Filing
  Fee.......................................................        *
Nasdaq National Market Listing Fee..........................        *
Printing Costs..............................................        *
Accounting Fees and Expenses................................        *
Legal Fees and Expenses (not including Blue Sky)............        *
Blue Sky Fees and Expenses..................................        *
Transfer Agent and Registrar Fees...........................        *
Directors' and Officers' Liability Insurance................        *
Miscellaneous...............................................        *
                                                                ----------
          Total.............................................    $   *
                                                                ==========

---------
*To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 1701.13 of the Ohio Revised Code of the State of Ohio sets forth the conditions and limitations governing the indemnification of officers, directors and other persons. Section 1701.13 provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation in a similar capacity with another corporation or other entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection therewith if he acted in good faith and in a manner that he reasonably believed to be in the best interests of the corporation and, with respect to a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. With respect to a suit by or in the right of the corporation, indemnity may be provided to the foregoing persons under Section 1701.13 on a basis similar to that set forth above, except that no indemnity may be provided in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and to the extent that the Court of Common Pleas or the court in which such action, suit or proceeding was brought determines that despite the adjudication of liability but in view of all the circumstances of the case such person is entitled to indemnity for such expenses as the court deems proper. Moreover, Section 1701.13 provides for mandatory indemnification of a director, officer, employee or agent of the corporation to the extent that such person has been successful in defense of any such action, suit or proceeding and provides that a corporation shall pay the expenses of an officer or director in defending an action, suit or proceeding upon receipt of an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified. Section 1701.13 establishes provisions for determining whether a given person is entitled to indemnification, and also provides that the indemnification provided by or granted under Section 1701.13 is not exclusive of any rights to indemnity or advancement of expenses to which such person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     Under certain circumstances provided in Article V of the Registrant's Code of Regulations, as amended, and subject to Section 1701.13 of the Ohio Revised Code (which sets forth the conditions and limitations governing the indemnification of officers, directors and other persons), the Registrant will indemnify any Director or officer or any former Director or officer of the Registrant against expenses, including attorney's fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him by reason of the fact that he is or was such Director or officer in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. A copy of Article V of the Registrant's Code of Regulations, as amended, is included herein in Exhibit 3.2.

     The Registrant has entered into indemnity agreements (the "Indemnity Agreements") with the current Directors and executive officers of the Registrant and expects to enter into similar agreements with any Director or executive officer elected or appointed in the future at the time of their election or appointment. Pursuant to the Indemnity Agreements, the Registrant will indemnify a Director or executive officer of the Registrant (the "Indemnitee") if the Indemnitee is a party to or otherwise involved in any legal proceeding by reason of the fact that the Indemnitee is or was a Director or executive officer of the Registrant, or is or was serving at the request of the Registrant in certain capacities with another entity, against all expenses, judgments, settlements, fines and penalties, actually and reasonably incurred by the Indemnitee in connection with the defense or settlement of such proceeding. Indemnity is only available if the Indemnitee acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Registrant. The same coverage is provided whether or not the suit or proceeding is a derivative action. Derivative actions may be defined as actions brought by one or more shareholders of a corporation to enforce a corporate right or to prevent or remedy a wrong to the corporation in cases where the corporation, because it is controlled by the wrongdoers or for other reasons, fails or refuses to take appropriate action for its own protection. The Indemnity Agreements mandate advancement of expenses to the Indemnitee if the Indemnitee provides the Registrant with a written promise to repay the advanced amounts in the vent that it is determined that the conduct of the Indemnitee has not met the applicable standard of conduct. In addition, the Indemnity Agreements provide various procedures and presumptions in favor of the Indemnitee's right to receive indemnification under the Indemnity Agreement. A copy of the form of
Indemnity Agreement is included herein as Exhibit 10.               .

     Under the Registrant's Director and Officer Liability Insurance Policy, each Director and certain officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act. A copy of such insurance policy is included herein as Exhibit 99.1.

     Reference is made to the Form of Underwriting Agreement filed as Exhibit
1.1 hereto with respect to the indemnification provisions contained therein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     No securities of the Company which were not registered under the Act have been issued or sold by the Company within the past three years except as follows:

          (a) Between July 1, 1995 and July 1, 1998, the Company granted stock options to purchase an aggregate of 5,950 Common Shares to certain officers and employees of the Company pursuant to the terms of a stock option plan. No consideration (other than services) was received from these officers and employees for these options to purchase Common Shares. Exemption from registration is claimed under Section 2(3) of the Act.

          (b) On February 16, 1996, the Company issued and sold 100,000 Series A Convertible Preferred Shares to Mesirow Capital Partners VI, Tampsco Partnership VIII, Foundation Partners Fund, G.P., Arbeit & Co., Gerald Rauenhorst Family Foundation, Alpha & Omega Family Foundation, Sieben Foundation, Inc., Sieben Investment Co., Wilblairco Associates and Lee E. Tenzer for an aggregate purchase price of $10,000,000. Exemption from registration is claimed under Section 4(2) of the Act.

          (c) On July 31, 1996, Wastequip Manufacturing Company, the Company's wholly-owned subsidiary, issued a $1,250,000 promissory note, convertible into Common Shares of the Company at an exercise price of $25 per share, to James D. May, Sr. in partial consideration for the acquisition of the stock of May Manufacturing and Distributing Corp. Exemption from registration is claimed under Section 4(2) of the Act.

          (d) On February 16, 1998, Wastequip Manufacturing Company, the Company's wholly-owned subsidiary, issued a $1,644,033 promissory note, convertible into Common Shares of the Company at an exercise price of $20 per share, to Freestone, Inc. in partial consideration for the acquisition of certain assets of TEEM Enterprises, Inc. Exemption from registration is claimed under Section 4(2) of the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

         See Exhibit Index at page E-1 of this Registration Statement.

     (b) Financial Statement Schedules:

        None.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial Bona Fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on July 23, 1998.

                                            WASTEQUIP, INC.

                                            By: /s/ CHARLES W. WALTON
                                              ----------------------------------
                                              Charles W. Walton
                                              Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned, being a director or officer, or both of Wastequip Inc., an Ohio corporation, hereby constitutes and appoints Charles W. Walton, George L. Schneider, Richard L. Garcia, Dale C. LaPorte and Edward W. Moore, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, as well as any additional Registration Statements related hereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite, necessary or advisable to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 23, 1998.

                 SIGNATURE                                         TITLE
                 ---------                                         -----

/s/ CHARLES W. WALTON                           Chairman of the Board
--------------------------------------------
Charles W. Walton

/s/ GEORGE L. SCHNEIDER                         President, Chief Executive Officer and
--------------------------------------------    Director (Principal Executive Officer)
George L. Schneider

/s/ RICHARD L. GARCIA                           Chief Financial Officer (Principal Financial
--------------------------------------------    and Accounting Officer)
Richard L. Garcia

/s/ JOHN AGEE                                   Director
--------------------------------------------
John Agee

/s/ JAMES T. BARTLETT                           Director
--------------------------------------------
James T. Bartlett

/s/ PAUL S. BRENTLINGER                         Director
--------------------------------------------
Paul S. Brentlinger

/s/ FORREST D. HAYES                            Director
--------------------------------------------
Forrest D. Hayes

/s/ DANIEL P. HOWELL                            Director
--------------------------------------------
Daniel P. Howell

/s/ H. JAMES MCGINNESS, JR.                     Director
--------------------------------------------
H. James McGinness, Jr.

/s/ S. STERLING MCMILLAN, III                   Director
--------------------------------------------
S. Sterling McMillan, III

/s/ RICHARD B. TULLIS                           Director
--------------------------------------------
Richard B. Tullis

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 *1.1     Form of Underwriting Agreement.
  3.1     Amended and Restated Articles of Incorporation of the
          Company.
  3.2     Form of Second Amended and Restated Articles of
          Incorporation of the Company.
  3.3     Amended and Restated Code of Regulations of the Company.
  3.4     Form of Second Amended and Restated Code of Regulations of
          the Company.
 *4.1     Specimen certificate of the Company's Common Shares.
  4.2     Amended and Restated Shareholders Agreement of the Company,
          dated as of February 16, 1996.
  4.3     Warrant Purchase Agreement, dated as of May 26, 1994,
          between the Company and Banc One Capital Partners
          Corporation.
  4.4     Warrant Purchase Agreement, dated as of May 26, 1994,
          between the Company and Banc One Capital Partners II,
          Limited Partnership.
  4.5     Warrant No. BO-1, dated May 26, 1994, issued to Banc One
          Capital Partners II, Limited Partnership.
  4.6     Warrant No. BO-2, dated May 26, 1994, issued to Banc One
          Capital Partners Corporation.
  4.7     Securities Agreement, dated as of May 26, 1994, between the
          Company and May Fab -- Oklahoma, Inc.
  4.8     Warrant, dated May 26, 1994, issued to May Fab -- Oklahoma,
          Inc.
  4.9     Securities Agreement, dated as of July 31, 1996, between the
          Company and James D. May, Sr.
 *5.1     Form of opinion of Calfee, Halter & Griswold LLP as to the validity of the securities being offered.
 10.1     Fourth Amended and Restated Loan and Security Agreement,
          dated as of February 16, 1998, by and among the Company,
          certain borrowing subsidiaries of the Company, the financial institutions party thereto, and Sanwa Business Credit
          Corporation ("SBCC") as Agent.
 10.2     Amendment No. 1 to Fourth Amended and Restated Loan and
          Security Agreement, dated as of July 31, 1996, by and among the Company, certain borrowing subsidiaries of the Company, the financial institutions party thereto and SBCC, as Agent.
 10.3     Amendment No. 2 to Fourth Amended and Restated Loan and
          Security Agreement, dated as of May 29, 1997, by and among the Company, certain borrowing subsidiaries of the Company, the financial institutions party thereto and SBCC, as Agent.
 10.4     Amendment No. 3 to Fourth Amended and Restated Loan and
          Security Agreement, dated as of April 21, 1998, by and among the Company, certain borrowing subsidiaries of the Company, the financial institutions party thereto and SBCC, as Agent.
*10.5     Form of Credit Agreement between the Company and KeyBank,
          N.A.
 10.6     Subordinated Promissory Note, dated May 26, 1994, from
          Waste-Quip Manufacturing Company to May Fab -- Oklahoma,
          Inc.
 10.7     Subordinated Promissory Note, dated August 29, 1994, from
          Waste-Quip Manufacturing Company to May Fab -- Mississippi,
          Inc.
 10.8     Subordinated Note Guaranty, dated May 26, 1994, by the
          Company in favor of May Fab -- Mississippi, Inc. and May
          Fab -- Oklahoma, Inc.
 10.9     8% Convertible Subordinated Promissory Note, dated February
          16, 1996, from Waste-Quip Manufacturing Company to
          Freestone, Inc.
 10.10    Subordinated Note Guaranty, dated as of February 16, 1996, by the Company in favor of Freestone, Inc.
 10.11    7% Convertible Subordinated Promissory Note, dated July 31,
          1996, from Wastequip Manufacturing Company to James D. May,
          Sr.
 10.12    9% Nonconvertible Subordinated Promissory Note, dated July
          31, 1996, from Wastequip Manufacturing Company to James D.
          May, Sr.
 10.13    Subordinated Notes Guaranty, dated as of July 31, 1996, by the Company in favor James D. May, Sr.
 10.14    Form of Indemnity Agreement for officers and Directors of
          the Company.
 10.15    Wastequip, Inc. Key Employees Stock Option Plan.

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
 10.16    Wastequip, Inc. Outside Directors Stock Option Plan.
 10.17    Form of Stock Option Agreement for use in connection with
          the Key Employees Stock Option Plan of the Company.
 10.18    Form of Wastequip, Inc. 1998 Outside Directors Stock Option
          Plan.
 10.19    Form of Wastequip, Inc. Key Employees Stock Option Plan.
 10.20    Employment, Noncompetition and Confidentiality Agreement,
          dated as of November 10, 1992, between the Company and
          Charles W. Walton, as amended by Amendment No. 1, dated as of November 15, 1994, and by Amendment No. 2, dated as of
          January 1, 1998.
*10.21    Employment Agreement between the Company and George L.
          Schneider.
*10.22    Stock Option Agreement between the Company and George L.
          Schneider.
 10.23    Real Estate Lease, dated as of May 26 1994, between May
          Properties, Inc. and Wastequip Manufacturing Company.
 10.24    Real Estate Lease, dated as of May 26 1994, between May
          Fabricating Co., Inc. and Wastequip Manufacturing Company.
 10.25    Real Estate Lease, dated as of May 26 1994, between May
          Properties, Inc. and Wastequip Manufacturing Company.
 10.26    Master Equipment Lease, dated May 26, 1994, between May
          Fabricating Company and the Company.
 10.27    Master Equipment Lease, dated May 26, 1994, between May
          Fabricating Company and the Company.
 10.28    Master Equipment Lease, dated May 26, 1994, between May
          Fabricating Company and the Company.
 10.29    Master Equipment Lease, dated May 26, 1994, between May
          Properties, Inc. and the Company.
 10.30    Master Equipment Lease, dated May 26, 1994, between May
          Properties, Inc. and the Company.
 10.31    Master Equipment Lease, dated May 26, 1994, between May
          Properties, Inc. and the Company.
 10.32    Lease, dated as of July 31, 1996, between James D. May and
          May Manufacturing and Distributing Corp.
 21.1     Subsidiaries of the Company.
*23.1     Consent of Calfee, Halter & Griswold LLP (included in
          Exhibit 5.1 to this Registration Statement).
 23.2     Consent of Ernst & Young LLP.
 23.3     Consent of Lund Kohler Cox & Arkema, LLP.
 24.1     Power of Attorney (included on page II-4 of this
          Registration Statement).
*99.1     Director and Officer Liability Insurance Policy.

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* To be filed by amendment.

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